As filed with the U.S. Securities and Exchange Commission on April 25, 2006
Registration No. 333-132970

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
COREL CORPORATION
(Exact name of Registrant as specified in its charter)

Canada	7372	98-0407194
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1600 Carling Avenue
Ottawa, Ontario
Canada K1Z 8R7
(613) 728-0826
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Christopher DiFrancesco
1600 Carling Avenue
Ottawa, Ontario
Canada K1Z 8R7
(613) 728-0826
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew J. Beck, Esq. Darren E. Sukonick, Esq. Joshua B. Goldstein, Esq. Torys LLP 237 Park Avenue New York, New York 10017 (212) 880-6000	Bruce K. Dallas, Esq. Martin A. Wellington, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Gordon Davidson, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Craig Wright, Esq. Osler, Hoskin & Harcourt LLP Suite 1500, 50 O’Connor Street Ottawa, Ontario Canada K1P 6L2 (613) 235-7234
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price(2)	Fee(3)

Common Shares	7,475,000	$18.00	$134,550,000	$14,397

(1)	Includes 975,000 common shares that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Previously paid in connection with the initial filing of the Registration Statement on April 4, 2006.

     The Registrant shall amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued April 25, 2006
6,500,000 Shares
COMMON SHARES

Corel Corporation is offering 5,000,000 common shares and the selling shareholders are offering 1,500,000 common shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $16 and $18 per share.

Our common shares have been approved for quotation on the Nasdaq National Market under the symbol “CREL” and conditionally approved for listing on the Toronto Stock Exchange under the symbol “CRE.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 9.

PRICE $                        A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds	Selling
	Public	Commissions	to Corel	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$
We and the selling shareholders have granted the underwriters the right to purchase up to an additional 975,000 common shares to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2006.

MORGAN STANLEY

JPMORGAN

DEUTSCHE BANK SECURITIES

PIPER JAFFRAY

CIBC WORLD MARKETS

CANACCORD ADAMS
                              , 2006

COREL

painter IX
Paint Shop Pro X
COREL
Transform ideas into professional results!
CorelDRAW X3
GRAPHICS SUITE
Illustrate
Photo-Edit
Trace
Layout
COREL
WordPerfect
OFFICE X3
STANDARD EDITION
COREL
WINZIP
iGrafx

Corel Corporation is a leading global packaged software company with distribution in over 75 countries. With the acquisition of WinZip, Corel will have an estimated installed base of over 40 million users worldwide.

The company enjoys a favorable market position among value-conscious consumers and small businesses with its award-winning portfolio of full-featured, affordable and easy-to-use productivity, graphics and digital imaging software.

Corel's products are sold through a scalable distribution platform comprised of original equipment manufacturers (OEMs), Corel's domestic and international websites, and a global network of retailers and resellers.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares.
Until                , 2006, 25 days after the commencement of this offering, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
For investors outside the United States. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY
You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider among other things the matters discussed in “Risk Factors.”
COREL CORPORATION
Overview
We are a leading global packaged software company with an estimated installed base of 20 million current users in over 75 countries. We provide high quality, affordable and easy-to-use productivity and graphics and digital imaging software. Our products enjoy a favorable market position among value-conscious consumers and small businesses. The legal and functional departments within large companies and governmental organizations are also attracted to the industry-specific features and technical capabilities of our software. Our products are sold through a scalable distribution platform comprised of equipment manufacturers, or OEMs, our website, which we refer to as our e-Store, and our global network of resellers and retail vendors.
Our product portfolio includes well-established, globally recognized brands. Our primary productivity products are WordPerfect Office Suite, first developed in 1982 and marketed by Corel since 1996, and WinZip, a compression utility developed in 1991, that we will acquire concurrently with the closing of this offering. WordPerfect Office Suite is the leading Microsoft-alternative productivity software and includes Microsoft-compatible word processing, spreadsheet and presentation functionality. WinZip is the most widely used aftermarket compression utility, with more than 43 million seats sold to date. Our primary graphics and digital imaging products are CorelDRAW Graphics Suite and Corel Paint Shop Pro. CorelDRAW Graphics Suite is a leading illustration and image editing software suite used by design professionals and small businesses. Corel Paint Shop Pro digital image editing and management applications are used by novice and professional photographers and photo editors.
We benefit from the widespread global adoption of personal computers, or PCs, and digital cameras. As the retail price of PCs and digital cameras continues to decline, consumers are becoming more sensitive to the price of the software they use with these devices. We believe that we offer an industry-leading value proposition of high quality, affordable and easy-to-use software that is well positioned to take advantage of this trend.
Our Competitive Strengths
Our key competitive strengths include the following:

•	Industry-leading value proposition. We believe we offer the packaged software industry’s best combination of high quality, feature-rich functionality and affordability. Our products provide features and technical capabilities that are comparable to products offered by Microsoft and Adobe, typically at a price that is significantly lower than these competing products.

•	Globally recognized brands. WordPerfect Office Suite, WinZip, CorelDRAW Graphics Suite and Corel Paint Shop Pro are globally recognized brands in the packaged software industry as a result of many years of intensive marketing, advertising and promotion.

•	Easy-to-use, high quality products. Our products have been developed and tested over many years and we have received over 500 awards for excellence in software innovation, design and value. Substantial investments have been made to develop our products and they benefit from numerous user-driven upgrades. We are particularly focused on offering products that are easy-to-use and can interoperate with major file formats.

•	Scalable global distribution infrastructure. We have established global sales, marketing and distribution channels, including relationships with over 25,000 resellers and over 70 OEMs, a direct sales presence in

17 countries and distribution capability in over 75 countries. Our products are available at major retailers worldwide.

•	Flexible sales and distribution strategy. We offer OEMs, such as Dell, Wacom and Hewlett-Packard, and online services companies, such as Google and Yahoo!, creative and customized solutions, joint-marketing initiatives and specialized versions of our software. This flexible approach enables these companies to enhance their product and service offerings and provides them with an additional source of revenues. We provide OEMs and other software distributors with a viable alternative to the products offered by Microsoft and Adobe that can help reduce their dependence on these brands.

•	Established Internet presence through our e-Store. Our e-Store allows visitors to try our software, purchase it and obtain customer support. Sales through our e-Store and customer support representatives have grown rapidly and our e-Store affords us the opportunity to attract customers with minimal sales and marketing costs. Customers with older versions of our software, or limited functionality versions acquired through OEMs, can use our e-Store to upgrade to the most recent versions of our software. Our e-Store also complements our other distribution channels by facilitating our collection of user data through online registration and enables us to provide better online support services.
Our Strategy
Our objective is to profitably grow our installed base of customers and increase sales to our existing users. We plan to achieve this objective through the following strategies:

•	Broaden our distribution network to capitalize on the rapid adoption of low cost technologies. We view our relationships with OEMs, other distributors and online services companies as key growth drivers and we are focused on developing new distribution relationships and broadening our existing relationships.

•	Increase upgrade conversion rates. We intend to increase upgrade conversion rates through a number of strategic initiatives, including increasing our database of registered users through on-line registration, embedding upgrade information directly in our software and offering products in tiers of functionality.

•	Leverage and expand presence in emerging markets. We plan to leverage and expand our presence in emerging markets, such as China, India, Eastern Europe and Latin America, by continuing to localize our products in additional languages, expanding our reseller network and direct sales force and developing additional regionally-focused versions of our e-Store. We believe these markets represent attractive growth opportunities for us because they are characterized by first time users of low cost PCs and digital cameras who have not yet developed loyalty to a particular brand of software.

•	Continue to respond to user needs to better serve specific market sectors and increase user loyalty. We will continue to work with our loyal user base to help us develop additional product enhancements, improve our products to better meet the needs of specific market segments and strengthen user loyalty. We have a strong track record of offering high quality products for specific markets such as the legal and education sectors and we plan to target additional markets.

•	Continue to deliver high operating margins and positive cash flow. We are committed to delivering high operating margins and positive cash flow by focusing research and development activities on market driven add-on functionality and not speculative projects, employing disciplined cost management practices and maintaining stringent minimum return-on-investment criteria for acquisitions. Our existing administrative, marketing and distribution infrastructure is highly scalable and we believe it will enable us to grow our revenues without experiencing a proportionate increase in fixed costs.

•	Leverage existing platform and brands to maximize value from acquisitions. Our disciplined acquisition and integration strategy is focused on acquisitions of companies with proven and complementary products and established user bases that we believe will be accretive to earnings. We seek acquisition candidates that we believe can benefit from our existing global marketing, sales, distribution and general and administrative infrastructure.

Expected Results for the Three Months Ended February 28, 2006
      We estimate that our combined revenues and income from operations for the three months ended February 28, 2006 were approximately $44.3 million and $5.7 million, respectively, as compared to pro forma combined revenues and income from operations of $43.2 million and $3.4 million, respectively, for the three months ended February 28, 2005. This reflects an increase in revenues of $1.1 million, or 2.5% and an increase in income from operations of $2.3 million, or 67.6%. Our financial results are presented on a combined basis for all periods from and after January 18, 2005, which reflects the period WinZip and we have been under common control. The pro forma amounts presented above for the three months ended February 28, 2005 period also reflect the results of WinZip for the 48-day period from December 1, 2004 through January 17, 2005. Increases in combined revenues resulted from the release of new versions of several of our products in the fourth quarter of fiscal 2005 and the first quarter of fiscal 2006. The increase in income from operations resulted from continued improvements to our cost structure. Estimated cash and cash equivalents and total indebtedness as of February 28, 2006 were $15.2 million and $140.1 million, respectively.
Risk Factors
We are subject to a number of risks and uncertainties that could materially harm our business or inhibit our strategic plans. We face competitive threats from well established software companies that have significantly greater market share and resources than us, new entrants that benefit from industry trends, such as the increasing importance of Internet distribution and open source software, and from online services companies that are increasingly seeking to provide software products at little or no incremental cost to their customers to expand their Internet presence and build consumer loyalty. In addition, our core products have been marketed for many years and the packaged software market in North America and Europe is relatively mature and characterized by modest growth. Accordingly, we must successfully complete acquisitions, penetrate new markets or increase penetration of our installed base to achieve revenue growth. Before investing in our common shares, you should carefully consider the following:

•	except for the last two fiscal years, we have experienced declines in our revenues since the mid-1990s, from a high of $334.2 million in fiscal 1996 to our current level of $164.0 million (combined) in fiscal 2005, have experienced net losses in all but two fiscal years from 1996 to 2005, and had a net working capital deficit of $24.3 million (combined) at November 30, 2005;

•	we face competition from companies with significant competitive advantages, such as Microsoft, which has in excess of 97% of the North American Market for productivity software, and Adobe, which has in excess of 70% of the global packaged graphics and digital imaging software market;

•	as an increasing number of companies with advertising or subscriber-fee business models seek to offer competitive software products over the Internet at little or no cost to consumers, it may become more challenging for us to maintain our historical pricing policies and operating margins;

•	the proliferation of open source software and open standards may make us more vulnerable to competition because new market entrants and existing competitors could introduce similar products quickly and cheaply;

•	our relationships with Ingram Micro and Dell, which accounted for 4.6% and 13.5% respectively, of our fiscal 2005 revenues, can be terminated at any time;

•	the manner in which packaged software is distributed is changing rapidly, which presents challenges to established software companies such as us and presents opportunities for potential competitors;

•	our future growth is largely dependant on the execution of our acquisition strategy, which may fail for various reasons including our inability to find suitable acquisition candidates, complete acquisitions on acceptable terms or effectively integrate acquired businesses; and

•	the other factors described in the section entitled “Risk Factors” starting on page 9, and other information provided throughout this prospectus.

Company History
We were incorporated in Canada under the Canada Business Corporations Act in May 1985. In January 1989, we released CorelDRAW, a market-leading full-featured graphics software product. In November 1989, we completed an initial public offering of our common shares. In March 1996, we acquired WordPerfect. In August 2003, we were acquired in a going private transaction by Vector Capital and were continued as a corporation organized under the Business Corporations Act (Ontario). Immediately following our acquisition by Vector Capital we undertook a significant restructuring of our business. As part of this restructuring, we divested our underperforming product lines, discontinued speculative research and development activity, refocused on our core product offerings and implemented company-wide expense reduction measures. In October 2004, we acquired Jasc Software, Inc., a leading provider of digital imaging software. In January 2006 we were continued as a corporation organized under the Canada Business Corporations Act.
Equity Recapitalization
On December 1, 2005, through an amalgamation with a wholly owned subsidiary, we reorganized our share capital. Following the amalgamation, our share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. All of the outstanding Series A preferred shares, Class A common shares and Class B common shares of the pre-amalgamated corporation were converted into common shares of the post-amalgamated corporation on a one for one basis. In March 2006, we effected a 1.0 for 11.7 reverse split of our common shares. We have reflected the reverse split of the common shares as if it had happened to the Series A preferred shares, Class A common shares and Class B common shares for all share and per share amounts subsequent to August 28, 2003.
Vector Capital
Vector Capital beneficially owned approximately 97.4% of our outstanding common shares as of February 28, 2006 and will retain beneficial ownership of approximately 72.1% of our outstanding common shares immediately following the completion of this offering. All of the common shares beneficially owned by Vector Capital are indirectly held by Corel Holdings L.P., a Cayman Islands limited partnership, through wholly owned indirect subsidiaries existing under the laws of Barbados. The general partner of Corel Holdings L.P. is Vector Capital Partners II International, Ltd., a Cayman Islands corporation. Vector Capital Partners II International, Ltd. is controlled by Alex Slusky, a principal of Vector Capital and a member of our board of directors. Vector Capital is based in San Francisco, California.
Concurrent Transactions
Acquisition of WinZip. Concurrently with the closing of this offering we will acquire all of the outstanding securities of WinZip, a leading provider of compression utility software, from Vector Capital, our controlling shareholder, for total consideration of 4,322,587 common shares. We will repay WinZip’s total outstanding indebtedness, which totalled approximately $19.2 million as of February 28, 2006, with a portion of the net proceeds of this offering. See “Use of Proceeds.”
New credit facility. Concurrently with the closing of this offering, we intend to enter into a new $165.0 million senior secured credit facility with a syndicate of financial institutions, including affiliates of several of the underwriters of this offering. The new credit facility will consist of a $90.0 million term loan with a six-year maturity and a $75.0 million revolving credit facility with a five-year term.

Our principal executive offices are located at 1600 Carling Avenue, Ottawa, Ontario Canada K1Z 8R7 and our telephone number is (613) 728-0826. Our Internet website address is http://www.corel.com. Information accessible on our website is not, and should not be considered, part of this prospectus.

In this prospectus, the terms “Corel,” “we,” “us” and “our” refer to Corel Corporation and its subsidiaries and WinZip unless the context otherwise requires.
References to “Vector Capital” refer collectively to funds managed by Vector Capital Corporation or related entities and direct and indirect subsidiaries of those funds through which our shares are owned. References to “Jasc” refer to Jasc Software, Inc. References to “WinZip” refer to Cayman Limited Holdco, a holding company for WinZip’s business formed in the Cayman Islands, and its subsidiaries.
Unless otherwise indicated, all of our financial information included in this prospectus as of and for the fiscal year ended November 30, 2005 and as of and for the three months ended February 28, 2006 is presented on a combined basis to include the financial information of WinZip from and after January 18, 2005, which reflects the period during which WinZip and we have been under common control by Vector Capital.
References to “offering” refer to the initial public offering of our common shares in the United States and Canada. All references to “underwriters” refer collectively to the U.S. and Canadian underwriters.
Throughout this prospectus we refer to “packaged software,” which refers to software sold in a format that is ready for use without customization regardless of whether such software is sold in a physical package, pre-installed on a computer or downloaded electronically over the Internet.
As of February 28, 2006, we had units, consisting of stock options coupled with phantom share units, outstanding in respect of up to 1,409,091 common shares that were issued pursuant to our 2003 share option and phantom share unit plan. These units are equivalent to traditional stock options, except that upon exercise we may, but are not obligated to, settle them in cash instead of common shares. Throughout this prospectus we refer to these units as either “units” or “stock options.” For information about the terms of these units, see the section of this prospectus entitled “Management— Share Option and Other Compensation Plans.”
In this prospectus, all references to “$” and “U.S. dollars” are to the lawful currency of the United States, all references to “C$” or “Canadian dollars” are to the lawful currency of Canada. All references to GAAP are to generally accepted accounting principles in the United States.

THE OFFERING

Common shares offered by Corel Corporation	5,000,000 shares

Common shares offered by the selling shareholders	1,500,000 shares. The selling shareholders are Vector Capital and former shareholders of Jasc, a business we acquired in October 2004. See “Principal and Selling Shareholders.”

Over-allotment option	We and the selling shareholders have granted to the underwriters an option to purchase up to 750,000 and up to 225,000 common shares, respectively, to cover over-allotments, if any.

Common shares to be outstanding following the offering	24,492,427 shares, after giving effect to the issuance of 4,322,587 shares in connection with our acquisition of WinZip and assuming no exercise of the over-allotment option.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $73.6 million after estimated underwriting discounts and commissions and estimated offering expenses. We will use our net proceeds from this offering, together with borrowings from the term loan portion of our new credit facility, for repayment of approximately $140.1 million of debt, including outstanding indebtedness of WinZip, and for general corporate purposes, which may include acquisitions. We will not receive any of the net proceeds from the sale of common shares by the selling shareholders. See “Use of Proceeds.”

Nasdaq National Market Symbol	“CREL”

Toronto Stock Exchange Symbol	“CRE”

Risk Factors	Investing in our common shares involves risks. See “Risk Factors” beginning on page 9.

The number of shares to be outstanding after this offering is based on shares outstanding as of February 28, 2006 and does not reflect:

•	up to 1,409,091 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.84 per share;

•	2,775,320 additional common shares reserved for issuance under our 2006 equity incentive plan, which will be effective upon completion of this offering; and

•	74,680 common shares issuable upon the exercise of replacement stock options to be granted under our 2006 equity incentive plan to holders of options to purchase shares of WinZip common stock.
Unless we specifically state otherwise, all information in this prospectus:

•	assumes an initial public offering price of $17.00 per common share;

•	assumes no exercise by the underwriters of their over-allotment option;

•	assumes completion of the WinZip acquisition and

•	reflects, for all prior periods after August 28, 2003, a 1.0 for 11.7 reverse split of our common shares effected in March 2006.

SUMMARY CONSOLIDATED FINANCIAL DATA
The summary consolidated financial data for the period from December 1, 2002 through August 28, 2003, the period from August 29, 2003 through November 30, 2003 and the fiscal years ended November 30, 2004 and 2005 and as of November 30, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the period from December 1, 2002 through August 28, 2003 reflects our results of operations prior to the time we were acquired by Vector Capital. That financial data is not directly comparable to the financial data presented for subsequent periods, which was prepared using push-down accounting. The summary consolidated financial data presented as of and for the fiscal year ended November 30, 2005 is presented on a combined basis to include the financial data of WinZip from January 18, 2005 to November 30, 2005, which reflects the period that WinZip and we were under common control by Vector Capital. That financial data is not directly comparable to the financial data presented for prior periods, which do not reflect the financial data of WinZip. In addition, the summary consolidated financial data includes the results of Jasc since October 2004.
The summary consolidated as adjusted balance sheet data as of November 30, 2005 gives effect to this offering, a $7.5 million dividend paid by WinZip to Vector Capital in March 2006, the deemed dividend resulting from the difference between the fair value of 4,322,587 of our common shares to be issued to Vector Capital in connection with our acquisition of WinZip and the carrying amount of WinZip’s net assets, our new credit facility and the use of the net proceeds from this offering and borrowings under the term loan portion of the new credit facility in the manner set forth under “Use of Proceeds.”

	Predecessor

		August 29, 2003	Fiscal Years Ended
	December 1,	Through	November 30,
	2002 Through	November 30,
	August 28, 2003	2003	2004	2005

				(combined)
		(in thousands)
Consolidated Statement of Operations Data:
Revenues	$85,386	$23,806	$111,692	$164,044
Cost of revenues (exclusive of amortization)	17,623	3,822	15,300	19,615
Amortization of intangible assets	5,661	4,132	16,547	26,139

Gross margin	62,102	15,852	79,845	118,290

Operating expenses:
Sales and marketing	45,465	13,620	38,508	54,056
Research and development	16,342	4,629	14,550	23,538
General and administrative	26,408	5,587	14,876	19,851
Other operating expense	—	—	—	3,125
Restructuring	—	1,138	3,520	834

Total operating expenses	88,215	24,974	71,454	101,404

Income (loss) from operations	(26,113)	(9,122)	8,391	16,886

Loss on debt retirement	—	—	—	3,937
Interest (income) expense, net	(1,383)	206	1,224	12,608
Impairment (gain on disposal) of investments	7,448	—	(729)	(125)
Amortization of deferred financing fees	—	24	407	1,756
Other non-operating expense (income)	(1,530)	(635)	(1,033)	1,172

Income (loss) before undernoted	(30,648)	(8,717)	8,522	(2,462)

Income tax expense (recovery)	(3,895)	555	7,315	6,291
Share of loss of equity investments, net of tax	1,142	—	—	—

Net income (loss)	$(27,895)	$(9,272)	$1,207	$(8,753)

Cash Flow Data:
Cash flow provided by (used in) operating activities	$(10,792)	$8,671	$32,512	$40,459
Cash flow (used in) financing activities	(240)	(47,516)	(5,329)	(38,552)
Cash flow provided by (used in) investing activities	6,418	43,134	(34,099)	7,301
Other Financial Data:
EBITDA(1)	$(23,151)	$(3,428)	$29,183	$39,531
Adjusted EBITDA(1)	(14,561)	(2,290)	32,199	49,033

	As of November 30, 2005

	Actual	As Adjusted(2)

	(combined, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,746	$23,375
Working capital (deficit)	(24,255)	(21,626)
Total assets	120,836	120,382
Deferred revenue	13,840	13,840
Total term loans	148,729	90,000
Promissory note payable	2,242	2,242
Total shareholders’ (deficit) equity	(85,234)	6,829

(1)	EBITDA represents net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA, further adjusted to eliminate items specifically defined in our credit facility. EBITDA and Adjusted EBITDA are not measures of operating income, operating performance or liquidity under GAAP. We have included a presentation of EBITDA because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and it is a starting point for calculating Adjusted EBITDA. We have included a presentation of Adjusted EBITDA because certain covenants in our new credit facility are tied to Adjusted EBITDA. If our Adjusted EBITDA were to decline below certain levels, it could result in, among other things, a default or mandatory prepayment under our new credit facility. The covenants in our new credit facility are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Indebtedness.” Additionally, management uses EBITDA and Adjusted EBITDA as supplementary non-GAAP measures to assist in its overall evaluation of our liquidity and to determine appropriate levels of indebtedness. Neither EBITDA nor Adjusted EBITDA should be considered in isolation or as a substitute for cash flow from operations (as determined in accordance with GAAP) as an indicator of our operating performance, or of operating income (as determined in accordance with GAAP). EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies.

We consider EBITDA and Adjusted EBITDA to be measures of liquidity. Accordingly, they are reconciled to cash flow from operations in the table below.

	Predecessor

		August 29, 2003	Fiscal Years Ended
	December 1, 2002	Through	November 30,
	Through	November 30,
	August 28, 2003	2003	2004	2005

				(combined)
		(in thousands)
Cash flow provided by (used in) operating activities	$(10,792)	$8,671	$32,512	$40,459
Change in operating assets and liabilities	2,030	(12,275)	1,683	(9,527)
Interest expenses	—	225	2,709	12,786
Interest income	(1,383)	(19)	(1,485)	(178)
Income tax expense (recovery)	(3,895)	555	7,315	6,291
Stock-based compensation	—	—	(225)	(1,731)
Other non-cash charges	—	—	—	(2,242)
Loss on debt retirement	—	—	—	(3,937)
Accrued interest	—	—	—	(913)
Provision for bad debts	(755)	(326)	93	(529)
Unrealized foreign exchange gains (losses) on forward contracts	162	(22)	27	(263)
Deferred income taxes	139	(237)	(5,178)	(830)
Gain (loss) on disposal of fixed assets	(67)	—	(3)	20
(Impairment) gain on disposal of investments	(7,448)	—	729	125
Share of loss of equity investments	(1,142)	—	—	—
Predecessor legal settlement and tax refund	—	—	(8,994)	—

EBITDA	$(23,151)	$(3,428)	$29,183	$39,531
Restructuring	—	1,138	3,520	834
Stock-based compensation	—	—	225	1,731
Impairment (gain on disposal) of investments	7,448	—	(729)	(125)
Share of loss of equity investments, net of tax	1,142	—	—	—
Early contract termination costs	—	—	—	2,242
Reorganization costs	—	—	—	883
Loss on debt retirement	—	—	—	3,937

Adjusted EBITDA	$(14,561)*	$(2,290)	$32,199	$49,033

*	Amount reflects no adjustment for $7.0 million of expenses associated with our going-private transaction.

(2)	Assumes net proceeds to us from this offering of $73.6 million. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) pro forma as adjusted cash and cash equivalents, working capital, total assets and total shareholders’ (deficit) equity by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
      You should consider the following factors in evaluating whether to purchase common shares in this offering. These factors should be considered in conjunction with the other information included in this prospectus.
Risks Relating to our Business
     The long-term trend in our business reflects declines in our revenues since the mid-1990s and we have experienced net losses during fiscal 2005 and during several years prior to 2004.
      We experienced a net loss of $8.8 million during fiscal 2005. Except for the last two fiscal years, our revenues have declined from a high of $334.2 million in fiscal 1996 to our current level of $164.0 million in fiscal 2005. While our revenues increased by $52.4 million in fiscal 2005 compared to the prior year, this increase is primarily attributable to the inclusion of WinZip’s revenues in fiscal 2005 which is presented on a combined basis and sales of digital imaging products we acquired in our acquisition of Jasc in October 2004. Revenues derived from our existing products and services (excluding products acquired in the Jasc acquisition) declined by $3.5 million in fiscal 2005 compared to fiscal 2004. In addition, WinZip revenues have declined from $24.9 million in fiscal 2004 to $22.7 million in fiscal 2005. We experienced net losses in all but two fiscal years from 1996 to 2005 and a decline in revenues in all but three of the last ten years. Although our financial results have improved since we were acquired by Vector Capital, a significant portion of that improvement resulted from our implementation of cost reduction initiatives, including a significant reduction in our workforce. The effects of these initiatives and whether the improvement in our operating results is sustainable over the long-term has yet to be demonstrated. We expect to incur significant incremental costs as a public company, such as costs of complying with applicable securities laws and higher insurance premiums. In addition, our strategy includes pursuing acquisitions. If we are successful in completing any acquisitions, we may incur substantial additional costs, including increased amortization expense and restructuring and acquisition-related charges. As a result of these and other factors there is a risk that we will not be able to reverse the long term trend in our revenues or improve our operating results in the future.
     Our quarterly operating results may fluctuate depending on the timing and success of product releases, which may result in volatility of our stock price.
      Our products generally have release cycles of between 12 and 24 months and we typically earn the largest portion of revenues for a particular product during the first half of its release cycle. If new versions of our software do not achieve widespread market acceptance, our results of operations will be adversely affected. Because the timing and success of new product and product upgrade releases have a significant impact on our revenues and expenses and release dates do not conform to a fiscal year cycle, it is difficult to discern meaningful trends in our business by comparing our financial results for any two fiscal quarters. Due to the impact of releases of new products and versions, our future operating results and stock price may be subject to significant volatility, particularly on a quarterly basis. Any delays or failures in developing enhancements and marketing our new versions of our products or product upgrades may have a harmful impact on our results of operations.
     Our core products compete with products offered by Microsoft and Adobe, which have dominant market positions and other significant competitive advantages.
      Our WordPerfect Suite, which accounted for approximately 37.3% and 24.0% of our total revenues in fiscal 2004 and 2005, respectively, competes with Microsoft Office which has in excess of 97.0% of the North American market for office suite software. In addition, our graphics and digital imaging products, which accounted for approximately 55.4% and 58.8% of our total revenues in fiscal 2004 and 2005, respectively, compete with similar products offered by Adobe, which, after giving effect to Adobe’s acquisition of Macromedia, has in excess of 70.0% of the global packaged graphics and digital imaging software market in which we compete. It is extremely difficult for us to increase our market share among existing software users because they tend to have high levels of brand loyalty due to the actual or perceived cost, time and effort required to transition existing files and learn how to use new software. The existence of these dominant brands also makes it more difficult for us to attract first-time software buyers because Microsoft and Adobe can offer ubiquitous products that enable file sharing with other users of their respective products without compatibility concerns.
      In addition to having dominant market positions, Microsoft and Adobe enjoy a number of other competitive advantages that result from having large scale operations, leading brand identities and significantly greater financial and other resources than us. These advantages include, among others:

•	sales and marketing advantages;

•	advantages in the recruitment and retention of skilled technical personnel;

•	advantages in the establishment and negotiation of profitable strategic, distribution and customer relationships;

•	advantages in the development and acquisition of innovative software technology and the acquisition of software companies;

•	greater ability to pursue larger scale product development and distribution initiatives on a global basis; and

•	operational advantages.
      Microsoft and Adobe also offer broader product lines than we do, including software products outside of the productivity and graphics and digital imaging markets, that provide them with greater opportunities to bundle and cross-sell software products to their large user bases. Because we generally rely on having lower prices than Microsoft and Adobe to attract customers, to the extent Microsoft and/or Adobe were to offer products comparable to ours at a similar price, our revenues would decline and our business would be harmed.
     We face significant competitive threats from Internet companies that may offer competitive software products at little or no cost to consumers to increase their market presence and user base.
      Large online services companies are constantly seeking new ways to drive Internet traffic to their websites and increase their user bases. Because these companies primarily earn revenues through the sale of advertising or the collection of subscription fees, they are often willing to provide free or low cost products and services to their users to increase usage of their core services. For example, in October 2005 Google and Sun MicroSystems announced that they had expanded their relationship to include distribution of Google’s search toolbar with downloads of Sun’s Java Runtime Environment. Sun and Google also implied that, in the future, their relationship may also extend to the distribution of productivity software. Google, Yahoo! and AOL now provide users with free email services, and Google, Shutterfly, AOL and Snapfish, among others, provide free online digital photograph management and editing applications. In addition, it was recently announced that Google has acquired Upstartle, a developer of an online word processing application. These and other online services companies have broad access to our target customer group and if they begin to provide their users with software products with similar features and functionality to our products, we may be unable to maintain our prices and our operating results could be adversely affected.
     Our success depends on our ability to offer products that are highly compatible with products offered by Microsoft and Adobe.
      Software users often share files, making it critical that our products remain compatible with products that have dominant market positions. To make our products compatible with products offered by Microsoft, Adobe and others, we often rely on technical information provided to us through informal cooperative arrangements. We have no contractual right to receive this technical information and if these competitors are unwilling to provide it to us, we may be unable to continue to provide products that are compatible with their products. In the past, we received technical specifications from both Adobe and Macromedia which were competing with each other in the graphics and digital imaging software market. In December 2005, Adobe acquired Macromedia, and it is unclear whether the combined company will cooperate with us in the future to the same extent Adobe and Macromedia have in the past.

      Microsoft’s Windows Vista operating system, which is intended to replace Microsoft’s current operating system, Microsoft XP, is currently scheduled for release late in 2006. Because it is still in development, we are not yet in a position to complete development of a version of our products that is compatible with Windows Vista. If Windows Vista is rapidly adopted in the market before we are able to release compatible versions of our software, our revenues may decline. Moreover, although we have been able to achieve a high level of compatibility with Microsoft products in the past, it is often impossible for us to achieve the same level of functionality and performance as Microsoft’s products because its products benefit from technology embedded in the Microsoft Windows operating system and other Microsoft software applications, which places us at a competitive disadvantage.
      Since it is often technically impossible for us to develop products that are compatible in all respects with the leading brands, there is also a risk that any non-compatible features will be criticized in the market and damage our reputation. If our products are not sufficiently compatible or are not perceived to be compatible with the leading brands for any reason, we would lose a key element of our value proposition and our revenues and results of operations would be adversely affected.
     With the growth in the Internet as a medium to download and purchase software, we expect to face increasing competition from smaller software providers.
      The increasing popularity of the Internet as a medium to purchase software is enabling smaller software providers to distribute products with minimal upfront costs or resources. In the past, a substantial barrier to entry into the packaged software market for small-scale providers has been the need to manufacture, package and distribute software through a retail or commercial distribution chain. To the extent consumers increasingly purchase software over the Internet, we expect to face increased competition from small software development companies and programmers worldwide. Online software distribution has certain inherent advantages over physically packaged software, such as the reduction or elimination of manufacturing, packaging, shipping and inventory costs. New entrants that have business models focused on Internet distribution may have more favorable cost structures than companies such as ours that employ a multi-channel distribution network, which could give those competitors cost savings, pricing and profitability advantages.
     The manner in which packaged software is distributed is changing rapidly, which presents challenges to established software companies such as us and presents opportunities for potential competitors.
      Traditionally, most consumer software has been sold as a separate stand-alone item through retail vendors. Increasingly, software products are being bundled with hardware or online services and sold directly by the equipment manufacturers and online services companies. Although we have relationships to bundle our productivity software with personal computers and online services, we do not yet have any relationships with digital camera manufacturers to bundle our graphics and digital imaging software with their digital cameras. If we are not successful in forging distribution arrangements with digital camera manufacturers or additional participants in all the markets we serve our competitors may gain a significant competitive advantage.
      We generally receive lower prices for software that is bundled with hardware or services than we receive for physically packaged software. In the case of software bundled with hardware, we generally bundle lower functionality versions of our software and provide the opportunity for users to upgrade to more full-featured versions. Accordingly, even if we are successful in expanding our relationships with OEMs, our revenues may decline to the extent purchasers through these channels do not purchase our software through the retail channel or elect not to purchase our software upgrades.
      The increasing percentage of packaged software distributed by OEMs and over the Internet presents a number of challenges and competitive threats. We currently distribute a substantial portion of our products in retail locations around the world and view our retail distribution network as a competitive strength. To the extent that retail software distribution represents a diminishing percentage of total software sales, the relative benefits of our retail network will decline. A declining percentage of our sales have been derived from our retail distribution channel and we expect this trend to continue. If in the future we need to reduce the size or scope of our retail distribution network, we will likely incur significant restructuring charges which would adversely affect our results of operations.
     Open source software and open standards may make us more vulnerable to competition because new market entrants and existing competitors could introduce similar products quickly and cheaply.
      Open source refers to the free sharing of software code used to build applications in the software development community. Individual programmers may modify and create derivative works and distribute them at no cost to the end user. To the extent that open source software is developed that has the same or similar functionality as our products, demand for our software may decline, we may have to reduce the prices we charge for our products and our results of operations may be negatively affected.
      In addition, there is continuing pressure on the software industry to adopt standardized file formats. Microsoft recently announced its intention to publicly release the specifications for one file format to be implemented in its next generation office suite and also to seek approval from an international standards organization to formally endorse Microsoft’s new Office file format as open standard. While we generally support the adoption of open standards, this change may make it easier for other software companies to produce productivity software that is compatible with Microsoft Office. In the past we have been one of a small group of companies that offer productivity software that directly competes with Microsoft Office applications and is also compatible with those applications. If the proposed Microsoft Office open file format, or any other open file format, becomes the industry accepted standard, we could lose a key competitive advantage.
     We rely on relationships with a small number of companies for a significant percentage of our revenues, and if any of these companies terminates its relationship with us, our revenues could decline.
      In 2005, we derived 4.6% and 13.5% of our revenues from our relationships with Ingram Micro and Dell, respectively. To the extent our relationships with either of these companies is interrupted or terminated for any reason, our revenues may decline. In addition, our agreements with these companies only provide a general framework governing our relationships. These agreements do not contain any exclusivity provisions and these companies have no obligation to purchase a minimum quantity of our products, promote our products or continue distributing our products. Each of these companies also distributes the products of our direct competitors. Accordingly, these companies may stop distributing our products, they may feature competitive products more prominently or they may fail to effectively promote the sale of our products to their customers, which would harm our competitive position and operating results.
     The packaged software industry is subject to rapid technological change and if we fail to respond to dynamic market forces, our position within the industry will be harmed.
      The packaged software industry is characterized by rapid technological change. If our competitors are able to develop innovative new features or functionality that we are unable to replicate or if we experience delays in providing competing features or functionality our business may suffer. Moreover, we devote virtually all of our research and development efforts toward enhancing our existing product lines and we do not pursue development of new applications. If our competitors are able to make significant innovative improvements to their products or develop new products with substantially enhanced capabilities, our products may become obsolete or our value proposition may become less attractive.
     Our recent growth through acquisitions may not be representative of future growth.
      Because our products and markets are relatively mature, and since our strategy does not include internal development of new product lines, our prospects for future growth are highly dependent on our ability to complete acquisitions of complementary businesses, products or technologies. Recent increases in our revenues are primarily attributable to the inclusion of WinZip’s revenues in our 2005 results and our acquisition of Jasc in October 2004. Our reliance on acquisitions as a primary means of achieving future growth involves a number of risks and uncertainties, many of which are beyond our control. For example, the purchase price for acquisitions will depend significantly on overall market conditions, the degree of competition from other strategic or financial buyers and the availability of attractive acquisition candidates with complimentary products or services. In addition, we may need debt or equity financing to pay for acquisitions, which may not be available to us on acceptable terms or at all. Our ability to use our common shares as currency to pay for acquisitions will depend on the trading price of our common shares, which may be volatile. If we cannot successfully execute our acquisition strategy our growth will be constrained and the value of our common shares will decline.
      We relied on Vector Capital for advice and consulting services in connection with our acquisitions of Jasc and WinZip. Although we have entered into an advisory services agreement with Vector Capital, it is not obligated to provide these services in the future. If, for any reason, Vector Capital does not continue to provide such services we may not be able to hire consultants with comparable expertise. The loss of Vector Capital’s advisory services would likely increase the relative burden on our management in identifying, analyzing and negotiating acquisitions and could make it more difficult for us to grow our business.
     We may not realize the anticipated benefits of acquisitions, and the integration of WinZip or other acquired companies may disrupt our business and management.
      Realizing the benefits from the WinZip acquisition or any other acquisition will depend in part on the successful integration of the acquired company’s products, operations and personnel with our organization in a timely and efficient manner. It may be difficult for us to adapt WinZip’s products to our pricing and distribution model, since WinZip has historically allowed users to download its application without charge and there are competing compression utility offerings that are available for free. We may incur significant costs integrating an acquired company’s operations, products and personnel. We may also encounter difficulties assimilating acquired companies due to differences in our respective organizational cultures. The integration process is inherently unpredictable and subject to delay and unexpected costs.
      It is also difficult to assess the degree to which we will achieve benefits from an acquisition until long after the acquisition has occurred. For example, we may not derive the amount of revenues we anticipate from the sale of WinZip’s products due to the high level of market penetration of its software. We do not know whether we will be successful in achieving the desired benefits from the WinZip acquisition or any subsequent acquisition.
      Acquisitions involve a number of additional risks and uncertainties, including:

•	disruption of our ongoing business and distraction of our management and employees from other opportunities and challenges due to integration issues;

•	inability to retain our or the target’s technical and managerial personnel, key customers, distributors, vendors and other business partners;

•	incurrence of acquisition-related costs or amortization costs for purchased intangible assets that could impact our operating results;

•	potential failure of our due diligence processes to identify significant issues with product quality, design and development, legal and financial contingencies or other liabilities;

•	incurrence of significant exit charges if products acquired in business combinations are unsuccessful; and

•	potential inability to ensure that internal controls over financial reporting are effective.
      In addition, we may incur or assume a significant amount of additional debt or other obligations in connection with acquisitions, which could deprive us of operational and financial flexibility and increase the risk that our business could not survive a downturn.
     We are subject to risks associated with international operations that may harm our business.
      In fiscal 2005, we derived approximately 36.6% of our total revenues from sales to customers outside of the Americas. Sales in Germany comprised the largest portion of these international sales, representing 10.0%

of total revenues in fiscal 2005. Our international operations subject us to a number of risks, challenges and uncertainties, including the following:

•	foreign currency fluctuations;

•	increased software piracy and uncertainty with respect to the enforcement of intellectual property rights;

•	international economic and political conditions;

•	labor and employment laws, particularly in Europe, which make it difficult to maintain flexible staffing levels;

•	tariffs, quotas and other trade barriers and restrictions;

•	difficulties and expenses in localizing our products, particularly in Asian markets;

•	difficulties inherent in staffing and managing foreign operations; and

•	the burdens of complying with a variety of foreign laws.
      In addition, because increasing the scope of our operations in emerging economies, such as China, India, Eastern Europe and Latin America, is a key element of our growth strategy, we expect that our exposure to the risks and uncertainties described above will increase in the future.
     We may incur losses associated with currency fluctuations and may not effectively hedge our exposure.
      Our operating results are subject to volatility resulting from fluctuations in foreign currency exchange rates. For example, we incur a disproportionate percentage of costs in Canadian dollars as compared to Canadian dollar revenues. As a result, our results will be negatively affected if the Canadian dollar rises relative to the U.S. dollar. Although we attempt to mitigate a portion of these risks through foreign currency hedging, these activities may not effectively offset the adverse financial effect resulting from unfavorable movement in foreign currency exchange rates.
     Our business may be constrained by the intellectual property of others, and we have been and are currently subject to claims of intellectual property infringement, which are costly and time-consuming to defend.
      The software industry is characterized by the existence of a large number of patents, trademarks and copyrights, and by frequent litigation based upon allegations of infringement or other violations of intellectual property rights. We may be constrained by the intellectual property of others. We are currently a defendant in a material lawsuit alleging intellectual property infringement, and we may again in the future have to defend against intellectual property lawsuits. We may not prevail in our current or future intellectual property litigation given the complex technical issues and inherent uncertainties in litigation. We have in the past and expect that we will in the future receive correspondence alleging that our products infringe the intellectual property rights of others. Any claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause product development or release delays or require us to enter into costly royalty or licensing agreements. In addition, some of our agreements with customers and distributors, including OEMs and online services companies, require us to indemnify these parties for third-party intellectual property infringement claims and many of these indemnification obligations are not subject to monetary limits. The existence of these indemnification provisions could increase our cost of litigation and could significantly increase our exposure to losses from an adverse ruling.
     We may be unable to maintain licenses to third-party technology that is integrated into our products.
      We integrate third-party technology into our software products. Although we are not currently reliant on any technology license agreement from a single third party, if we were to lose our rights to technology licensed to us by several third parties, our business could be significantly disrupted, particularly if the technology subject to those agreements was either no longer available to us or no longer offered on commercially reasonable terms. In either case, if we are unable to redesign our software to function without this third-party technology or to obtain or internally develop similar technology, we might be forced to limit the features available in our current or future products.

Our success depends heavily on our ability to adequately protect our intellectual property.
      We depend upon our ability to protect our technology. Our means of protecting our intellectual property may not be adequate to prevent others from misappropriating or otherwise obtaining and using information that we regard as proprietary. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We may be unable to obtain effective patent or trademark protection in the future. Policing unauthorized use of our software is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the U.S. and Canada. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.
      We have placed source code for our software in escrow, and this source code may, under certain circumstances, be made available to certain of our customers, distributors or OEMs. We also work with translators, localizers and independent software developers and these third parties have access to proprietary information relating to our technology. These arrangements could increase the ease or likelihood of potential misappropriation or other misuse of our intellectual property.
      Further, our software products contain open source software code licensed to us under various open source licenses. We rely in part on third parties to develop our software and may not be able to verify whether the components developed by these third parties contain additional open source code. Open source code may impose limitations on our ability to sell our products because, among other reasons, open source license terms may result in unanticipated obligations regarding our products and the disclosure of underlying derivative source code, and open source software cannot be protected under trade secret law.
     As a global business, we have a relatively complex tax structure and there is a risk that tax authorities will disagree with our tax positions.
      We have tax losses carried forward available to offset future taxable income of approximately $249.0 million as of November 30, 2005. Approximately 90% of our tax losses are in Canada. Under Canadian tax rules, we can only use losses to offset future taxable income from the same business or a business that is similar to the one that incurred the losses. While our Canadian losses are not subject to any annual deduction limitations, the losses do have relatively short time periods until they expire. We may not be able to use all of our Canadian losses before their expiration. As of November 30, 2005, we also had approximately $111.0 million of tax depreciation in Canada that would be available to offset taxable income in future years. We have not been subject to a tax audit or review for several years and while we believe that our tax assets have been appropriately determined, there is a risk that, when we are audited, the tax authorities would not agree with our position. Any adverse determination by a tax authority would effectively increase our future tax obligations, to the extent we earn taxable income.
      Since we conduct operations worldwide through our foreign subsidiaries, we are subject to complex transfer pricing regulations in the countries in which we operate. Transfer pricing regulations generally require that, for tax purposes, transactions between us and our foreign affiliates be priced on a basis that would be comparable to an arm’s length transaction and that contemporaneous documentation be maintained to support the tax allocation. Although uniform transfer pricing standards are emerging in many of the countries in which we operate, there is still a relatively high degree of uncertainty and inherent subjectivity in complying with these rules. To the extent Canadian or any foreign tax authorities disagree with our transfer pricing policies, we could become subject to significant tax liabilities and penalties.
      The taxes we owe for our WinZip business are based in part on maintaining substantial business operations in an overseas jurisdiction, which has favorable tax laws. If tax authorities determined that we did not maintain business operations in this jurisdiction sufficient to remain subject to these tax provisions, our effective tax rate would increase and we could become subject to significant tax liabilities, penalties and interest.

      In April 2005, WinZip transferred its intellectual property and trademarks to a non-US affiliate in a taxable transaction. We did not recognize any gain on the transfer of the property based on an analysis of the fair market value of the assets transferred that was performed at the time of the transfer, and as a result did not accrue any income tax expense on the transfer. The assessment of fair market value is based on both subjective and objective factors and if applicable tax authorities disagree with the fair market value analysis, we could be subject to significant tax liabilities, penalties and interest.

Our substantial indebtedness could affect our financing options and liquidity.
      Upon closing of this offering, we will have $90.0 million of debt outstanding under our new credit facility and a $75.0 million revolving credit facility. Our indebtedness will be secured by substantially all of our assets and could have important consequences to our business or the holders of our common shares, including:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

•	requiring a significant portion of our cash flow from operations to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other purposes;

•	making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures; and

•	making it more difficult to pay dividends on our common shares, if we decide to do so.
      In addition, because all of our debt bears interest at variable rates, we are subject to interest rate risk, particularly because interest rates in recent periods have been relatively low compared to historic averages.
     We are subject to restrictive debt covenants that impose operating and financial restrictions on our operations and could limit our ability to grow our business.
      Covenants in our indebtedness impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, acquisitions, asset sales and creation of certain types of liens. These restrictions could limit our ability to obtain future financing, withstand downturns in our business or take advantage of business opportunities. Furthermore, our indebtedness requires us to maintain specified financial ratios and to satisfy specified financial condition tests, and under certain circumstances requires us to make quarterly mandatory prepayments with a portion of our available cash. Our ability to comply with these ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. As of November 30, 2005, we were not in compliance with a covenant in our existing credit facility requiring us to maintain a maximum ratio of total debt to Adjusted EBITDA and WinZip was not in compliance with certain technical obligations under its credit facility. In March 2006, we obtained an amendment to the existing credit agreement that adjusted the covenants retroactively such that we were in compliance and to facilitate continued compliance through the closing of this offering, at which time the credit facility will be replaced by a new credit facility. WinZip has obtained a waiver and amendment to the covenants under its credit facility to ensure continued compliance with its technical obligations through the closing of this offering. We have paid to our lenders a fee of $391,000 in exchange for the amendment under our credit facility and WinZip paid a $50,000 fee for the waiver and amendment under its facility. If we are unable to comply with the covenants and ratios in our new credit facility, we may be unable to obtain waivers of non-compliance from the lenders, which would put us in default under the facility, or we may be required to pay substantial fees or penalties to the lenders. Either development could have a material adverse effect on our business.
Risks Related to an Investment in our Common Shares

Our common share price is likely to be volatile.
      There has been no public market for our common shares since August 2003. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common shares and it is possible that an active and liquid trading market will not develop or be sustained. The initial public offering price for our common shares will be negotiated among us, the selling shareholders and the underwriters and may not be indicative of the market price of the common shares that will prevail in the trading market. The market price of our common shares may decline below the initial public offering price. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a lawsuit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources.
      The price of our common shares may fluctuate in response to a number of events, including:

•	our quarterly operating results;

•	sales of our common shares by principal shareholders;

•	future announcements concerning our or our competitors’ businesses;

•	the failure of securities analysts to cover our company and/or changes in financial forecasts and recommendations by securities analysts;

•	actions of our competitors;

•	general market, economic and political conditions;

•	natural disasters, terrorist attacks and acts of war; and

•	the other risks described in this section.
     Future sales, or the possibility of future sales, of a substantial amount of common shares may depress the price of the common shares.
      Future sales, or the availability for sale, of substantial amounts of common shares in the public market could adversely affect the prevailing market price of our common shares.
      Upon the closing of this offering, there will be 24,492,427 common shares outstanding (or 25,242,427 common shares if the over-allotment option is exercised in full). All of the common shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining common shares outstanding will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, substantially all of our existing directors and management, and holders of substantially all of our outstanding securities have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares without the prior consent of Morgan Stanley for 180 days after the date of this prospectus, subject to limited exceptions and a possible extension of up to 34 additional days. Following the expiration of the applicable lock-up period, all of these common shares will be eligible for future sale, subject to the applicable limitations of Rule 144. Taking into account the lock-up agreements, the number of shares that will be available for sale in the U.S. public market under the provisions of Rule 144 will be as follows:

	Number of Shares
	Eligible for Sale in
Days after Date of This Prospectus	U.S. Public Market	Comment

Upon Effectiveness	6,500,000	Shares sold in this offering
90 Days	37,856	Shares eligible for sale under Rule 144
180 Days	13,631,984	Lock-up expires; shares eligible for sale under Rule 144
365 Days	4,322,587	Shares acquired by Vector Capital as consideration for the WinZip acquisition; eligible for sale under Rule 144

      In addition, holders of substantially all of our outstanding shares have the right to require us to register the resale of their shares following the expiration of the lock-up period.
      We are authorized to issue up to 4,262,080 common shares or other securities pursuant to our equity compensation plans and we plan to register on a Form S-8 registration statement the common shares issuable under these plans.
     Vector Capital will have significant control over our business and significant transactions after this offering and you may not have the same corporate governance protections you would have if we were not a controlled company.
      Upon the completion of this offering and our acquisition of WinZip, Vector Capital will own approximately 72.1% of our outstanding common shares. As a result, Vector Capital will have the ability to influence our business, policies and affairs and will have the ability to control the outcome of all elections of directors and any shareholder vote regarding a merger, other extraordinary transaction or any other matters. Messrs. Slusky and Mehta, who are members of our board of directors, are principals of Vector Capital. Vector Capital will have no separate contractual rights to nominate any directors. There is a risk that the interests of Vector Capital and these directors will not be consistent with the interests of other holders of common shares.
      In addition, for so long as Vector Capital or any other entity or group owns more than 50% of the total voting power of our common shares, we will be a “controlled company” within the meaning of the Nasdaq and applicable Canadian securities regulations and, as a result, will qualify for exemptions from certain corporate governance requirements. As a controlled company, we are exempt from several Nasdaq standards, including the requirements:

•	that a majority of our board of directors consists of independent directors;

•	that our prospective directors be nominated solely by independent directors; and

•	that the compensation of our executive officers be determined solely by independent directors.
      After this offering, we intend to rely on these exemptions and as a result, a majority of our board members will not be independent. In addition, while we will have a nominating and governance committee and a compensation committee, these committees will not consist entirely of independent directors. Immediately following this offering our audit committee will only have two independent directors for a transition period as permitted by applicable Nasdaq and SEC rules and by the rules and regulations of the Canadian provincial securities regulatory authorities. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
     Vector Capital’s ownership of a majority of our common shares, coupled with provisions contained in our articles of incorporation and Canadian law, reduce the likelihood that you will receive a premium upon a change of control.
      As our controlling shareholder, Vector Capital has the sole ability to transfer control of our company to a third party, making it possible that you will not receive a premium upon a change of control. In addition, even if and when no single shareholder controls us, provisions of our articles of incorporation and Canadian law may delay or impede a change of control transaction. Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our board of directors has the authority, subject to applicable Canadian corporate law, to determine the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our common shares. Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us and grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive our shareholders of the opportunity to sell their common shares.
     As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
      As a foreign private issuer we are not required to comply with all of the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.
     You may be unable to enforce actions against us, certain of our directors and officers or our independent public accounting firm under U.S. federal securities laws.
      A majority of our directors and officers, as well as our independent public accounting firm, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the U.S., it may not be possible for you to effect service of process within the U.S. upon us or those persons. Furthermore it may not be possible for you to enforce judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. against us or those persons. There is doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the U.S. federal securities laws, and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the expert named in this prospectus.
     U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.
      If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by U.S. law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a PFIC, our U.S. shareholders could be subject to increased U.S. federal income tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as “excess distributions.” U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”
     You will suffer an immediate and substantial dilution in the net tangible book value of the common shares you purchase.
      The initial public offering price of our common shares will be substantially higher than our net tangible book value per share of our outstanding common shares immediately after this offering. Purchasers of common shares in this offering will experience immediate dilution of approximately $20.67 per share in net tangible book value of the common shares. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. Statements which include the words “may,” “estimate,” “continue,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature or the negatives of those statements identify forward-looking statements.
      Although we believe that the expectations reflected in our forward-looking statements are reasonable, all forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

•	increased competition, including competition from dominant software providers, such as Microsoft and Adobe and companies outside of the software industry;

•	the potential proliferation of free or open source software;

•	possible changes in the demand for our products and services;

•	changes in the manner in which software is distributed;

•	technological developments;

•	market acceptance of new versions of our software;

•	uncertainties resulting from our foreign operations;

•	our ability to successfully acquire and integrate software companies and technologies;

•	our ability to protect our intellectual property; and

•	the other matters described under “Risk Factors.”
      In addition to these factors, actual future performance, outcomes and results may differ materially from those indicated in our forward-looking statements because of other more general factors, including:

•	changes in general industry and market conditions and growth rates;

•	changes in the relative value of the functional currencies in countries in which we operate;

•	changes in our key management; and

•	changes in accounting policies or practices adopted voluntarily or as required by GAAP.
      All forward-looking statements appearing in this prospectus speak only as of the date of this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of $73.6 million from our sale of the 5,000,000 common shares offered by us in this offering, based upon an assumed initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common shares being offered by the selling shareholders. Concurrently with the closing of this offering we expect to borrow $90.0 million under the term loan portion of our new credit facility. We intend to use the net proceeds of this offering together with these borrowings as follows:

•	$140.1 million for repayment of the indebtedness outstanding under our existing credit facilities and all outstanding indebtedness of WinZip;

•	$4.8 million of financing fees and expenses associated with our new credit facility; and

•	$18.7 million for general corporate purposes, which may include acquisitions.

      If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us from the sale of the additional common shares to be sold by us will be $11.9 million, all of which will be used for general corporate purposes.
      We and our subsidiary, Corel US Holdings, LLC, entered into our existing credit facility in February 2005, which consists of a $75.0 million first lien term loan and a $10.0 million revolving line of credit, both maturing in February 2010 and a $55.0 million second lien term loan maturing in August 2010. The first lien term loan and revolving line of credit bear interest at a rate equal to LIBOR plus 4.25% per annum. The second lien term loan bears interest at a rate equal to LIBOR plus 8.0%. The one month LIBOR as of January 1, 2006 was 4.81%. As of November 30, 2005, we had $73.1 million and $55.0 million of outstanding indebtedness under our first lien term loan and second lien term loan, respectively. We used available cash and borrowings under our existing first lien term loan and second lien term loan to fund a dividend payment and return of capital to our shareholders totaling approximately $85.3 million, to pay fees and expenses associated with the credit facility financing and to repay the $56.4 million balance under our prior loan facility.
      We also intend to use a portion of the net proceeds from this offering and borrowings under the term loan portion of the new credit facility to repay existing outstanding indebtedness of WinZip, which we will acquire from Vector Capital concurrently with the closing of this offering. WinZip entered into a credit facility in June 2005 consisting of a $23.0 million term loan and $1.0 million revolving credit facility maturing in June 2008. The credit facility bears interest at the prime rate plus a margin based on WinZip’s performance. As of February 28, 2006, there was $19.2 million outstanding under the WinZip credit facility. Borrowings under the WinZip credit facility were used to repay an outstanding loan in the amount of $15.0 million and to partially fund a $12.0 million cash dividend to Vector Capital in June 2005.
      The purchase price for WinZip was determined by taking into account the respective historical and expected revenue and EBITDA contributions of us and WinZip, as well as an assumed valuation multiple of those contributions. The imputed value of the shares issuable in our acquisition of WinZip is significantly higher than the price paid by Vector Capital to purchase WinZip from an unaffiliated third party in January 2005, reflecting significant improvements in WinZip’s business and strategies implemented at the direction of Vector Capital, as well as incremental benefits attributable to the strategic nature of the currently proposed transaction. For additional information regarding Vector Capital’s acquisition of WinZip, see footnote 8 to our consolidated financial statements. The acquisition was negotiated in the context of a parent-subsidiary relationship and therefore may not reflect economic or other terms that would result from an arm’s length transaction with an unaffiliated third party.

      We will have broad discretion in the application of those proceeds of the offering to be used for general corporate purposes and may use funds for future acquisitions. Other than the acquisition of WinZip described above, we have no current arrangements or commitments to acquire any specific business. In addition, to the extent the net proceeds of this offering are greater or less than the estimated amount, if either the offering does not price at the midpoint of the estimated price range or the size of the offering changes, such difference will increase or decrease the amount of net proceeds available for general corporate purposes. Pending their application, we intend to invest the net proceeds in interest bearing investment grade securities.
DIVIDEND POLICY
      We do not currently anticipate paying dividends on our common shares. Any determination to pay dividends to holders of our common shares in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant. In addition, our indebtedness limits our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends.
      In connection with our acquisition by Vector Capital, we distributed $4.1 million to Vector Capital in 2003 and we used $69.8 million to fund the repurchase of our common shares in the going private transaction. In addition, we paid $41.0 million of distributions to our shareholders in fiscal 2004 and $85.3 million of distributions to our shareholders during fiscal 2005. WinZip paid a $12.0 million dividend to Vector Capital in June 2005 and paid a $7.5 million dividend to Vector Capital in March 2006. See “Certain Relationships and Related Party Transactions—Relationship with Vector Capital.” Those payments are not indicative of our future dividend policy.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of November 30, 2005 on a combined basis to include WinZip and should be read in conjunction with “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
      The pro forma amounts reflect the equity recapitalization effected on December 1, 2005, the issuance of 4,322,587 common shares to Vector Capital as consideration for the acquisition of WinZip (including the deemed dividend resulting from the difference between the fair value of such common shares and the carrying amount of WinZip’s net assets) and the $7.5 million dividend paid to Vector Capital in March 2006. The pro forma as adjusted amounts also reflect:

•	the receipt of approximately $73.6 million in estimated net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described under “Use of Proceeds;” and

•	borrowings of $90.0 million under the term loan portion of our new credit facility and the application of the proceeds from such borrowings as described under “Use of Proceeds.”

	As of November 30, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted(1)

	(combined, unaudited, in thousands)
Cash and cash equivalents	$20,746	$13,246	$23,375

Debt:
Existing credit facilities	$148,729	$148,729	$—
New credit facility:
Revolving facility
Term loan facility			90,000

Total credit facilities	148,729	148,729	90,000

Shareholders’ (deficit) equity:
Preferred shares, no par value:
Series A preferred shares(2)	2,600	—	—
New preferred shares(3)	—	—	—
Common shares, no par value:
Class A common shares(4)	(42,229)	—	—
Class B common shares(5)	(34,184)	—	—
New common shares(6)	—	8,316	73,310
Common stock, $1 par value:
WinZip(7)	20	—	—
Additional paid-in capital	7,427	1,947	1,947
Accumulated other comprehensive income	85	85	85
Deficit	(18,953)	(69,293)	(68,513)

Total shareholders’ (deficit) equity	(85,234)	(58,945)	6,829

Total capitalization	$84,241	$103,030	$120,204

(footnotes on next page)

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) pro forma as adjusted cash and cash equivalents, new common shares, total shareholders’ (deficit) equity and total capitalization by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	3,105 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted.
(3)	No shares authorized, issued and outstanding, actual; unlimited shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted.
(4)	Unlimited shares authorized, 3,740 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted.
(5)	Unlimited shares authorized, 8,321 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted.
(6)	No shares authorized, issued and outstanding, actual; unlimited shares authorized, 19,489 shares issued and outstanding, pro forma; unlimited shares authorized, 19,489 shares issued and outstanding, pro forma as adjusted.
(7)	50 shares authorized, 20 shares issued and outstanding, actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted.
Shares issued and outstanding exclude:

•	up to 1,381,350 common shares issuable upon the exercise of outstanding options with a weighted average exercise price of $1.34 per share as of November 30, 2005;

•	options to purchase WinZip common stock and 74,680 common shares issuable upon the exercise of replacement stock options to be granted under our new 2006 equity incentive plan to the holders of these WinZip options; and

•	2,775,320 additional common shares reserved for future awards under our 2006 equity incentive plan, which was adopted in February 2006.

DILUTION
      If you invest in our common shares, your interest will be diluted to the extent of the difference between the price per common share paid by you in this offering and the net tangible book value or deficiency per common share after the offering. Net tangible book value (or deficiency) per common share is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of common shares outstanding at that date.
      Our pro forma net tangible book value as of November 30, 2005 (combined) after giving effect to the equity recapitalization we completed on December 1, 2005 and the issuance of common shares in our acquisition of WinZip and the WinZip dividend, was approximately $(161.7) million, or $(8.30) per common share. After giving effect to this offering, based on an assumed initial public offering price of $17.00 per common share and the completion of the new credit facility, our pro forma as adjusted net tangible book value as of November 30, 2005 would have been approximately $(89.8) million, or $(3.67) per common share. This represents an immediate increase in net tangible book value of $4.63 per common share to our existing shareholders and an immediate dilution of $20.67 per common share to new investors purchasing common shares in this offering.
      The following table illustrates this substantial and immediate dilution to new investors:

Assumed initial public offering price per common share		$17.00
Pro forma net tangible book value per share as of November 30, 2005	$(8.30)
Increase per share attributable to new investors in this offering	4.63

Pro forma as adjusted net tangible book value per share as of November 30, 2005 after giving effect to this offering, the WinZip dividend and the new credit facility		(3.67)

Dilution in net tangible book value per share to new investors		$20.67

      A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $4.7 million, the pro forma as adjusted net tangible book value per share after this offering by $0.19 per share and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $0.19 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      The following table sets forth as of November 30, 2005 on the same pro forma as adjusted basis described above:

•	the total number of common shares owned by existing shareholders and to be owned by new investors purchasing common shares in this offering;

•	the total consideration paid by our existing shareholders (less amounts distributed in respect of such shares) prior to the offering and to be paid by new investors purchasing common shares in this offering; and

•	the average price per common share paid by existing shareholders and to be paid by new investors purchasing common shares in this offering:

	Common Shares
	Purchased		Total	Average Price
			Consideration	Per Common
	Number	Percent	Amount	Share

Existing shareholders	17,989,182	73.5%	$ *	$ *
New investors	6,500,000	26.5	110,500,000	17.00

Total	24,489,182	100.0%

*	The amount of distributions to the existing shareholders, in the aggregate, exceeds the total consideration paid for such common shares.

      A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration paid by new investors and total consideration paid by all investors by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      The foregoing discussion and tables assume no exercise of outstanding stock options and exclude shares sold by the selling shareholders. After this offering, there will be options outstanding to purchase a total of 1,486,760 common shares at a weighted average exercise price of $1.84 per share, including options to be granted under our new 2006 equity incentive plan to holders of WinZip options. To the extent that any of these stock options are exercised, there may be further dilution to new investors. See “Shares Eligible for Future Sale.”

SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data set forth below for the fiscal years ended November 30, 2001 and 2002 and as of November 30, 2001, 2002, and 2003 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data set forth below for the period from December 1, 2002 through August 28, 2003, the period from August 29, 2003 through November 30, 2003 and the fiscal years ended November 30, 2004 and 2005 and as of November 30, 2004 and 2005, respectively, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data presented for periods ended and as of dates prior to August 29, 2003 reflect our results of operations and balance sheet prior to the time we were acquired by Vector Capital. That financial data is not directly comparable to the financial data for periods subsequent to our acquisition by Vector Capital, which was prepared using push-down accounting.
      The selected consolidated financial data presented as of and for the fiscal year ended November 30, 2005 is presented on a combined basis to include the financial data of WinZip from January 18, 2005 to November 30, 2005, which reflects the period that WinZip and we were under common control by Vector Capital. In addition, the selected consolidated financial data presented as of and for the fiscal years ended November 30, 2004 and 2005 reflects the financial results of the Jasc business from October 26, 2004. That financial data is not directly comparable to the financial data presented for prior periods, which does not reflect the financial data of WinZip and Jasc.
      Historical results do not necessarily indicate results expected for any future period. The data below is qualified in its entirety by the detailed information included elsewhere in this prospectus and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Predecessor(1)

	Fiscal Year Ended				December 1,		August 29, 2003
	November 30,				2002 Through		Through		Fiscal Years Ended November 30,
					August 28,		November 30,
	2001		2002		2003		2003		2004		2005(2)

											(combined)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues		$134,320		$126,701		$85,386		$23,806		$111,692	$164,044
Gross margin		106,045		98,479		62,102		15,852		79,845	118,290
Total operating expenses		111,990		200,908		88,215		24,974		71,454	101,404
Income (loss) from operations		(5,945)		(102,429)		(26,113)		(9,122)		8,391	16,886
Income tax expense (recovery)		8,350		(6,943)		(3,895)		555		7,315	6,291
Net income (loss)		(11,635)		(93,238)		(27,895)		(9,272)		1,207	(8,753)
Net income (loss) per share:
Basic
Class A		$(.16)		$(1.05)		$(.30)		$(0.87)		$0.08	$(2.40)
Class B	$	N/A	$	N/A	$	N/A	$	N/A		$0.08	$(2.40)
WinZip common	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A	$136.90
Fully diluted
Class A		$(.16)		$(1.05)		$(.30)		$(0.87)		$0.08	$(2.40)
Class B	$	N/A	$	N/A	$	N/A	$	N/A		$0.08	$(2.40)
WinZip common	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A	$136.90
Distributions per share
Class A		$—		$—		$—		$0.36		$0.78	8.87
Class B		$—		$—		$—		$—		$8.22	$0.26
Preferred		$—		$—		$—		$—		$1.88	$16.10
WinZip		$—		$—		$—		$—		$—	$600.00
Weighted average number of shares used in per share calculations:
Basic
Class A		74,325		88,627		91,853		11,677		8,218	3,737
Class B		N/A		N/A		N/A		N/A		3,497	8,321
WinZip common		N/A		N/A		N/A		N/A		N/A	20
Fully diluted
Class A		74,325		88,627		91,853		11,677		8,218	3,737
Class B		N/A		N/A		N/A		N/A		3,497	8,321
WinZip common		N/A		N/A		N/A		N/A		N/A	20
Cash Flow Data:
Cash flow provided by (used in) operating activities		$15,144		$(19,742)		$(10,792)		$8,671		$32,512	$40,459
Cash flow provided by (used in) financing activities		(9,735)		97		(240)		(47,516)		(5,329)	(38,552)
Cash flow provided by (used in) investing activities		(107,915)		13,595		6,418		43,143		(34,099)	7,301
Other Financial Data:
EBITDA(3)		$7,642		$(79,585)		$(23,151)		$(3,428)		$29,183	$39,531
Adjusted EBITDA(3)		8,114		(15,542)		(14,561)		(2,290)		32,199	49,033

	Predecessor(1)

	As of November 30,

	2001	2002	2003	2004	2005(2)

					(combined)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$103,000	$75,826	$24,683	$21,788	$20,746
Working capital (deficit)	85,704	63,457	(3,556)	(19,417)	(24,255)
Total assets	230,174	129,802	101,400	108,788	120,836
Deferred revenue	10,160	9,754	8,026	10,020	13,840
Total term loans	—	—	26,895	64,799	148,729
Promissory note payable	—	—	—	—	2,242
Total shareholders’ equity (deficit)	167,312	91,005	38,579	1,537	(85,234)

(1)	The predecessor financial data is not comparable with financial data for periods subsequent to August 28, 2003 due to the application of push-down accounting effective August 29, 2003 and the adoption of SFAS No. 123 R, “Share-based payments (revised 2004)” (“SFAS 123(R)”) relating to the accounting for stock-based compensation effective December 1, 2003. In predecessor periods, stock-based compensation was accounted for in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25).
(2)	Financial data for fiscal 2005 is not comparable to prior periods due to the combination of financial data of WinZip from January 18, 2005 to November 30, 2005, which reflects the period that WinZip and we were under common control by Vector Capital.

(3)	EBITDA represents net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA, further adjusted to eliminate items specifically defined in our credit facility agreement. EBITDA and Adjusted EBITDA are not measures of operating income, operating performance or liquidity under GAAP. We have included a presentation of EBITDA because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and it is a starting point for calculating Adjusted EBITDA. We have included a presentation of Adjusted EBITDA because certain covenants in our credit facility are tied to Adjusted EBITDA. If our Adjusted EBITDA were to decline below certain levels, it could result in, among other things, a default or mandatory prepayment under our new credit facility. The covenants in our credit facility are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.” Additionally, management uses EBITDA and Adjusted EBITDA as supplementary non-GAAP measures to assist in its overall evaluation of our liquidity and to determine appropriate levels of indebtedness. Neither EBITDA nor Adjusted EBITDA should be considered in isolation or as a substitute for cash flow from operations (as determined in accordance with GAAP) as an indicator of our operating performance, or of operating income (as determined in accordance with GAAP). EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies.

We consider EBITDA and Adjusted EBITDA to be measures of liquidity. Accordingly, they are reconciled to cash flow from operations in the table below.

	Predecessor

			December 1,	August 29,
	Fiscal Year Ended		2002	2003	Fiscal Years Ended
	November 30,		Through	Through	November 30,
			August 28,	November 30,
	2001	2002	2003	2003	2004	2005

						(combined)
	(in thousands)
Cash flow provided by (used in) operating activities	$15,144	$(19,742)	$(10,792)	$8,671	$32,512	$40,459
Change in operating assets and liabilities	(3,266)	3,666	2,030	(12,275)	1,683	(9,527)
Interest expenses	—	—	—	225	2,709	12,786
Interest income	(5,420)	(1,790)	(1,383)	(19)	(1,485)	(178)
Income tax expense (recovery)	8,350	(6,943)	(3,895)	555	7,315	6,291
Stock-based compensation	—	—	—	—	(225)	(1,731)
Other non-cash charges	—	—	—	—	—	(2,242)
Loss on debt retirement	—	—	—	—	—	(3,937)
Goodwill impairment	—	(48,258)	—	—	—	—
Writedown of technology	—	(14,595)	—	—	—	—
Accrued interest	—	—	—	—	—	(913)
Provision for bad debts	(3,197)	(596)	(755)	(326)	93	(529)
Unrealized foreign exchange gains (losses) on forward contracts	—	—	162	(22)	27	(263)
Deferred income taxes	(1,444)	10,148	139	(237)	(5,178)	(830)
Gain (loss) on disposal of fixed assets	306	(136)	(67)	—	(3)	20
Loss on investments	(2,359)	(149)	—	—	—	—
(Impairment) gain on disposal of investments	—	—	(7,448)	—	729	125
Share of loss of equity investments	(472)	(1,190)	(1,142)	—	—	—
Predecessor legal settlement and tax refund	—	—	—	—	(8,994)	—

EBITDA	$7,642	$(79,585)	$(23,151)	$(3,428)	$29,183	$39,531
Restructuring	—	—	—	1,138	3,520	834
Stock-based compensation	—	—	—	—	225	1,731
Impairment (gain on disposal) of investments	—	—	7,448	—	(729)	(125)
Share of loss of equity investments	472	1,190	1,142	—	—	—
Early contract termination costs	—	—	—	—	—	2,242
Reorganization costs	—	—	—	—	—	883
Loss on debt retirement	—	—	—	—	—	3,937
Goodwill impairment	—	48,258	—	—	—	—
Writedown of technology	—	14,595	—	—	—	—

Adjusted EBITDA	$8,114	$(15,542)	$(14,561)*	$(2,290)	$32,199	$49,033

*	Amount reflects no adjustment for $7.0 million of expenses associated with our going-private transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with our consolidated financial statements and the notes to those statements, as well as the historical financial statements of WinZip and Jasc and the pro forma financial statements and other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties, as well as pro forma financial statements that reflect estimates and assumptions. Our actual results may differ materially from those indicated in forward-looking statements or reflected in the pro forma financial statements. Factors that could cause our actual results to differ materially from our forward-looking statements are described in “Risk Factors” and elsewhere in this prospectus.
Overview
      We are a leading global packaged software company with an estimated installed base of 20 million current users in over 75 countries. We provide high quality, affordable and easy-to-use productivity and graphics and digital imaging software. Our products enjoy a favorable market position among value-conscious consumers and small businesses. The legal and functional departments within large companies and governmental organizations are also attracted to the industry-specific features and technical capabilities of our software. Our products are sold through a scalable distribution platform comprised of OEMs, our e-Store, and our global network of resellers and retail vendors.
      Our product portfolio includes well-established, globally recognized brands. Our primary productivity products are WordPerfect Office Suite, first developed in 1982 and marketed by Corel since 1996, and WinZip, a compression utility developed in 1991, that we will acquire concurrently with the closing of this offering. WordPerfect Office Suite is the leading Microsoft-alternative productivity software and includes Microsoft-compatible word processing, spreadsheet and presentation functionality. WinZip is the most widely used aftermarket compression utility, with more than 43 million seats sold to date. Our primary graphics and digital imaging products are CorelDRAW Graphics Suite and Corel Paint Shop Pro. CorelDRAW Graphics Suite is a leading illustration and image editing software suite used by design professionals and small businesses. Corel Paint Shop Pro digital image editing and management applications are used by novice and professional photographers and photo editors.
      We were founded in 1985 and completed our initial public offering in 1989. In August 2003, we became a private company as a result of being acquired by Vector Capital and divested certain underperforming product lines, discontinued speculative research and development activities and refocused our business on our core products. At the same time we reviewed all of our business functions and implemented company-wide cost reduction measures. Between August 2003 and May 2004, we reduced our staff from 708 to 480. The staff reduction contributed to reducing our annual operating expenses from $113.2 million in the twelve months ended November 30, 2003 to $71.5 million in fiscal 2004.
      In October 2004, we acquired Jasc, a leading digital imaging packaged software company, for total purchase costs of $38.2 million, consisting of $34.3 million in cash consideration, plus share consideration consisting of and 379,677 of our common shares valued at $2.4 million and other costs of acquisition of $1.4 million. Through the Jasc acquisition we added Corel Paint Shop Pro and Corel Photo Album to our graphics and digital imaging offerings. As a result of synergies realized through the integration of Jasc we eliminated 38 full-time positions and substantially reduced staffing and distribution costs in fiscal 2005. In Jasc’s fiscal year ended December 31, 2003 it had revenues of $32.8 million.
      In February 2006, we agreed to purchase WinZip from Vector Capital, and we expect to complete this acquisition concurrently with the completion of this offering. As consideration for the acquisition we have agreed to issue to Vector Capital 4,322,587 common shares and to repay all of WinZip’s outstanding indebtedness. The acquisition is a transaction between entities under common control and will be accounted for on an “as if” pooling basis as a related party transaction. Accordingly, the fair value of our common shares that will be issued as consideration for the transaction will be recorded as share capital and any difference between this amount and the book value of WinZip’s net assets will be treated as a dividend. Through this acquisition we will add WinZip’s file compression utility to our productivity software offerings. WinZip’s revenues for its 2003, 2004 and 2005 fiscal years were $25.3 million, $24.9 million and $22.7 million, respectively.
      WinZip paid a cash dividend of $7.5 million to Vector Capital in March 2006.
      An important element of our business strategy is to grow revenues through acquisitions of companies or product lines. We intend to focus our acquisition activities on companies or product lines with proven and complementary products and established user bases that we believe can be accretive to our earnings shortly after completion of the acquisition. While we review acquisition opportunities on an ongoing basis, except with respect to WinZip we have no binding obligations with respect to any particular acquisition.
      Our functional currency is the U.S. dollar and our financial statements are prepared in accordance with generally accepted accounting principles in the United States. Our fiscal year ends on November 30 of each year.

Industry and Business Trends
      The markets for productivity and graphics and digital imaging software in which we compete are highly concentrated and we believe Microsoft and Adobe currently hold over 97% and 70% of the market share, respectively. With the rapid declines in the cost of PCs, the cost of the packaged software installed on PCs is becoming a larger component of the total cost of PC ownership. In addition, the rapid growth of digital camera adoption has created a growing market for packaged software to edit and manage digital photographs. Because the prices we charge for our packaged software are generally substantially less than those charged by Microsoft and Adobe for products with similar functionality, we believe we are well positioned to take advantage of the emerging market for lower cost software. However, if any of our more established competitors decide to compete with us based on price in this market, we may be unable to successfully compete with the more widely accepted software applications these competitors sell. Similarly, the markets for low-cost personal computers and digital imaging software are only newly emerging. If these markets do not develop as we expect, our business would be adversely affected.
      We believe there is a significant market opportunity for us in countries where the markets for PCs are newly emerging, both because our software is more attractively priced than that of our larger competitors and because we believe first time users in these markets do not have established brand loyalties. We intend to continue to invest in localizing our products for new markets and in growing our international distribution and marketing capabilities. If demand for PCs in these markets does not continue to grow, or if we are unable to effectively compete in these markets, we may not realize the anticipated benefits of our international strategy.
      The packaged software industry continues to change with new revenue sharing models and types of business relationships. We will seek to continue to develop relationships with industry leading companies to establish new sources of revenues for our existing and future products. If we are unsuccessful in establishing such relationships, our operating results could be materially and adversely affected.
      We expect our operating expenses to increase in the future. For example, in connection with our options outstanding as of November 30, 2005, we expect to incur stock-based compensation expense of approximately $3.3 million during fiscal 2006, and we will incur additional stock-based compensation expense to the extent we grant additional stock options. We also expect to incur additional general and administrative expenses associated with being a public company.

Executive Transition
      In June 2005, Amish Mehta, who had been interim President and Chief Executive Officer since the first quarter of 2004, was replaced by a new Chief Executive Officer, David Dobson. Mr. Dobson became a member of our board of directors in February 2006. Mr. Dobson joined us after spending 19 years with IBM Corporation where his most recent position was Corporate Vice President, Strategy. At IBM he had company-wide responsibility for IBM’s Emerging Business Opportunity program. Mr. Mehta, a partner at Vector Capital, became a member of our board of directors in January 2006. In addition, since our acquisition by Vector Capital, we have made a number of other changes in senior management, including the hiring of a new Chief Financial Officer and a new Executive Vice President of Sales and Marketing, Americas. Jacqueline Maartense resigned her position as our Executive Vice President, Global Marketing in January 2006.

Special Note Regarding Comparability of Periods
      The financial statements for fiscal 2005 are not directly comparable to our financial statements for prior periods because they are presented on a combined basis to include the financial results of WinZip from January 18, 2005 to November 30, 2005, which reflects the period under which WinZip and we were under common control by Vector Capital.
      Our financial statements for periods commencing on and after August 29, 2003 are not comparable to our financial statements prior to August 29, 2003 because we established a new basis of accounting as a result of being acquired by Vector Capital. As the Vector Capital acquisition occurred in August 2003, our 2003 results of operations include a predecessor company period from December 1, 2002 through August 28, 2003 and a successor company period from August 29, 2003 through November 30, 2003. We have combined these periods into an annual presentation for 2003 to facilitate comparisons to our results of operations in 2004 and 2005. The combined periods for 2003 are presented only for convenience of annual comparison and are not meant to be a presentation in accordance with generally accepted accounting principles. Unless otherwise indicated, references in this prospectus to our 2003 operating results refer to the combined periods discussed above.
Operations

Revenues
      We derive revenues principally from the sale of our packaged software, and also associated maintenance and support services. Maintenance and services revenues have historically constituted between 9% and 13% of our total revenues. We expect maintenance and services revenues to be approximately 10% of total revenues in the future. We distribute our software through OEMs, the Internet, retailers and resellers around the world. Our products are focused on two primary software markets—the productivity market and the graphics and digital imaging market. Our productivity products are WordPerfect Office Suite, iGrafx FlowCharter, iGrafx Process and, upon completion of the acquisition of WinZip, WinZip compression tools. Our graphics and digital imaging products consist of CorelDraw Graphics Suite, Corel Paint Shop Pro, Corel Photo Album, Corel Painter and Corel DESIGNER. In fiscal 2005, approximately 63.4% of our revenues came from the Americas, 29.7% came from Europe, the Middle East and Africa (EMEA) and 6.9% came from the Asia Pacific region.
      Our products generally have release cycles of between 12 and 24 months and we typically earn the largest portion of revenues for a particular product during the first half of its release cycle. In the past we have experienced declines in product revenues during the second half of product release cycles, with the sharpest declines occurring toward the end of the release cycle. We expect to continue to rely on a relatively small number of major products for a large percentage of our revenues and we therefore expect to continue to experience volatility in quarterly revenues as a result of the timing of major product releases. The fiscal quarter of the most recent release of each of our major products is set forth below:

Product	Version	Release Quarter

Productivity:
WordPerfect Office Suite	13	Q1 2006
WinZip	10	Q4 2005
iGrafx FlowCharter	11	Q1 2006
iGrafx Process	11	Q1 2006
Graphics and Digital Imaging:
CorelDRAW Graphics Suite	13	Q1 2006
Corel DESIGNER Suite	12	Q2 2005
Corel Painter	9	Q4 2004
Corel Paint Shop Pro	10	Q4 2005
Corel Photo Album	6	Q4 2005
      We have typically released new versions of our digital imaging products on an annual basis during the second half of our fiscal year in preparation for the December holiday shopping season. While we expect to do so in fiscal 2006 as well, it should be noted that release dates are subject to a number of uncertainties and variables, many of which are beyond our control. As described under “Risk Factors,” if the release of new versions of our software is delayed or we do not achieve widespread market acceptance, our results of operations will be adversely affected.

Cost of Revenues
      Cost of product revenues primarily consists of:

•	salaries, benefits, stock-based compensation and related costs of the manufacturing oversight staff;

•	the cost of packaging and distribution of our packaged software products;

•	the cost of related customer and technical support functions;

•	royalties paid and costs of licensing third party intellectual property;

•	credit card fees; and

•	allocated facilities, depreciation and amortization and other related overhead.
      Our cost of product revenues varies depending on the format in which our products are delivered. Products delivered in electronic format, such as through OEMs or our e-Store, involve minimal packaging cost, as compared to products delivered in fully packaged format, such as through retail outlets, which involve substantially higher packaging and distribution expense.
      Cost of maintenance and services revenues consists of:

•	salaries, benefits, stock-based compensation and related costs of customer and technical support functions,

•	allocated facilities, depreciation and amortization and other related overhead.
      Amortization of intangible assets represents the amortization of intellectual property and other intangible assets arising from purchases of other companies as well as the amortization of the technology owned by us that was re-valued when we were acquired by Vector Capital. Amortization of intangible assets is included in the calculation of our gross margin.

Sales and Marketing
      Sales and marketing expenses consist primarily of:

•	salaries, commissions, benefits and stock-based compensation related to sales and marketing personnel;

•	travel and living expenses;

•	marketing, such as co-marketing programs with our resellers and OEMs, trade shows and advertising; and

•	allocated facilities, depreciation and amortization and other related overhead.
      While sales commission expense varies as a function of revenues from period-to-period, we expect increases in non-commission sales and marketing expenses as we plan to increase the size of our sales and marketing staff and launch new business initiatives. We also expect increases in sales and marketing expenses to occur at the time of major product or version releases.

Research and Development
      Research and development expenses consist primarily of:

•	salaries, benefits and stock-based compensation related to research and development personnel;

•	allocated facilities, depreciation and amortization and other related overhead; and

•	localization and contract development expenses.
      Our research and development investments are primarily focused on maintaining competitive functionality of our software products, responding to customer requirements and expanding the geographic reach of our products. We limit research and development spending to areas that we believe will provide an attractive return on investment and have eliminated spending on speculative or high risk projects. Our research and development costs are expensed as incurred since the cost and time between technical feasibility and release is insignificant. We do not expect research and development expenses to increase except to the extent we add new product offerings through future acquisitions.

General and Administrative
      General and administrative expenses consist primarily of:

•	salaries, benefits and stock-based compensation related to general and administrative personnel;

•	accounting, legal and other professional fees;

•	allocated facilities, depreciation and amortization and other related overhead; and

•	insurance costs.
      We expect general and administrative expenses to increase for the foreseeable future as we incur additional expenses related to being a public company, including higher insurance costs, increased professional fees, costs of general corporate governance and internal controls testing and reporting.

Taxes
      We have tax losses carried forward available to offset future taxable income of approximately $249.0 million as of November 30, 2005. Our tax losses carried forward and our pools of various deductions against taxable income existed prior to our acquisition by Vector Capital. To the extent that we use pre-acquisition tax carryforwards to reduce current year taxes otherwise payable, we record deferred income tax expense and credit first goodwill and then intangible assets that were revalued in connection with our acquisition by Vector Capital. Our balance of goodwill resulting from the Vector Capital acquisition was reduced to zero in fiscal 2004, and our remaining balance of other intangible assets from the Vector Capital acquisition was $4.3 million at November 30, 2005. Once the remaining balance of other intangible assets is eliminated, no tax provision will be recognized against Canadian operations as the previously unrecognized losses are applied against current earnings or until it is determined that current valuation allowances are no longer required.
      The settlements of any tax contingencies that existed prior to our acquisition by Vector Capital are treated as pre-acquisition contingences in accordance with SFAS No. 141, “Business Combinations” and are therefore applied against goodwill and then intangibles until such time as these assets have no value, and are thereafter included as a component of our income tax provision.
      Due to the international scope of our business, our income tax expense includes the tax provisions calculated for the various tax jurisdictions in which we operate and foreign withholding tax on certain license income. As a result, income tax expense is affected by the profitability of our operations in all locations, as well as local tax rates.

Results of Operations

Year ended November 30, 2005 (combined) as compared to year ended November 30, 2004
      Concurrently with the closing of this offering, we will acquire all of the outstanding securities of WinZip from Vector Capital. The comparative financial information presented below for fiscal 2005 is presented on a combined basis to include the financial information of WinZip from January 18, 2005 to November 30, 2005, which reflects the period that WinZip and we were under common control by Vector Capital. WinZip accounted for the acquisition by Vector Capital by applying push-down accounting. As a result, WinZip reduced the amount of its deferred revenue to represent the fair value of the associated liability that existed at the acquisition date. This resulted in a $66.2 million decrease in the liabilities associated with its deferred revenues. Approximately $19.8 million of the reduction in deferred revenues would have been recognized as revenue in fiscal 2005. Accordingly, the consolidated financial information for fiscal 2005 presented below is not directly comparable to the consolidated financial information presented for fiscal 2004. In addition, the consolidated financial information presented below includes the financial results of the Jasc business since October 2004.
      The following table sets forth certain consolidated statements of operations data in dollars and expressed as a percentage of revenues for the periods indicated, as well as the percentage change on a year-over-year basis.

	Years Ended November 30,
					Percentage
	2004	2005	2004	2005	Change

		(combined)		(combined)
	(dollars in thousands)
Revenues
Product	$97,724	$148,308	87.5%	90.4%	51.8%
Maintenance and services	13,968	15,736	12.5	9.6	12.7

Total revenues	111,692	164,044	100.0	100.0	46.9

Cost of revenues
Cost of product(1)	14,215	18,461	14.5	12.4	29.9
Cost of maintenance and services(1)	1,085	1,154	7.8	7.3	6.4
Amortization of intangible assets	16,547	26,139	14.8	15.9	58.0

Total cost of revenues	31,847	45,754	28.5	27.9	43.7

Gross margin	79,845	118,290	71.5	72.1	48.1

Operating expenses:
Sales and marketing	38,508	54,056	34.5	33.0	40.4
Research and development	14,550	23,538	13.0	14.3	61.8
General and administrative	14,876	19,851	13.3	12.1	33.4
Other operating expense	—	3,125	—	1.9	—
Restructuring	3,520	834	3.2	0.5	(76.3)

Total operating expenses	71,454	101,404	64.0	61.8	41.9

Income from operations	8,391	16,886	7.5%	10.3%	101.2%
Other expenses (income):
Loss on debt retirement	—	3,937	*	*	*
Interest expense, net	1,224	12,608	*	*	*
Gain on disposal of investments	(729)	(125)	*	*	*
Amortization of deferred financing fees	407	1,756	*	*	*
Other non-operating (income) expense	(1,033)	1,172	*	*	*

Income (loss) before income tax expense (recovery)	8,522	(2,462)	*	*	*
Income tax expense	7,315	6,291	*	*	*

Net income (loss)	$1,207	$(8,753)	*	*	*

(1)	Percentage reflects percentage of related revenues.

*	Not Meaningful

Revenues
      Product revenues increased by 51.8% to $148.3 million in fiscal 2005 from $97.7 million in fiscal 2004. Growth in our product revenues was a result of our inclusion of WinZip revenues beginning in January 2005 and our acquisition of Jasc in October 2004, which resulted in $18.9 million and $36.4 million of incremental product revenues for fiscal 2005, respectively. Revenues from our existing products declined $4.7 million on a year-over-year basis as several of our products were in the latter half of their release cycles.
      Maintenance and services revenues increased by 12.7% to $15.7 million in fiscal 2005 from $14.0 million in fiscal 2004. Fiscal 2005 had a $2.1 million increase in maintenance and services revenue from renewals of maintenance contracts, the revenues from which were not previously recognized due to the application of push-down accounting. An additional $497,000 of maintenance and services revenues resulted from the implementation of a maintenance program for our WinZip product in the latter half of fiscal 2005. These increases were partially offset by a $900,000 decline in maintenance revenues due to a number of government customers not renewing their maintenance contracts.

Total Revenues by Product Group

	Years Ended November 30,
					Percentage
	2004	2005	2004	2005	Change

		(combined)		(combined)
	(dollars in thousands)
Productivity	$49,775	$67,597	44.6%	41.2%	35.8%
Graphics and digital imaging	61,828	96,447	55.4	58.8	56.0%
Discontinued products	89	—	—	—	—%

Total	$111,692	$164,044	100.0%	100.0%

      Productivity revenues increased by 35.8% to $67.6 million in fiscal 2005 from $49.8 million in fiscal 2004. The inclusion of WinZip contributed $19.4 million to productivity revenues in fiscal 2005. Partially offsetting this increase, revenues from our core productivity products, WordPerfect, which was in the latter half of its release cycle, and iGrafx together declined by $1.6 million.
      Graphics and digital imaging revenues increased 56.0% to $96.4 million in fiscal 2005 from $61.8 million in fiscal 2004. Revenues from our core graphics and digital imaging products, CorelDRAW Graphics Suite, Corel Painter, and Corel DESIGNER Technical Suite, remained relatively consistent from 2004 to 2005 at $52.8 million. Sales of Corel Paint Shop Pro and Corel Photo Album, which were acquired in the Jasc acquisition in late in fiscal 2004, contributed approximately $40.9 million and $4.5 million to graphics and digital imaging revenues in fiscal 2005 and fiscal 2004, respectively. On a pro forma basis for all of fiscal 2004, including the periods before and after our acquisition of Jasc, revenues for Paint Shop Pro and Photo Album totaled $35.3 million. In addition, there was a $1.8 million decline in other non-core product lines that are no longer supported by additional research and development investments.

Total Revenues by Region

	Years Ended November 30,
					Percentage
	2004	2005	2004	2005	Change

		(combined)		(combined)
	(dollars in thousands)
Americas	$67,212	$104,017	60.2%	63.4%	54.8%
EMEA	38,673	48,752	34.6	29.7	26.1%
Asia Pacific	5,807	11,275	5.2	6.9	94.2%

Total	$111,692	$164,044	100.0%	100.0%

      The addition of Corel Paint Shop Pro and Corel Photo Album to our product line resulted in increased revenues of $21.5 million, $11.5 million and $3.4 million in the Americas, EMEA and Asia Pacific, respectively, in fiscal 2005 compared to fiscal 2004. The inclusion of WinZip in our results increased revenues by $18.5 million, $846,000 and $69,000 in the Americas, EMEA and Asia Pacific, respectively, in fiscal 2005 compared to fiscal 2004.
      Revenues from our existing products and services in the Americas declined overall by $3.2 million in fiscal 2005 over fiscal 2004 as a few of our products were in the second half of their release cycle. This overall decline was net of a $1.0 million increase in Corel Painter revenue due to the release of Corel Painter 9 in the fourth quarter of fiscal 2004 and a $2.1 million increase in WordPerfect maintenance revenue contracts, the revenues from which were not previously recognized due to the application of push-down accounting.
      EMEA revenues for our existing products and services decreased overall by $2.3 million largely due to a decline in the retail sales of CorelDRAW, which was in the second half of its release cycle. This decline was net of a $698,000 increase in Corel DESIGNER 12 revenues and a $587,000 increase in Corel Painter revenues due to the two products being in earlier stage of their release cycles.
      Excluding the addition of Corel Paint Shop Pro and Corel Photo Album, Asia Pacific revenues increased by $1.7 million due to the opening of our office in Japan and renewed focus on the Japanese market.

Cost of Revenues
      Cost of Product Revenues. Cost of product revenues increased 29.9% to $18.5 million in fiscal 2005 from $14.2 million in fiscal 2004. As a percentage of product revenues, cost of product revenues decreased to 12.4% in fiscal 2005 from 14.5% in fiscal 2004. The decrease as a percentage of product revenues was primarily attributable to an increased percentage of sales made via electronic downloads, as opposed to sales of packaged products in physical form. This change in our distribution mix is largely due to the inclusion of WinZip, which primarily distributes product via electronic downloads.
      Cost of Maintenance and Services Revenues. Cost of maintenance and services revenues increased 6.4% to $1.2 million in fiscal 2005 from $1.1 million in fiscal 2004. As a percentage of maintenance and services revenues, cost of maintenance and services revenues decreased to 7.3% in fiscal 2005 from 7.8% in fiscal 2004. This decrease resulted from the increase in maintenance and services revenues with a smaller increase in associated costs, which are primarily fixed costs.
      Amortization of Intangible Assets. Amortization of intangible assets increased 58.0% to $26.1 million in fiscal 2005 from $16.5 million in fiscal 2004 due to $5.8 million and $3.6 million of amortization of technology and other intangible assets associated with Jasc and WinZip, respectively. The asset revaluation amounts from the application of push-down accounting from our acquisition by Vector Capital in 2003 are expected to be fully amortized by the end of the first quarter of fiscal 2006, and therefore amortization of intangible assets is expected to decline in fiscal 2006, excluding the effect of any future acquisitions.

Operating Expenses
      Sales and Marketing. Sales and marketing expenses increased 40.4% to $54.0 million in fiscal 2005 from $38.5 million in fiscal 2004. As a percentage of total revenues, sales and marketing expenses decreased to 33.0% in fiscal 2005 from 34.5% in fiscal 2004. Increases to sales and marketing expenses included $5.6 million and $1.6 million related to the addition of Jasc and the inclusion of WinZip respectively. In addition, salaries and benefits related to the expansion of our sales and marketing organization contributed $6.9 million of this increase, and stock-based expenses contributed over $500,000 of this increase.
      Research and Development. Research and development expenses increased 61.8% to $23.5 million in fiscal 2005 from $14.6 million in fiscal 2004. As a percentage of total revenues, research and development expenses increased to 14.3% in fiscal 2005 from 13.0% in fiscal 2004. The addition of Jasc and the inclusion of WinZip research and development teams accounted for $5.7 million and $2.0 million of the increase, respectively. The increase as a percentage of revenue is a result of the Jasc product line having relatively higher development costs. Development costs for WordPerfect were also brought back in-house late in 2004, and added $956,000 of costs in fiscal 2005.
      General and Administrative. General and administrative expenses increased 33.4% to $19.9 million in fiscal 2005 from $14.9 million in fiscal 2004. As a percentage of total revenues, general and administrative expenses decreased to 12.1% in fiscal 2005 from 13.3% during fiscal 2004. The absolute dollar increase in general and administrative expenses resulted from the addition of Jasc and the inclusion of WinZip operations, which contributed $1.7 million and $2.3 million, respectively. In fiscal 2005 we also incurred over $800,000 in additional stock-based expenses due to our executive hirings and $292,000 of professional fees associated with corporate governance and planning.

      Other Operating Expense. Other operating expense in fiscal 2005 includes $2.2 million related to the termination of an obligation for naming rights on a sporting and entertainment venue, and $883,000 of fees associated with corporate and tax planning for WinZip.
      Restructuring. Restructuring consists of severance and related expenses for terminated employees. The majority of the restructuring charges totaling $834,000 in fiscal 2005 relate to the integration of Jasc. There are no future service obligations due from any of our terminated employees, and we do not expect any future restructuring expenses to occur as a result of the Jasc integration.
      The restructuring charges in fiscal 2004 reflect the restructuring of our operations after the acquisition of us by Vector Capital. These amounts include severance for certain senior executives. All amounts associated with this restructuring plan were paid by November 30, 2004. There are no further service obligations due from any of our terminated employees, and we do not expect any future expenses associated with this restructuring.

Non-Operating (Income) Expense
      Loss on Debt Retirement. The $3.9 million loss on retirement of debt in fiscal 2005 consisted of financing fees of $1.9 million, and an early repayment fee of $2.0 million incurred on the termination of the credit facility with Wells Fargo Foothill (WFF). The remaining unamortized portion of the fees, along with the early repayment charge were written-off when the WFF facility was repaid in full in February 2005 and a new debt facility was arranged with Credit Suisse First Boston (CSFB). We expect to incur an additional loss on retirement of debt in fiscal 2006 of approximately $7.9 million as a result of the refinancing of the CSFB facility that will occur concurrently with this offering.
      Interest (Income) Expense, Net. Net interest expense increased to $12.6 million in fiscal 2005 from $1.2 million in fiscal 2004. During fiscal 2005, our borrowings averaged $136.0 million, while in fiscal 2004 our borrowings averaged $31.3 million. These borrowings were used primarily to fund distributions to our shareholders and the acquisition of Jasc. We expect our new credit facility to facilitate a reduction in interest expense in fiscal 2006, assuming no substantial draws on our new revolving credit facility.
      Amortization of Deferred Financing Fees In fiscal 2005, we entered into a new debt facility with CSFB increasing our total debt to $130.0 million. This facility had higher financing fees associated with it and consequently amortization of deferred financing fees increased from $407,000 to $1.8 million in fiscal 2005.
      Other Non-Operating Expense. Other non-operating expense consists primarily of foreign exchange gains and losses and unrealized gains and losses on forward exchange contracts. The expense of $1.2 million in fiscal 2005 compared to a gain of $1.0 million in fiscal 2004 is due the decline of the US dollar compared to the Euro and Japanese Yen.
      Income Tax Expense (Recovery). Income tax expense of $6.3 million for fiscal 2005 consisted of current tax expense of $5.5 million plus deferred tax expense of $830,000, compared to a tax expense of $7.3 million for fiscal 2004 that included current tax expense of $2.1 million plus deferred tax expense of $5.2 million. Our income tax expense for fiscal 2005 is net of the recovery from the settlement of a tax claim in Europe of approximately $500,000 and includes approximately $4.1 million of current taxes on WinZip operations.
      Current taxes in both periods include foreign withholding taxes plus taxes incurred by our foreign subsidiaries. Deferred tax expense in both periods related to the tax benefits realized in Canada from the use of tax carryforwards, existing prior to our acquisition by Vector Capital, in post-acquisition periods, less deferred tax credits relating to WinZip operations in 2005.
      We expect our effective tax rate, without considering deferred taxes, to be between 10% and 20% for the next three to five years.

Year Ended November 30, 2004 as Compared to Year Ended November 30, 2003.
      We were acquired by Vector Capital on August 28, 2003. We accounted for the acquisition by allocating the purchase price paid by Vector Capital to our net assets (known as “push-down accounting”). Because of the application of push-down accounting, the consolidated financial statements for the periods ended prior to August 29, 2003 (predecessor) are not comparable to the consolidated financial statements for the periods ended after August 28, 2003. In particular, amortization of intangible assets reflected in the financial statements subsequent to August 28, 2003 includes amortization associated with the revaluation of existing technology as of August 28, 2003. In addition, with push-down accounting, we reduced the amount of our deferred revenue to represent the fair value of the associated liability that existed at the date of acquisition. This resulted in a $7.1 million decrease in the liability associated with the right to unspecified upgrades. Approximately 70.5% of this reduction related to WordPerfect Office Suite, approximately 23.6% related to graphics products and the remainder related to other products. Approximately $4.0 million of the reduction in deferred revenue would have been recognized as revenue in fiscal 2004.
      The following table sets forth certain consolidated statements of operations data expressed in dollars and as a percentage of revenues for the periods indicated, as well as the percentage change on a year-over-year basis.

	Year Ended November 30,
					Percentage
	2003	2004	2003	2004	Change

	(dollars in thousands)
Revenues
Product	$97,336	$97,724	89.1%	87.5%	0.4%
Maintenance and services	11,856	13,968	10.9	12.5	17.8

Total revenues	109,192	111,692	100.0	100.0	2.3

Cost of revenues
Cost of product(1)	19,994	14,215	20.5	14.5	(28.9)
Cost of maintenance and services(1)	1,451	1,085	12.2	7.8	(25.2)
Amortization of intangible assets	9,793	16,547	9.0	14.8	69.0

Total cost of revenues	31,238	31,847	28.6	28.5	1.9

Gross margin	77,954	79,845	71.4	71.5	2.4

Operating expenses:
Sales and marketing	59,085	38,508	54.1	34.5	(34.8)
Research and development	20,971	14,550	19.2	13.0	(30.6)
General and administrative	31,995	14,876	29.3	13.3	(53.5)
Restructuring	1,138	3,520	1.0	3.2	209.3

Total operating expenses	113,189	71,454	103.6	64.0	(36.9)%

Income (loss) from operations	(35,235)	8,391	(32.3)%	7.5%	*

Interest (income) expense, net	(1,177)	1,224	*	*	*
Impairment (gain on disposal) of investments	7,448	(729)	*	*	*
Amortization of deferred financing fees	24	407	*	*	*
Other non-operating income	(2,165)	(1,033)	*	*	*

Income (loss) before undernoted	(39,365)	8,522	*	*	*
Income tax expense (recovery)	(3,340)	7,315	*	*	*
Share of loss of equity investments, net of tax	1,142	—	*	*	*

Net income (loss)	$(37,167)	$1,207	*	*	*

*	Not meaningful.

(1)	Percentage reflects percentage of related revenues.

     Information presented in the table above and in the discussion below that relates to our 2003 operating results is presented for a combined twelve month period ended November 30, 2003, which includes a predecessor company period from December 1, 2002 through August 28, 2003 and a successor company period from August 29, 2003 through November 30, 2003. The table below sets forth the summation of the pre-acquisition and post-acquisition periods to present operating results for the twelve month period ended November 30, 2003. Unless otherwise indicated, references to our 2003 operating results, refer to the combined twelve month period.

			Pro Forma
	Predecessor		Combined
		August 29, 2003	Twelve Month
	December 1, 2002	Through	Period Ended
	Through August 28,	November 30,	November 30,
	2003	2003	2003

	(in thousands)
Revenues
Products	$76,309	$21,027	$97,336
Maintenance and services	9,077	2,779	11,856

Total revenues	85,386	23,806	109,192

Cost of revenues
Cost of product	16,560	3,434	19,994
Cost of maintenance and services	1,063	388	1,451
Amortization of intangible assets	5,661	4,132	9,793

Total cost of revenues	23,284	7,954	31,238

Gross margin	62,102	15,852	77,954

Operating expenses:
Sales and marketing	45,465	13,620	59,085
Research and development	16,342	4,629	20,971
General and administrative	26,408	5,587	31,995
Restructuring	—	1,138	1,138

Total operating expenses	88,215	24,974	113,189

Loss from operations	(26,113)	(9,122)	(35,235)
Interest (income) expense, net	(1,383)	206	(1,177)
Impairment of cost and equity investment	7,448	—	7,448
Amortization of deferred financing fees	—	24	24
Other non-operating income	(1,530)	(635)	(2,165)

Loss before undernoted	(30,648)	(8,717)	(39,365)
Income tax (recovery) expense	(3,895)	555	(3,340)
Share of loss of equity investments, net of tax	1,142	—	1,142

Net income (loss)	$(27,895)	$(9,272)	$(37,167)

Revenues
      Product revenues remained essentially constant at $97.7 million in fiscal 2004 compared to $97.3 million in 2003. In fiscal 2004 we experienced increases in revenues attributable to the releases of three major products—CorelDraw Graphics Suite 12, WordPerfect Office Suite 12 and Corel Paint Shop Pro 8, which was acquired from Jasc in the fourth quarter of 2004. As we focused our attention on core products, our product revenue growth was partially offset by a $2.3 million decline in revenues from underperforming product lines that were either sold off or received no further development or marketing funds.
      Maintenance and services revenues increased by 17.8% to $14.0 million in fiscal 2004 from $11.9 million in 2003. The increase in maintenance and services revenues was primarily attributable to increased sales of maintenance contracts to several of our government customers. In addition, as a result of our revaluation of deferred revenue as part of the push-down accounting in connection with our acquisition by Vector Capital, maintenance and services revenues in fiscal 2004 were $4.0 million less than they would have been in the absence of this revaluation.

Total Revenues by Product

	Year Ended November 30,
					Percentage
	2003	2004	2003	2004	Change

	(dollars in thousands)
Productivity	$49,751	$49,775	45.6%	44.6%	—%
Graphics and digital imaging	57,007	61,828	52.2	55.4	8.5%
Discontinued products	2,434	89	2.2	—	(96.3)%

Total	$109,192	$111,692	100.0%	100.0%

      Productivity revenues, consisting of revenues from WordPerfect Office Suite and iGrafx were essentially unchanged between fiscal 2004 and 2003. The effect of push-down accounting in fiscal 2004 discussed above was off-set by an increase in OEM sales of WordPerfect Office Suite 12 and in iGrafx revenues.
      Graphics and Digital Imaging revenues increased 8.5% to $61.8 million in fiscal 2004 from $57.0 million in 2003. Revenues from our core graphics & digital imaging products, CorelDRAW Graphics Suite, Corel Painter, and Corel DESIGNER Technical Suite, grew by $2.5 million in 2004 due to the release of CorelDRAW Graphics Suite 12 in the first quarter of fiscal 2004. Corel Paint Shop Pro and Corel Photo Album, which were acquired in the Jasc acquisition, contributed $4.5 million to revenues in fiscal 2004. These increases were partially offset by a $2.2 million decrease in overall revenues from other graphics and digital imaging products.
      Revenues from discontinued products declined to $89,000 in fiscal 2004 from $2.4 million in 2003. We sold our XML technology in January 2004 and our Smart Graphics product line was discontinued in the first quarter of fiscal 2004.

Total Revenues by Region

	Year Ended November 30,
					Percentage
	2003	2004	2003	2004	Change

	(dollars in thousands)
Americas	$68,005	$67,212	62.3%	60.2%	(1.2)%
EMEA	34,716	38,673	31.8	34.6	11.4%
Asia Pacific	6,471	5,807	5.9	5.2	(10.3)%

Total	$109,192	$111,692	100.0%	100.0%

      Revenues in the Americas remained relatively constant year-over-year. EMEA had a $4.4 million increase in revenues from the release of CorelDRAW Graphics Suite 12 and benefited from the favorable effect of the strengthened euro in the last half of the year. The reduction in Asia Pacific region revenues resulted principally from a $1.2 million decrease in revenues from Corel Painter, which was in the second half of its release cycle in 2004, partially offset by increases in revenues from other graphics products.

Cost of Revenues
      Cost of Product Revenues. Cost of product revenues decreased 28.9% to $14.2 million in fiscal 2004 from $20.0 million in 2003. As a percentage of product revenues, cost of product revenues decreased to 14.5% in fiscal 2004 from 20.5% in 2003. Major cost reductions in this area included $4.5 million related to packaging costs and efficiencies in inventory management. We also renegotiated and eliminated various third-party technology contracts resulting in $264,000 in reductions. Headcount reductions in customer and technical support also resulted in cost savings of $1.8 million. The cost reductions were partially offset by $1.0 million of additional product costs resulting from the acquisition of Jasc in November 2004.
      Cost of Maintenance and Services Revenues. Cost of maintenance and services revenues decreased 25.2% to $1.1 million in fiscal 2004 from $1.5 million in 2003. As a percentage of maintenance and services revenues, cost of maintenance and service revenues decreased to 7.8% from 12.2% in 2003. Reductions in customer and technical support staff accounted for all of the cost savings in fiscal 2004.
      Amortization of Intangible Assets. Amortization of intangible assets increased 69.0% to $16.5 million in fiscal 2004 from $9.8 million in 2003. The increase was a result of the revaluation of technology assets in the application of push-down accounting resulting from our acquisition by Vector Capital in August 2003.

Operating Expenses
      Sales and Marketing. Sales and marketing expenses decreased 34.8% to $38.5 million in fiscal 2004 from $59.1 million in 2003. As a percentage of total revenues, sales and marketing expenses decreased to 34.5% in fiscal 2004 from 54.1% in 2003. As a result of the cost reduction measures that were implemented after Vector Capital acquired us, in fiscal 2004 we reduced salary and related expenses by $9.9 million, marketing program expenses by $4.3 million, operating expenses related to consulting and other service contracts by $4.8 million and travel and entertainment expenses by $713,000.
      Research and Development. Research and development expenses decreased 30.6% to $14.6 million in fiscal 2004 from $21.0 million in 2003. As a percentage of total revenues, research and development decreased to 13.0% in fiscal 2004 from 19.2% in 2003 through the implementation of our restructuring plan. In particular, we eliminated approximately $6.4 million of staffing costs associated with discontinued and underperforming products and reduced localization costs.
      General and Administrative. General and administrative expenses decreased 53.5% to $14.9 million in fiscal 2004 from $32.0 million in 2003. As a percentage of total revenues, general and administrative expenses decreased to 13.3% in fiscal 2004 from 29.3% in 2003. In 2003, general and administrative expenses included $7.0 million of expenses related to our acquisition by Vector Capital and $3.7 million in insurance, legal and investor relations expenses attributable to being a public company. In addition to not having those type of expenses in 2004, the decrease in expenses also resulted from the implementation of our restructuring plan and included reductions of $4.7 million in facility costs and $1.4 million in salary and benefit expenses as a result of head count reductions.
      Restructuring. Restructuring expenses of $3.5 million in fiscal 2004 and $1.1 million in 2003 consist of severance and related costs associated with the restructuring we undertook in connection with our acquisition by Vector Capital. The restructuring took place in the fourth quarter of 2003 through the second quarter of fiscal 2004 and resulted in workforce reductions of 124 employees in 2003 and 104 employees in 2004, including 5 senior executives. All amounts associated with this restructuring were paid by November 30, 2004 and we expect no future expenses associated with this restructuring. There are no future service obligations due from our terminated employees.

Non-Operating (Income) Expense
      Interest (Income) Expense, Net. Net interest expense was $1.2 million in fiscal 2004, compared to income of $1.2 million in 2003. The change is attributable to the indebtedness incurred by us in connection with our acquisition by Vector Capital in August 2003 and reduced cash balances due to the use of our excess cash as part of the acquisition.

      Impairment (Gain on Disposal) of Investments. We realized a $729,000 gain in fiscal 2004 from the cash disposition of an equity investment. In 2003, a review of our investments indicated they were generating consistent losses. Consequently, we recognized an impairment charge of $7.4 million related to these investments.
      Other Non-Operating Income. The gains of $1.0 million in fiscal 2004 and $2.1 million in 2003 consist primarily of foreign exchange gains which resulted from improved strength of the Canadian dollar, pound sterling and the euro relative to the U.S. dollar as they affected translation of asset values in non-U.S. jurisdictions. In 2004 we also recorded $894,000 of gains on the sales of underperforming product lines, offset by a loss of $705,000 on the disposal of fixed assets and a $291,000 write-off of technology.
      Income Tax Expense (Recovery). Income tax expense of $7.3 million in fiscal 2004 included current tax expense of $2.1 million plus deferred tax expense of $5.2 million compared to a recovery of $3.3 million in 2003 that consisted of a current tax recovery of $3.4 million less deferred tax expense of approximately $99,000. The 2003 recovery related to the settlement of prior year tax audits, less current tax expense for the year.
Liquidity and Capital Resources
      We were acquired by Vector Capital in August 2003 for aggregate consideration paid to our former shareholders of $111.3 million in cash, of which $40.5 million was provided by working capital from our balance sheet, $13.0 million was provided by us under our WFF credit facility, $17.0 million was provided by us through subordinated borrowings from Vector Capital and $40.8 million was paid directly by Vector Capital. As of November 30, 2003 we had negative working capital of $3.6 million and $17.3 million of long term debt. For the two years ended November 30, 2005, we generated an aggregate of $73.0 million of cash flow from operations and received an aggregate of $94.2 million in net proceeds from increases in borrowings under our credit facilities. During this same period we used $32.3 million to fund the acquisition of Jasc and $138.2 million for distributions to our shareholders. At November 30, 2005 we had negative working capital of $24.3 million and $134.0 million of long term debt.

Working Capital
      Current assets at November 30, 2005 were $45.7 million, a decline of $546,000 from the November 30, 2004 year end balance of $46.2 million. The decrease was primarily attributable to the reduction of cash and short term investments from $23.9 million to $21.7 million but was partially offset by the additional current assets associated with WinZip. Current assets were $40.8 million at November 30, 2003. The increase to $46.2 million at the end of 2004 was primarily due to a $6.5 million increase in trade receivables, which included $9.3 million of trade receivables added as a result of the acquisition of Jasc in October 2004.
      Current liabilities at November 30, 2005 were $70.0 million, an increase of $4.3 million from November 30, 2004. The increase primarily resulted from the inclusion of $14.4 million of current liabilities associated with WinZip and the addition of the $1.2 million current portion of a promissory note in connection with the termination of a naming rights agreement. This was partially offset by a $12.0 million reduction in the current portion of the term loans payable from the refinancing of our credit facility in February 2005. Current liabilities increased from $44.3 million at November 30, 2003 to $65.7 million at November 30, 2004, due primarily to a $4.2 million increase in accounts payable and accrued liabilities from the assumption of Jasc obligations and a $19.5 million increase in the current portion of terms loans payable with the amendment of the WFF facility as discussed below.

Long-Term Liabilities
      Our WFF credit facility was increased from $10.0 million to $47.5 million in June 2004. Funds from this refinancing were used to make a distribution of $39.8 million to Vector Capital and repay our $7.0 million subordinated debt. In October 2004 the WFF facility was further increased to $67.5 million to provide additional funds for the purchase of Jasc.

      We refinanced our WFF facility during the first quarter of fiscal 2005, entering into a facility with CSFB that resulted in an increase in term loans payable from $56.4 million to $130.0 million. As a result of the refinancing, we incurred $7.4 million of set up fees for the new facility. Net proceeds from borrowings under this facility were used to repay the WFF facility and partially fund a distribution of $85.3 million to our shareholders.
      During fiscal 2005 WinZip negotiated two credit facilities. The first facility was a promissory note for $15.0 million. This note was repaid in June 2005 when WinZip negotiated a new $23.0 million term loan and a $1.0 million revolving line of credit.
      Contemporaneous with this offering, we expect to replace our CSFB facility and the existing WinZip facility with our new credit facility. Based on cash and cash equivalents as of November 30, 2005 and after giving pro forma effect for this offering, our new credit facility and the $7.5 million WinZip dividend, we expect to have approximately $23.4 million of cash and cash equivalents as of the closing of this offering. Actual cash and cash equivalents may vary from this amount with changes in our working capital balance prior to the closing. We expect that upon closing we will have outstanding debt of $90.0 million under the credit facility and will have the ability to borrow up to $75.0 million under our new revolving credit facility. We expect to continue to fund our operations and service our outstanding debt with cash generated from operations.

Cash Flows

	Years Ended November 30,

	2003	2004	2005

			(combined)
	(in thousands)
Cash flow provided by (used in) operating activities	$(2,121)	$32,512	$40,459
Cash flow used in financing activities	(47,756)	(5,329)	(38,552)
Cash flow provided by (used in) investing activities	49,552	(34,099)	7,301
Year ended November 30, 2005 (combined) compared to year ended November 30, 2004.
      Cash flow from operating activities in fiscal 2005 was $40.5 million compared to $32.5 million in fiscal 2004. Fiscal 2004 cash flow included non-operational receipts, in particular a recovery of $6.7 million of taxes and interest from settlement of prior year audits and the receipt of $2.9 million from a legal settlement relating to prior years. Cash flow from operating activities in fiscal 2005 included $14.3 million of cash flow from WinZip operations.
      Cash used in financing activities in fiscal 2005 was $38.6 million compared to $5.3 million in fiscal 2004. This included net cash proceeds from refinancing our debt of $58.2 million in fiscal 2005 and $36.0 million in fiscal 2004. These proceeds were offset by distributions to shareholders of $97.3 million in fiscal 2005 and $41.0 million in fiscal 2004. Net proceeds from refinancing in fiscal 2004 included $17.0 million of repayment of subordinated debt to Vector Capital.
      Cash provided by investing activities in fiscal 2005 was $7.3 million compared to cash used in investing activities of $34.1 million in fiscal 2004. In fiscal 2005, cash was provided by $10.0 million from the redemption of short-term investments, partially offset by $2.0 million used for the purchase of long lived assets. In fiscal 2004, cash used in investing activities consisted primarily of $32.3 million used for the acquisition of Jasc and $4.0 million used for the purchase of short-term investments, partially offset by $2.0 million of proceeds from disposal of assets.
Year ended November 30, 2004 compared to year ended November 30, 2003.
      Cash flow from operations in fiscal 2004 was $32.5 million compared to cash used in operations of $2.1 million in 2003. The increase was a direct result of the implementation of the restructuring plan in connection with our acquisition by Vector Capital that contributed to a $38.4 million improvement to our net income. This restructuring plan resulted in severance and related costs of $1.1 million and $3.5 million in fiscal 2003 and 2004, respectively. We experienced decreases of approximately $19.8 million in payroll and related expense in fiscal 2004 compared to fiscal 2003. Included in fiscal 2004 cash flows are certain non-operational receipts including a recovery of $6.7 million of taxes and interest from settlement of prior year audits and the receipt of $2.9 million from a legal settlement relating to prior years. Included in 2003 cash flows is a recovery of $5.5 million of taxes from settlement of prior year audits and $7.0 million of expenses for legal fees, directors and officers insurance, and stock option payouts related to our acquisition by Vector Capital.
      Cash flow used in financing activities was $5.3 million in fiscal 2004 compared to $47.8 million in 2003. In 2003, $69.8 million was used to fund our acquisition by Vector Capital. Financing activities in fiscal 2004 included $36.0 million of net proceeds from refinancing our debt and $41.0 million used for distributions to Vector Capital. Net proceeds of refinancing activities in 2004 included repayment of $17.0 million of outstanding subordinated notes due to Vector Capital in fiscal 2004.
      Cash flow used in investing activities was $34.1 million in fiscal 2004 compared to cash provided by investing activities of $49.6 million in 2003. Cash used in investing activities in fiscal 2004 was primarily $32.3 million, net of cash acquired, used for our acquisition of Jasc. We also used $4.0 million in cash for the purchase of short term investments. Cash flow from investing activities for 2003 included the redemption of $51.0 million of short term investments to fund our acquisition by Vector Capital.

Indebtedness
      Existing Corel Indebtedness. In June 2004, we entered into a credit facility with Wells Fargo Foothill for an aggregate of $47.5 million. Proceeds from this financing were used to fund a distribution of $39.8 million to Vector Capital and repay $7.0 million in subordinated debt. On October 25, 2004 the WFF term loans were amended and increased to an aggregate of $67.5 million less payments made to date. The increased borrowings were used to partially fund our acquisition of Jasc.
      In February 2005 we entered into a credit facility with CSFB consisting of a $75.0 million first lien credit agreement and a $55.0 million second lien credit agreement. Proceeds from this refinancing were used to repay the WFF term loans in full and to partially fund a distribution to our shareholders of $85.3 million.
      The first lien agreement requires us to make fixed quarterly principal repayments of 1.25% of the original principal amount, or $938,000, from June 30, 2005 to December 31, 2009, with the balance of the loan due on February 25, 2010. The second lien agreement does not require fixed prepayments of principal and is due in full on August 16, 2010. The rate of interest on the first lien agreement is either (i) LIBOR plus 4.25%, or (ii) the higher of the Prime Rate and the Federal Funds Effective Rate plus 0.5%, plus 2.25%, in each case, on the borrowing date. The rate of interest on the second lien agreement is either (i) LIBOR plus 8.0% or (ii) the higher of the Prime Rate and the Federal Funds Effective Rate plus 0.5%, plus 6.0%, in each case, on the borrowing date. We are also required to make an annual principal repayment no later than 90 days after year end, based on a specified formula of excess cash flows generated during the preceding fiscal year. In fiscal 2005, this amount was $6.3 million.
      In addition to the above loans, the facility with CSFB also provides us with a $10.0 million revolving credit commitment which is available for operational needs during the term of the credit agreement. The rate of interest on the revolving credit commitment is (i) LIBOR plus 4.25% or (ii) the higher of the Prime Rate and the Federal Funds Effective Rate plus 0.5%, plus 2.25%, in each case, on the borrowing date.
      Under the CSFB facility, we are required to obtain interest rate protection. In August 2005, we purchased a two year interest rate cap at LIBOR plus 6% on $40.0 million through Wells Fargo Foothill, effective August 5, 2005.
      Under the terms of our credit agreement with CSFB, we are subject to restrictive covenants. Our agreement contains customary restrictions, such as restrictions on additional borrowing, distributions and business acquisitions/divestitures. It also contains financial covenants including requiring:

•	our total leverage ratio, which is defined as the ratio of total debt to trailing four quarter Adjusted EBITDA to be less than specified amounts over the term of the facility, from 3.75:1.00 to 2.00:1.00;

•	our fixed charge coverage ratio, which is defined as the ratio of our trailing four quarter Adjusted EBITDA to fixed charges, to be at least 1.25:1.00; and

•	our ratio of Adjusted EBITDA to consolidated interest to be above specified amounts over the term of the facility from 2.50:1.00 to 3.00:1.00.

      As of November 30, 2005, we were not in compliance with the total leverage ratio covenant. In March 2006, we obtained an amendment to the existing credit agreement which adjusted the covenants retroactively such that we were in compliance and to facilitate continued compliance through the closing of this offering, at which time the credit facility will be replaced by a new credit facility. We paid a total of $391,000 in exchange for the amendment.
      Existing WinZip Indebtedness. As a result of the combination with WinZip, our financial statements reflect a $20.6 million term loan, which we refer to as the WinZip Term Loan, and a $1.0 million undrawn revolving line of credit, which we refer to as the WinZip Revolver, obtained by WinZip in June 2005. This debt is collateralized by Cayman Ltd. HoldCo, WinZip Holdings SGPS, Lda, WinZip Computing, S.L., WinZip Holdings Spain, S.L., WinZip Computing LP and WinZip Computing LLC. Borrowings under the WinZip credit facility were used to repay an outstanding loan in the amount of $15.0 million and to partially fund a $12.0 million cash dividend to Vector Capital in June 2005.
      The WinZip Term Loan requires monthly payments of $479,000 plus interest until the maturity date of June 29, 2008. At that time, the remaining principal balance is due. The WinZip Term Loan bears interest at prime plus a base rate margin, as defined in the WinZip Term Loan Agreement. For the first three months, the base rate margin was equal to 5.5%. Subsequently, the base rate margin is determined by an adjusted leverage ratio. WinZip can prepay the outstanding balance at any time and there are mandatory semi-annual payments, which began December 31, 2005. The semi-annual payment is equal to 75% of WinZip’s Excess Cash Flow, as defined in the WinZip Term Loan Agreement, for each 6-month period. The WinZip Term Loan is collateralized by WinZip’s intangible assets with a net book value of $24.4 million and cash collateral accounts and is subject to certain financial covenants as set forth in the credit agreement. As of November 30, 2005, there was $20.6 million outstanding under the WinZip Term Loan bearing interest at a rate of 12%.
      The WinZip Term Loan restricts distributions or payments to shareholders. It contains financial and other covenants requiring WinZip to maintain, among other requirements, limitations on capital expenditures, a leverage ratio and a minimum EBITDA level, all as defined in the agreement. In February 2006, WinZip entered into an amendment to the WinZip Term Loan and WinZip Revolver to remove the requirement to make a mandatory semi-annual pre-payment on December 31, 2005, to permit WinZip to pay a dividend of up to $7.5 million and to obtain a waiver of certain other events of default. WinZip paid a total of $50,000 to obtain the waiver and amendment.
      The WinZip Revolver expires on June 29, 2008. Interest on the WinZip Revolver accrues at the same rate as the WinZip Term Loan. The WinZip Revolver is collateralized by WinZip’s intangible assets with a net book value of $24.4 million and cash collateral accounts. As of November 30, 2005, there was no outstanding balance on the WinZip Revolver.
      We expect to repay all outstanding balances under the WinZip Term Loan and the WinZip Revolver concurrently with the closing of this offering.
      New Indebtedness. Concurrently with the closing of this offering, we intend to enter into a $165.0 million senior secured credit facility consisting of a $90.0 million term loan with a six-year maturity and a $75.0 million revolving credit facility with a five-year maturity. The term loan and revolving credit facility will bear interest at floating rates tied to either the Alternate Base Rate (which equals the higher of (i) the federal funds rate plus 50 basis points and (ii) the prime rate) or the Adjusted LIBOR.
      The net proceeds from the term loan will be used to repay existing indebtedness of Corel and WinZip and for general corporate purposes. The revolving credit facility, which will be undrawn at closing, will be available for general corporate purposes, including potential permitted acquisitions.

      Borrowings under our new credit facility will be collateralized by a pledge of all of our assets, including the stock of our subsidiaries, and by guarantees and security from our material subsidiaries. Our new credit facility will contain financial covenants requiring us to maintain:

•	a maximum total leverage ratio of 3.00:1.00 for each fiscal quarter until February 29, 2008; 2.75:1.00 for each successive fiscal quarter until February 28, 2009; 2.50:1.00 for each successive fiscal quarter until February 28, 2010; 2.25:1.00 for each successive fiscal quarter until February 28, 2011; and 2.00:1.00 for each successive fiscal quarter until maturity; and

•	a fixed charge coverage ratio of 2.50:1.00.
      For the purposes of the new credit facility, our total leverage ratio and fixed charge coverage ratio will be calculated in the same manner as such ratios are calculated under the CSFB facility described above.
      In addition, the new credit facility will contain various customary restrictive covenants that will limit our and our subsidiaries’ ability to, among other things:

•	grant or incur liens on our assets;

•	incur more indebtedness or make guarantees;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	sell or transfer our property or assets;

•	pay dividends or make distributions to shareholders;

•	make investments, capital expenditures, loans, advances or acquisitions;

•	engage in transactions with our affiliates; and

•	change the nature of our business.

Contractual Obligations and Commitments
      We do not enter into off-balance sheet financing arrangements. We have operating leases for office space and computer equipment. In accordance with U.S. GAAP, neither the lease liabilities nor the underlying assets are carried on the balance sheet as the terms of the leases do not meet the thresholds for capitalization. Payments on these leases were approximately $4.4 million for fiscal 2005, $4.1 million for fiscal 2004 and $6.7 million for 2003.
      We have debt as discussed in the indebtedness section above.
      The following table outlines our contractual commitments over the next five years and thereafter at November 30, 2005:

	Less			More
	than	1-3	3-5	than
	1 Year	Years	Years	5 Years	Total

	(in thousands)
Long-term debt	$16,934	$23,426	$110,611	$—	$150,971
Operating leases	2,876	4,396	926	286	8,484

Total	$19,810	$27,822	$111,537	$286	$159,455

      Since becoming a private company we have funded our operations from cash flow from operations. We believe that our current resources are adequate to meet our requirements for working capital and capital expenditures for at least the next twelve months. At some point in the future we may require additional funds for either operating or strategic purposes and may seek to raise the additional funds through public or private debt or equity financings. If we ever need to seek additional financing, there is a risk that additional financing will not be available, or if available, will not be available on reasonable terms.

Qualitative and Quantitative Disclosure About Market Risk
      Market risk is the risk of a loss that could affect our financial position resulting from adverse changes in the financial markets. Our primary risks relate to increases in interest rates and fluctuations in foreign currency exchange rates.

Interest Rate Risk
      Our exposure to interest rate risk relates primarily to our long term debt, as we have minimal interest-bearing investments. Our interest rate exposure is primarily to increases in the LIBOR or prime lending rate, because our debt has a floating rate of interest. Our annual interest expense would change by $750,000 for each 0.5% change in interest rates, based on debt outstanding as of November 30, 2005.
      In connection with the CSFB facility, we purchased an interest rate cap to August 2007 on $40 million which reduces our interest rate exposure. We expect to enter into a new credit facility to be effective upon the closing of this offering and to repay the existing CSFB facility in full. We will review various options available to us in the coming year to determine if additional interest rate protection under our new facility is advisable to further limit our risk to increases in lending rates.

Foreign Currency Risk
      Most of our business is located in Canada. We incur a disproportionate percentage of costs in Canadian dollars as compared to Canadian dollar denominated revenues. We are therefore exposed to loss if the Canadian dollar appreciates against the U.S. dollar. We try to minimize the effect of changes in U.S./ Canadian dollar exchange rates on our business through the purchase of forward exchange contracts.
      As we also operate internationally, a portion of our business outside North America is conducted in currencies other than the U.S. dollar. Accordingly, the results of our business may also be affected by fluctuations in the U.S. dollar against certain European currencies, in particular the pound sterling and euro. Our exposure to these and other currencies is minimized due to certain hedges naturally occurring in our business as we have decentralized sales, marketing and support operations in which most costs are local currency based.
      We cannot predict the impact of future foreign exchange variations on our business. However changes between the U.S. dollar and other currencies could generate foreign exchange losses that could have a material effect on our business.
Internal Controls Over Financial Reporting
      Management is responsible for establishing and maintaining adequate internal controls over financial reporting and for the timeliness and reliability of the information disclosed. During fiscal 2005, we have been documenting, reviewing and testing the design and effectiveness of our internal controls over financial reporting in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act (SOX 404). We expect to be compliant when required for our 2007 fiscal year-end. Continuous review and monitoring of our business processes will likely identify other possible changes to our internal controls in the future. If we are unable to comply with SOX 404 our share price may be negatively impacted.
Critical Accounting Policies and Estimates
      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition
      We recognize revenues in accordance with Statement of Position (“SOP”) 97-2, “Software Revenues Recognition,” issued by the American Institute of Certified Public Accountants, SOP 98-9, “Modification of 97-2, Software Recognition with Respect to Certain Transactions” and Staff Accounting Bulletin (“SAB”) No. 101 “Revenues Recognition in Financial Statements,” issued by the SEC.
      Our application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. VSOE is based on the associated price when the elements are sold separately. Some customers receive certain elements of our products over a period of time. In certain cases, these elements include post-delivery telephone support and the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. When maintenance is sold separately we recognize revenues ratably over the contractual time period. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements and the fair value of the respective elements could materially affect the amount of earned and unearned revenues.
      We record product revenues from sales of our packaged software and license fees when legal title transfers, which is generally when the product ships or, in some cases, when products are delivered to retailers. We sell some of our products on consignment to resellers and retailers and recognize revenue for these consignment transactions only when the end-user sale has occurred.
      At the time of contract signing, we assess whether the fee associated with the revenues transactions is fixed or determinable based on the payment terms associated with the transaction. We consider the fee to be fixed or determinable if it is due within our normal payment terms, which are generally 30 to 90 days from invoice date.
      We assess the probability of collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not reasonably assured, management defers the fee and recognizes revenues at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Allowance for Product Returns and Rebate Programs
      We allow returns of our packaged software from certain distributors and resellers for various reasons such as the release of new product versions that supersede older versions in channel inventory. Consequently we establish a return provision that is netted against revenues. In computing this provision, we use estimates and judgment based on our experience. These estimates are based on channel inventory levels, current and historical return rates, channel sell in and timing of new version and product introductions. While our past estimates have been materially accurate, actual return rates could vary materially from our estimates. An increase in the return rate could result from changes in consumer demand or other factors. Should this variance occur, revenues could fluctuate significantly. Variances between estimated return rates and actual return rates are adjusted on a monthly basis.
      While we believe our accounting practice for establishing and monitoring product return provision is adequate and appropriate, any adverse activity or unusual circumstances could result in an increase in reserve levels in the period in which such determinations are made and have a significant affect on revenues.

Accounting for Income Taxes
      We have operations in a number of countries worldwide. Our income tax liability is therefore a consolidation of the tax liabilities we expect to have in various locations. Our tax rate is affected by the profitability of our operations in all locations, tax rates and systems of the countries in which we operate, our tax policies and the impact of certain tax planning strategies which we have implemented.
      To determine our worldwide tax liability we make estimates of possible tax liabilities. Our tax filings, positions and strategies are subject to review under local or international tax audit and the outcomes of such reviews are uncertain. In addition, these audits generally take place years after the period in which the tax provision in question was provided and it may take a substantial amount of time before the final outcome of any audit is known. In prior years we have had to make adjustments to taxes to account for the resolution of certain tax audits. The adjustments have on occasion been significant and have been accounted for as changes in estimates. Future final tax outcomes could also differ materially from the amounts recorded in our financial statements. These differences could have a material effect on our financial position and our net income in the period such determination is made.
      We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have had substantial tax losses over the years and only a limited history of profitability, therefore we have recorded a valuation allowance against most tax assets.
      We provide for withholding taxes on the undistributed earnings of our foreign subsidiaries where applicable. The ultimate tax liability related to the undistributed earnings could differ materially from the liabilities recorded in our financial statements. These differences could have a material effect on our income tax liabilities and our net income.

Business Combinations
      We account for acquisitions of businesses and technologies in accordance with SFAS 141, Business Combinations. We allocate the purchase price to tangible assets, intangible assets, and liabilities based on fair values, with the excess of purchase price being allocated to goodwill. In connection with our acquisition by Vector Capital, we applied push-down accounting, under which the purchase price paid by Vector Capital was allocated to our net assets.
      Historically, our acquisitions have resulted in the allocation of purchase price to goodwill and acquired intangible assets and adjustments to our deferred taxes. In order to allocate a purchase price to these intangible assets and goodwill, we make estimates and judgments based on assumptions about the future income producing capabilities of these assets and related future expected cash flows. We also make estimates about the useful life of those acquired intangible assets. Should different conditions prevail, we could record write-downs of goodwill, write-downs of intangible assets, or changes in the estimate of useful life of those intangible assets, which would result in changes to amortization expense. In connection with our acquisition by Vector Capital, we made adjustments to the valuation allowance on deferred tax assets related to tax carryforwards. These adjustments were recorded as credits to goodwill and intangible assets with corresponding increases to deferred tax expense.
      Acquired definite lived intangible assets are initially recorded at fair value based on the present value of these estimated net future income-producing capabilities of the software products acquired. They are amortized over the future income producing period, which we consider to be the useful life, on a straight-line basis.
      In accordance with SFAS 142, we continuously evaluate the remaining useful life of our intangible assets being amortized to determine whether events or circumstances warrant a revision to the estimated remaining amortization period.

Impairment of Goodwill
      In accordance with SFAS 142, goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired. Goodwill is tested for impairment at the end of each fiscal year. We also test goodwill for impairment more frequently if events or circumstances warrant. Corel as a whole is considered one reporting unit. We estimate the value of our reporting unit based on the income approach. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test. The second step compares the implied fair value of the goodwill

(determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill. If the carrying amount of goodwill were to exceed the implied fair value of goodwill, an impairment loss would be recognized.

Long-lived Assets
      We amortize our long-lived assets over the estimated useful life of the asset. We evaluate all of our long-lived assets, including intangible assets other than goodwill and fixed assets, periodically for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”). SFAS 144 requires that long-lived assets be evaluated for impairment when events or changes in facts and circumstances indicate that their carrying value may not be recoverable. Events or changes in facts or circumstances can include a strategic change in business direction, decline or discontinuance of a product line, a reduction in our customer base or a restructuring. If one of these events or circumstances indicates that the carrying value of an asset may not be recoverable and our estimated amortization period was not appropriate, we would record an impairment in long lived assets. The amount of impairment would be measured as the difference between the carrying value and the fair value of the impaired asset as calculated using a net realizable value methodology. An impairment would be recorded as an operating expense in the period of the impairment and as a reduction in the carrying value of that asset.

Stock Option Accounting
      In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) (“SFAS 123(R)”). SFAS 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123(R) eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of stock options. SFAS 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements, and requires all companies to apply a fair-value-based measurement method in accounting for all share-based payment transactions with employees. SFAS 123(R) requires that stock-based compensation expense be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (the “substantive vesting period”).
      We adopted SFAS 123(R) at the beginning of fiscal 2004. Prior to August 29, 2003, we did not account for stock options because they expired or were redeemed in connection with our acquisition by Vector Capital. Since our acquisition by Vector Capital, we have granted to eligible persons units, which consist of a stock option together with a phantom share unit (PSU). Since the right of a holder to receive a cash payment upon the exercise of a PSU is solely within the discretion of a committee appointed by the Board of Directors, there is no obligation to make a cash payment and consequently the PSUs do not constitute a liability. As a result, our stock-based compensation expense comprises expenses recognized in connection with the stock option portion of the units under SFAS 123(R).
      We estimate the fair value of our units for financial accounting purposes using the Black-Scholes model, which requires a number of subjective assumptions, including the expected life of the option, risk-free interest rate, dividend rate, future volatility of the price of our common shares and substantive vesting period. The use of other subjective assumptions would have materially affected the fair value estimate. Since August 2003, there has been no active market for our common shares. Thus, it was not possible to estimate expected volatility of our share price in estimating fair value of units granted. Accordingly, as a substitute for such volatility, we used the historical volatility of the U.S. Dow Jones Software and Computer Services Index, representing the primary industry in which we operate.
      Based on equity awards outstanding as of November 30, 2005, we had unrecognized stock-based compensation totaling $7.8 million and we expect to record $3.3 million in stock-based compensation in fiscal 2006. We also expect to incur additional stock-based compensation in connection with replacement stock options granted in the WinZip acquisition. To the extent we continue to grant equity awards in the future the amounts of stock-based compensation recorded in future periods may be greater than these expectations. Stock-based compensation expense is reported in our Consolidated Statements of Operations, either as a cost of revenues, or as an operating expense with which the award recipients are associated.
      Up to February 28, 2006, we granted units with exercise prices as follows:

						Remaining
	Number of					Unrecognized
	Shares Subject		Average Fair	Total	Compensation to	Expense as of
	to Units	Weighted Average	Value of Corel’s	Compensation	be Expensed as of	November 30,
Month	Granted	Exercise Price	Common Shares	Expense(1)	November 30, 2005	2005(2)

Fiscal 2004	501,806			$1,202,912	$530,854	$672,058

Fiscal 2005
December	191,145	$1.17	$7.50	$1,183,336	$294,422	$888,914
January	2,394	1.17	8.14	17,018	3,734	13,284
February	7,005	1.17	7.72	46,952	9,260	37,692
March	5,638	1.17	7.57	36,986	6,772	30,214
April	5,680	1.17	8.37	39,864	6,176	33,688
May	3,249	1.17	9.17	26,441	3,647	22,794
June	509,880	1.17	9.97	4,620,360	971,583	3,648,777
July	4,274	1.17	10.77	27,894	2,757	25,137
August	5,043	1.17	11.59	53,964	3,816	50,148
September	96,161	1.17	12.39	1,106,138	47,271	1,058,867
October	107,286	1.17	13.19	1,315,822	75,115	1,240,707
November	17,640	13.82	13.99	123,255	1,612	121,643

Fiscal 2005	955,395			$8,598,030	$1,426,165	$7,171,865

Fiscal 2006
December	—	$—	$—	$—	$—	$—
January	34,149	15.69	15.60	241,733(3)	N/A	N/A
February	15,076	15.93	16.53	117,812(3)	N/A	N/A

2006 subtotals	49,225			$359,545(3)	$ N/A	$ N/A

Total	1,506,426			$10,160,487	$1,957,019	$7,843,923

(1)	For fiscal 2004 and 2005, amounts are based on units granted less forfeitures up to November 30, 2005. For fiscal 2006, amounts are based on units granted less forfeitures up to February 28, 2006.

(2)	Assumes no further forfeitures subsequent to November 30, 2005.

(3)	Reflects expected stock-based compensation associated with units granted during the three months ended February 28, 2006.
     In March 2006 we granted units in respect of 9,992 common shares at a weighted average exercise price of $17.57.
      In the period between our acquisition by Vector Capital in August 2003 and December 2003, we did not issue any units. No predecessor company stock options were outstanding because they expired or were redeemed in connection with our acquisition by Vector Capital.
      The fair values of the units issued are being recognized as compensation expense over the applicable vesting period of four years on a straight line basis.
      We did not obtain contemporaneous valuations from an unrelated valuation specialist. Instead, a retrospective valuation was performed by management, with input from our shareholders. Contemporaneous valuations were not obtained because we were a private company and units were granted on a frequent basis. Therefore, it was impractical to obtain a valuation at each grant date. We believe that management as a result of their experience and Vector Capital as a private equity firm have relevant experience valuing companies. Where there was more than one class of shares outstanding, the enterprise value was equally allocated to the “as-converted” common shares to arrive at a per share fair value.

      Determining the fair value of our common shares requires making complex and subjective judgments. Management used the income approach to estimate the value of the enterprise. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenues and costs. The enterprise value is then allocated to preferred and common shares using the probability-weighted expected return method. Under this method, management considered the specific rights and preferences of each share class, and the likelihood of future outcomes. Management specifically considered the likelihood of completing this offering of our common shares. Had management considered a different allocation method, the allocations between preferred and common shares would have been different.
      In arriving at the fair value of our common shares, we made a number of estimates including an organic revenue growth rate and a marketability discount. We used an organic revenue growth rate that was based upon our financial results available at the valuation date and the expected industry growth rate. In addition, we used a marketability discount of 40% to reflect the fact that our common shares were not trading in a public market. This rate was based upon US and Canadian case law and numerous independent pre-IPO “lack of marketability” studies.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Grant and the Estimated Initial Public Offering Price
      We determined that the deemed fair value of our common shares increased from $1.17 to $14.40 per share over the period from August 29, 2003 to November 30, 2005. The difference between the range of $1.17 to $14.40 per share, and the midpoint of the estimated price range for this offering is attributable to the following factors:

•	During the quarter ended November 2003, we divested certain underperforming product lines, discontinued speculative research and development activities, and began to focus on our core products. We implemented cost cutting measures, and reduced our staff by over 200 individuals. These measures reduced our annual operating expenses by approximately $41.7 million;

•	During the quarter ended November 2004, we acquired Jasc, a company that generated revenues of $32.8 million in its fiscal year prior to the acquisition. Jasc’s software products were integrated with our products. We began to realize synergies through this acquisition, and eliminated staffing and distribution costs associated with Jasc’s revenues;

•	During the quarters ended August 2004 and February 2005, we made capital distributions of $41.0 million and $83.1 million, respectively, which were partially funded by the incurrence of indebtedness and which temporarily decreased the value of our common shares;

•	During the quarter ended August 2005, we engaged investment bankers to initiate the process of an initial public offering and began drafting a registration statement; and

•	Finally, management anticipates that the completion of this offering will add value to the shares because of their increased liquidity and marketability. However, prior to this event, management believes it is reasonable to expect that our shares will be valued lower than the estimated offering price.
     Impact of Recently Issued Accounting Pronouncements
      On June 1, 2005, the Financial Accounting Standards Board issued SFAS 154, “Accounting Changes and Error Corrections,” (“SFAS 154”) which replaces APB 20, “Accounting Changes,” (“APB 20”) and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principles and changes the requirements for accounting for and reporting of a change in accounting principles. SFAS 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principles unless it is impracticable. APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 carries forward many other provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity and the correction of an error. We have adopted this standard effective December 1, 2005.

BUSINESS
Overview
      We are a leading global packaged software company with an estimated installed base of 20 million current users in over 75 countries. We provide high quality, affordable and easy-to-use productivity and graphics and digital imaging software. Our products enjoy a favorable market position among value-conscious consumers and small businesses. The legal and functional departments within large companies and governmental organizations are also attracted to the industry-specific features and technical capabilities of our software. Our products are sold through a scalable distribution platform comprised of equipment manufacturers, our e-Store, and our global network of resellers and retail vendors.
      Our product portfolio includes well-established, globally recognized brands. Our primary productivity products are WordPerfect Office Suite, first developed in 1982 and marketed by us since 1996, and WinZip, a compression utility developed in 1991, that we will acquire concurrently with the closing of this offering. WordPerfect Office Suite is the leading Microsoft-alternative productivity software and includes Microsoft-compatible word processing, spreadsheet and presentation functionality. WinZip is the most widely used after-market compression utility, with more than 43 million seats sold to date. Our primary graphics and digital imaging products are CorelDRAW Graphics Suite and Corel Paint Shop Pro. CorelDRAW Graphics Suite is a leading illustration and image editing software suite used by design professionals and small businesses. Corel Paint Shop Pro digital image editing and management applications are used by novice and professional photographers and photo editors.
      We benefit from the widespread global adoption of personal computers, or PCs, and digital cameras. As the retail price of these PCs and digital cameras continues to decline, consumers are becoming more sensitive to the price of the software they use with these devices. We believe that we offer an industry-leading value proposition of high quality, affordable and easy-to-use software that is well positioned to take advantage of this trend.
Our Industry
      Prior to the mid-1990s, the packaged software industry was characterized by high annual growth rates, rapid technological innovation and a relatively large number of viable software providers within each product category. Over the past decade the industry has matured, growth rates have become more stable and market share within each major product category has become highly concentrated, with one or two companies having a dominant market position. We believe that Microsoft Office has in excess of 97% of the North American market for productivity software and that Adobe, after giving effect to its acquisition of Macromedia, has in excess of 70% of the global packaged graphics and digital imaging software market. Despite this concentration of market share, a number of smaller software companies have been able to offer products that have large user bases within certain sectors of the overall market.
      According to IDC, the worldwide consumer and content application market, which includes productivity and graphics and digital imaging products, was a $17.4 billion market in 2004 and is estimated to grow to $27.5 billion by 2009. The market for office suite software, such as word processing, spreadsheet and presentation applications, was $8.6 billion in 2004 and has a projected compound annual growth rate, or CAGR, of 5.3% from 2004 to 2009 according to a study commissioned by us. We estimate that sales of packaged graphics and digital imaging software in our addressable market were $750 million in 2004. Growth rates of packaged software sales in emerging economies are expected to be higher than for the global packaged software market as a whole resulting from more rapidly increasing PC adoption rates in these markets.
      Trends affecting the packaged software industry today include the following:

Increased Adoption of Low Cost Technology

•	Rapid adoption of low cost PCs is causing increased sensitivity to the cost of software. The dramatic decline in the price of computing technology is enabling increased worldwide adoption of PCs. Demand for PCs is particularly strong among consumers and businesses in emerging economies, small businesses, students, families in need of second or third PCs, educational institutions and governmental organizations. Gartner projects worldwide PC shipments of 296.5 million units in 2009 as compared to 183.4 million units in 2004, a 10% CAGR. PCs that sell for less than $500, in particular, are expected to be the fastest growing part of the PC market with projected sales of these systems rising from 4.8 million units in 2004 to 71.5 million units in 2009, representing a CAGR of 72% over such period. With the growth of PC adoption, particularly within the sub $500 market, the cost of packaged software is becoming a larger component of the total cost of ownership of PCs. As the price of PCs continues to decline over time, we expect that consumer sensitivity to the price of packaged software will continue to increase.

•	Proliferation of digital cameras is driving the increased use of digital imaging software. According to a 2004 IDC report, the projected number of digital images captured worldwide will increase from 108.5 billion in 2004 to 281.0 billion in 2008, a 27% CAGR. IDC also estimates that 36% of worldwide prints made in 2004 were from digital images and that by 2008 71% of worldwide prints will come from digital images. The increased interest in digital photography is driving consumer demand for high quality, affordable software products to edit, organize and share digital photographs. Since camera manufacturers typically lack the capabilities required to develop and support software applications, software that traditionally has been provided with digital cameras has had limited functionality and has not been adequate for the long-term needs of consumers. Most alternative products are either expensive or lack functionality. As a result, digital camera users seek affordable, easy-to-use, feature-rich software to manage, edit and share their digital photographs.

Changing Distribution Channels

•	Increased importance of OEMs and online services companies as distributors of packaged software. Traditionally, packaged software was purchased in retail stores by consumers who already owned a PC, a practice referred to as an aftermarket purchase. However, software is now increasingly purchased at the time hardware is purchased and is frequently pre-installed on or included with PCs or digital cameras. By bundling highly functional and easy-to-use software with their products, OEMs and online services companies seek to enhance their value proposition, improve their margins, differentiate their products, increase customer retention and insulate their products from commoditization. These companies seek strategic relationships with software providers that offer high quality, affordable products, have established brands and are willing to customize their software, packaging, marketing programs and customer support to suit the specific business objectives of these companies.

•	Increased importance of the Internet as a distribution channel. The Internet is rapidly becoming a method of choice for PC purchasers to upgrade software that was pre-installed on, or included with, their PC at the time of purchase. According to Jupiterresearch, 35% of aftermarket consumer software sales were made on the Internet in 2004. Full-featured Internet stores enable consumers to purchase software, to access information, download trial versions of the software and obtain customer support.

International Growth

•	Increased PC and digital camera penetration in emerging economies. The decline in price of PCs and digital cameras combined with the economic growth in emerging economies are driving the demand for low cost packaged software products in countries with increasing PC and digital camera penetration levels. We believe areas with the greatest potential growth in demand include China, India, Eastern Europe and Latin America. Many emerging markets are characterized by first-time users of PCs and digital cameras that typically have not yet developed loyalty to a particular brand of software. We believe that these consumers are more likely to purchase software based on the relative price, quality and ease-of-use rather than brand loyalty because, unlike experienced software users, they do not need to consider the time, cost and effort involved in switching brands.

Industry Consolidation

•	Consolidation opportunities in the packaged software market. While the packaged software market has evolved from multiple major competitors to one or two dominant competitors in major product categories, in many cases smaller market participants still maintain an established and loyal user base. These smaller competitors generally have mature, stable software products comparable in quality to the market leaders, or in some instances, serve specific segments of the overall market with specialized functionality that may not have broad market appeal. These participants often have low brand recognition or limited scale and distribution capabilities. Because of their small market presence, they have not been sought after as acquisition targets by the dominant market participants.
      Packaged software companies that can capitalize on the widespread adoption of low cost technology, changing distribution channels and emerging economy growth opportunities are positioned to succeed. The companies able to do so will also have opportunities to further consolidate the packaged software industry.
Our Competitive Strengths
      Our key competitive strengths include the following:

•	Industry-leading value proposition. We believe we offer the packaged software industry’s best combination of high quality, feature-rich functionality and affordability. Our products provide features and technical capabilities that are comparable to products offered by Microsoft and Adobe, typically at a price that is significantly lower than these competing products. In our principal product categories, Corel is among the only recognized alternatives to the dominant brands.

•	Globally recognized brands. WordPerfect Office Suite, CorelDRAW Graphics Suite, Corel Paint Shop Pro and WinZip are globally recognized brands in the packaged software industry as a result of many years of intensive marketing, advertising and promotion. Brand recognition is particularly important in the packaged software industry because competing products have relatively similar features and consumers and small businesses, who often make purchase decisions based on brand recognition, comprise a significant portion of the target market.

•	Easy-to-use, high quality products. Our products have been developed and tested over many years and we have received over 500 awards for excellence in software innovation, design and value. Substantial investments have been made to develop our products and they benefit from numerous user-driven upgrades. We are particularly focused on offering products that are easy-to-use and that can interoperate with major file formats.

•	Scalable global distribution infrastructure. We have established global sales, marketing and distribution channels, including relationships with over 25,000 resellers and over 70 OEMs, a direct sales presence in 17 countries, and distribution capability in over 75 countries. Our products are available at major retailers worldwide. We believe very few packaged software companies of our size have a comparable distribution network.

•	Flexible sales and distribution strategy. We offer OEMs, such as Dell, Wacom and Hewlett-Packard, and online services companies, such as Google and Yahoo!, creative and customized solutions, joint-marketing initiatives and specialized versions of our software. This flexible approach enables these companies to enhance their product and service offerings and provides them with an additional source of revenues. We provide OEMs and other software distributors with a viable alternative to the products offered by Microsoft and Adobe that can help reduce their dependence on these dominant brands.

•	Established Internet presence through our e-Store. Our e-Store allows visitors to try our software, purchase it and seek customer support. Sales through our e-Store have grown rapidly and our e-Store affords us the opportunity to attract customers with minimal sales and marketing costs. Customers with older versions of our software, or limited functionality versions acquired through OEMs, can use our e-Store to upgrade to the most recent versions of our software. Our e-Store also complements our other distribution channels by facilitating our collection of user data through online registration and enables us to provide online support services.

Our Strategy
      Our objective is to profitably grow our installed base of customers and increase sales to our existing users. We plan to achieve this objective through the following strategies:

•	Broaden our distribution network to capitalize on the rapid adoption of low cost technologies. We view our relationships with OEMs, other distributors and online services companies as key growth drivers and we are focused on forging new distribution relationships and broadening our existing relationships. To accomplish this goal, we have a flexible “channel friendly” strategy of providing customized solutions tailored to the specific business needs of OEMs, other distributors and online services companies. We offer these parties:

•	attractive pricing that help them realize high margins;

•	marketing and sales support and incentives;

•	customized versions of our software to meet the needs of their customer base; and

•	private label packaging and customized promotional materials to complement distributors’ branding strategies.

•	Increase upgrade conversion rates. Increasing upgrade conversion rates represents a significant incremental revenue opportunity for us. We intend to increase upgrade conversion rates through a number of strategic initiatives, including:

•	increasing our database of registered users through on-line registration for new products to more effectively market product upgrades to them;

•	embedding upgrade information directly in our software and employing other types of proactive marketing within our products; and

•	offering products in tiers of functionality, such as entry-level, advanced and expert versions, enabling users at varying levels of product knowledge and sophistication to purchase the applications they need and then migrate to the more advanced versions over time.

•	Leverage and expand presence in emerging markets. We plan to leverage and expand our presence in emerging markets, such as China, India, Eastern Europe and Latin America, by continuing to localize our products in additional languages, expanding our reseller network and direct sales force and developing additional regionally-focused versions of our e-Store. We believe these markets represent attractive growth opportunities for us because they are characterized by first time users of low cost PCs and digital cameras who have not yet developed loyalty to a particular brand of software. However, expansion of our operations in these emerging markets will involve a number of risks, challenges and uncertainties. See “Risk Factors— We are subject to risks associated with international operations that may harm our business.”

•	Continue to respond to user needs to better serve specific market sectors and increase loyalty. We will continue to work with our loyal user base to help us develop additional product innovations, improve our products to better meet the needs of specific market segments and strengthen user loyalty. We have a strong track record of offering high quality products for specific markets such as the legal and education sectors and as we continue to expand we plan to target additional markets.

•	Continue to deliver high operating margins and positive cash flow. We are committed to maximizing our operating margins and positive cash flow by keeping research and development activities focused on market driven add-on functionality, utility and geographic reach of our existing product lines and not speculative projects. We employ disciplined cost management policies and maintain stringent minimum return-on-investment criteria for acquisitions. Our existing administrative, mar-

keting and distribution infrastructure is highly scalable and we believe it will enable us to grow our revenues without experiencing a proportionate increase in fixed costs, thereby allowing us to continue to deliver high operating margins.

•	Leverage existing platform and brands to maximize value from acquisitions. Our disciplined acquisition and integration strategy is focused on acquisitions of companies with proven and complementary products and established user bases that we believe will be accretive to earnings. As part of this strategy, in October 2004 we acquired Jasc to extend our reach in graphics and digital imaging software and we have recently agreed to acquire WinZip to enhance our productivity software offerings. We analyze acquisition candidates and effect acquisition transactions to ensure they meet our strategic and operational objectives. We seek acquisition candidates that we believe can benefit from our existing global marketing, sales, distribution and general and administrative infrastructure.

Products
      We provide high quality, affordable, and easy-to-use productivity and graphics and digital imaging software. The following table identifies our major software products within our two principal product categories:

	Year of			Entry-level
	Initial	Fiscal Quarter of	Current	Suggested
Primary Products By Category	Release	Last Release	Version	Retail Price*

Productivity:
WordPerfect Office Suite	1982	Q1 2006	13	$99.00
WinZip	1991	Q4 2005	10	29.95
iGrafx FlowCharter	1991	Q1 2006	11	395.00
iGrafx Process	1991	Q1 2006	11	995.00
Graphics and Digital Imaging:
Graphics:
CorelDRAW Graphics Suite	1989	Q1 2006	13	399.00
Corel DESIGNER Suite	1995	Q2 2005	12	699.00
Corel Painter	1991	Q4 2004	9	429.00
Digital Imaging:
Corel Paint Shop Pro	1991	Q4 2005	10	99.00
Corel Photo Album	2002	Q4 2005	6	49.00

*	Entry-level suggested retail price reflects our suggested retail price as of the date of this prospectus for the respective products. This table does not reflect the prices for upgrade versions of our software products or products that are bundled with hardware or services and sold through OEMs.
Productivity
      Our productivity products include WordPerfect Office Suite, WinZip and our iGrafx products.
      WordPerfect Office Suite. The Standard Edition of WordPerfect Office Suite includes the WordPerfect, Quattro Pro and Presentations applications. Depending on the version of the suite, WordPerfect MAIL and Paradox are also available. WordPerfect is an easy-to-use word processing application that includes the ability to integrate charts, tables, images and graphics. Quattro Pro is a spreadsheet and database application with 3D chart functionality. Presentations is an application for producing multimedia presentations, overheads and transparencies. WordPerfect MAIL is an e-mail, calendaring and contact management application. Paradox is a database application.
      WordPerfect Office Suite is an innovative, full-featured software suite with a price much lower than Microsoft’s market-leading Microsoft Office. WordPerfect Office Suite is the leading alternative to Microsoft Office. WordPerfect Office Suite, which is compatible with Microsoft Office, allows users to open and save documents in multiple versions of the Microsoft Word, Excel and PowerPoint file formats. In addition, our software allows users to publish their documents in HTML and XML file formats. Users may also publish their documents in PDF, a feature not currently included with Microsoft Office. Our Workspace Manager gives users the option to choose Word, Excel or PowerPoint modes and re-arrange the menus and short-cut keys as they would appear and function in the respective Microsoft applications, making it easier for a new user to adopt WordPerfect Office Suite.
      WordPerfect Office Suite is currently available in five languages and is used principally by governments, legal professionals and corporate legal departments, academic institutions, small-to medium-sized businesses and consumers. Within a business setting, the program is particularly useful in departments that produce or edit a high volume of long, heavily formatted documents.
      In addition to the Standard Edition of WordPerfect Office Suite, we offer three enhanced versions for corporate, home and small business users. Along with the Standard Edition applications, the Professional Edition includes Paradox, making the Professional Edition a comparable alternative to Microsoft Office Professional. Our Home Edition includes additional features tailored for home users including a task manager, multi-media tools, home templates, encyclopedia and anti-virus software. Our Small Business Edition includes additional features tailored for our small business users such as a task manager, WordPerfect MAIL, additional business templates, Corel Paint Shop Pro and anti-virus software.
      WinZip. As one of the most frequently downloaded software products available on the Internet with over 150 million downloads to date and an average of over 600,000 downloads per week in 2005, WinZip has developed a strong and highly recognizable brand. The WinZip product line includes three primary products: WinZip, WinZip Companion for Outlook and WinZip Self Extractor. WinZip is a widely used compression utility for the Windows platform, allowing users to temporarily reduce the size of their computer files for more effective transmission and storage. WinZip also includes encryption functionality to provide additional security in protecting sensitive information. WinZip is based on the .zip file format, but supports a number of alternative compression formats as well. WinZip Companion for Outlook extends WinZip’s functionality to Microsoft’s Outlook email application, automating the compression and encryption of email file attachments. WinZip Self Extractor allows users to create archives that can be uncompressed without the need for the WinZip application.
      WinZip has a broad user base that includes consumers, small to medium-sized businesses and large corporations. WinZip is used worldwide, and is currently available in three languages. WinZip’s main competitors include commercial software such as PKZip, Stuffit, and WinRAR, open-source software such as 7-Zip and the basic compression functionality integrated into the Windows operating system. WinZip’s reliability, ease-of-use, functionality and loyal user base has allowed it to effectively compete with these offerings.
      iGrafx FlowCharter and iGrafx Process. Our iGrafx products allow enterprises to analyze, streamline and optimize their business processes. iGrafx’s main products are iGrafx FlowCharter and iGrafx Process. Uses of iGrafx FlowCharter include visually depicting the elements of a business process such as a supply chain solution. Uses of iGrafx Process include identifying, simulating and visually presenting how a business can improve its business processes. iGrafx’s main competitors are IDS-Scheer Aris, Proforma ProVision and Casewise Corporate Modeler. iGrafx products are currently available in six languages.
Graphics and Digital Imaging
Graphics
      Our graphics products include CorelDRAW Graphics Suite, Corel DESIGNER Technical Suite and Corel Painter.
      CorelDRAW Graphics Suite. CorelDRAW Graphics Suite is an industry-leading vector illustration software application and has received over 300 industry awards throughout the 17 years it has been on the market. The software allows users to create, manipulate and publish drawings and images in a variety of media including in print and on the web. Examples of its uses include creating logos, brochures, newsletters, reports, advertisements, signs, embroidery designs and technical illustrations. CorelDraw Graphics Suite consists of applications for illustration and page layout, digital imaging and motion graphics creation.
      CorelDRAW Graphics Suite is easy-to-use and is compatible with most industry standard file formats, allowing the import and export of files in the common formats used by our competitors, including Adobe and Microsoft. It is affordably priced compared to its main competitor, Adobe Creative Suite. Other competing products include Adobe Illustrator and Macromedia FreeHand. CorelDRAW Graphics Suite is used principally by graphic designers and sales and marketing personnel and is currently available in 17 languages.
      Corel DESIGNER Technical Suite. Corel DESIGNER Technical Suite offers users a graphics application for creating or updating complex technical illustrations. The suite consists of Corel DESIGNER for design, illustration and page layout, Corel PHOTO-PAINT for digital image editing and Corel TRACE for the conversion of bitmaps to vector images. We also offer Corel DESIGNER Professional which includes a filter for importing 3D computer-aided design diagrams.
      Corel DESIGNER Technical Suite is currently available in three languages and is primarily used by engineering departments and technical publishers, who use the software to create professional-quality graphics that can be easily used in business documents, presentations and web and intranet pages. Examples of its uses include creating product manuals, assembly instructions and product specification diagrams. Corel DESIGNER Technical Suite is also used in the manufacturing, automotive and aerospace industries from the conceptualization stage, through the design specification stage, to the production of technical manuals and marketing material. Corel DESIGNER Technical Suite provides an easy-to-use technical illustration application at an affordable price compared to its main competitors IsoDRAW, Autodesk AutoCAD LT and Deneba Canvas.
      Corel Painter. Corel Painter is a digital painting application that, when used with a pen tablet, simulates natural media, such as watercolors, inks, oil paints, chalks and pastels. Users include commercial artists, professional photographers, fine artists and professional digital artists who wish to create new works of art or enhance existing images. Because it is compatible with Adobe Photoshop, Corel Painter provides additional natural media functionality not otherwise available with Photoshop. Corel Painter’s main competitors are Alias Sketchbook and Adobe Photoshop. Corel Painter is currently available in six languages.
Digital Imaging
      Our digital imaging products include Corel Paint Shop Pro and Corel Photo Album.
      Corel Paint Shop Pro. Corel Paint Shop Pro allows users to create, manipulate and manage digital images with photo editing, digital art and precision graphic design tools. Primary examples of its uses include digitally altering photos by fixing scratches and blemishes, changing colors, digitally removing people, objects and “red-eye” from photos and combining photographs into collages. Corel Paint Shop Pro provides advanced functionality at an affordable price to users of digital cameras ranging from novices to professionals, graphics hobbyists and business users. Adobe Photoshop, a competing product, sells at a higher price and is directed at professional graphic designers. Corel Paint Shop Pro is currently available in seven languages.
      Corel Photo Album. Corel Photo Album allows users to store, organize, share and manage their digital photograph collections. Our software organizes photographs on users’ computers by date, folder, keyword or other desired criteria. Users of Corel Photo Album can organize and publish photo albums, create scrap-books, print and share photographs, create slide shows and create CD and DVD back-ups of digital images. In addition, the software provides basic photograph enhancement capability which seamlessly integrates with Paint Shop Pro for more advanced image editing. Corel Photo Album’s main competitors are Adobe Photoshop Elements, Picasa and Microsoft Digital Image Suite. Corel Photo Album is currently available in seven languages.
Customer Support
      We provide several customer support options to meet the varied needs of our customers. Support options range from 24 hour 7 day a week free support via the Internet to fee-based options through maintenance agreements for enterprise customers or on a per incident basis for individual consumers. Our customer service representatives provide technical support, answer questions about product specifications, sell our products and provide replacement media and documentation. We maintain a database of technical support articles on our web site that is updated regularly with useful information and frequently asked questions and answers regarding our products. We maintain an Internet news group to provide users with a mechanism to provide feedback as well as receive technical updates and notes. We also provide up-to-date information about common issues and useful tips on our web site. The majority of our in-house support personnel are located in Ottawa, Canada and Maidenhead, England.
Distribution, Sales and Marketing

Distribution
      We have a global, multi-channel distribution network, including OEMs, the Internet, retailers and resellers, in over 75 countries through which we are able to distribute our software.
      OEMs. We distribute our productivity and graphics and digital imaging software under license agreements with OEMs granting them the right to distribute copies of our software installed on their hardware products. We have relationships with over 70 OEMs, including Dell, Wacom, Hewlett-Packard and Lenovo.
      Internet Distribution. Our e-Store allows consumers to purchase most of our software products directly from us and is our fastest growing distribution channel.
      Retail and Reseller. Our retail and reseller channel encompasses our relationships with over 25,000 resellers, including the following:

•	retailers including Office Depot, Best Buy, CompUSA, Staples and Amazon, sell our products to consumers and small businesses;

•	software distributors, including Ingram Micro, Tech Data and Navarre, sell our products to their retail customer base;

•	large account resellers, including CDW, Software House International, SoftChoice and Softmart USA, sell our software directly to large enterprises and help fulfill orders from our direct sales force; and

•	value-added resellers, including independent software vendors, consultants, system integrators and custom application developers, generally service small to medium-sized businesses and provide varying degrees of technical support, implementation services and customization.
      Direct Sales. Our direct sales force facilitates sales through other channels and the establishment of key relationships with OEMs, retail chains and resellers. The direct sales force also directly targets government and large enterprise clients.
      Of overall sales of Corel products (excluding WinZip products) during fiscal 2005, approximately 60% consisted of products targeted to consumers and small businesses, approximately 29% consisted of site licenses geared towards large enterprises and government customers and approximately 11% consisted of sales of site licenses to educational institutions and of academic versions of Corel products.

Sales and Marketing
      Our global sales and marketing organization, which is comprised of approximately 200 employees located in 15 countries, is focused on increasing sales by establishing and maintaining personal contact with our distributors and customers.
      Our sales team is responsible for:

•	communicating our value proposition and the benefits of our products;

•	designing and implementing incentive programs for our distributors to promote our products;

•	identifying, establishing and developing relationships with OEMs and online services companies;

•	ensuring that our distributors are prominently positioning our products and managing inventory levels effectively; and

•	recruiting new resellers, retailers and distributors.
      Our marketing team focuses on:

•	joint marketing and promotions with online services companies, OEMs and other distributors;

•	selective, highly targeted advertising;

•	direct mail; and

•	public relations.
Research and Development
      We have a research and development team of approximately 190 software professionals, the majority of whom are located at our corporate headquarters in Ottawa. Following the acquisition of us by Vector Capital, we have shifted our focus from the development of new and unproven applications to a disciplined commitment to increasing the functionality, utility and geographic reach of our core software products. We plan to expand our product offerings through the acquisition of proven products and technology and to employ our research and development efforts to improve the utility of those products and technology to our customers. Our research and development expenses for 2003, fiscal 2004 and fiscal 2005 were $21.0 million, $14.6 million and $23.5 million, respectively.
      Our commitment to providing high-quality and useful software has led us to a more user-focused method of development. We rely on our intimate knowledge of the tasks and goals that users wish to accomplish to determine how our products should be changed so that we offer the greatest ease-of-use and functionality to our customers. For example, the latest version of CorelDRAW Graphics Suite includes “dynamic guides,” a feature that provides significant time-savings for our design professional users. Similarly, our most recent version of Corel Paint Shop Pro includes a “smart photo fix” feature that allows the application of the most common photo enhancement tools with a single command.
      User feedback also lets us target the development of derivative products that leverage our existing technologies for use in specific markets. For example, we have developed a version of our CorelDRAW product called Corel DRAWings for the embroidery market. Corel DRAWings integrates with embroidery machines to allow users to easily create and visualize designs and then to automatically transfer the stitch patterns to the desired fabric.
      Finally, we maintain an active research and development effort aimed at customizing versions of our standard applications for businesses with whom we have strategic relationships. For example, working with Dell, we have created a special “Starter Edition” version of our Corel Photo Album product. This version, with more limited functionality, is bundled with computers to provide basic digital imaging capabilities, while creating opportunities to upgrade to more full-featured versions. We are also working with Wacom Technology to support new capabilities that it added to its tablets and pens and with AOL to allow upload of photos from Photo Album to AOL’s “You’ve Got Pictures” service.
Internal Systems
      We use various standard applications to provide a flexible and scalable infrastructure to accommodate growth and information needs. We use in-house development resources to maintain these systems and provide custom integration of applications to meet our reporting and business needs. The primary applications we use include Oracle 9i for financial controls, reporting and human resources, IBM Websphere for our e-Store, Onyx customer relationship management database for customer and prospective customer information and RightNow Technology interactive knowledge base for customer and technical support. We believe these systems are sufficient to accommodate our anticipated growth.

Outsourced Manufacturing
      ModusLink manufactures the principal materials and components used in the physically packaged versions of our products, including diskettes and CD-ROMs, product manuals and packaging, pursuant to a fixed price agreement. ModusLink prepares items to our specifications at manufacturing sites in the U.S., Netherlands and Taiwan and engages third-party printers for the printing of the packaging and the manuals to be included with our packaged software. We provide ModusLink with all packaging and manual design templates.
Intellectual Property
      Our intellectual property rights are important to our business. We rely on a combination of trademark, patent, copyright, trade secret, and other common law in the U.S., Canada and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have obtained registrations for in excess of 70 different trademarks in more than 60 different countries. We have over 45 issued patents in the U.S. and Canada and own over 300 copyright registrations. Our patents expire on various dates between 2010 and 2021. As part of our hiring process, our employees typically execute written agreements containing confidentiality undertakings, intellectual property assignments and non-competition and non-solicitation obligations in our favor.
      In addition to the foregoing, we believe the technological and creative skill of our personnel, product developments and frequent product enhancements are essential to establishing and maintaining a competitive advantage.
      Our products contain content and technology that we license from third parties. We generally enter into written agreements with independent contractors, consultants, strategic partners and third party content and technology providers, and through these written agreements we attempt to obtain and control access to, and distribution of, the intellectual property rights necessary for the continued marketing of our products.
      Despite our efforts to protect our intellectual property, third parties may use, copy or otherwise obtain and market or distribute our intellectual property or technology without our authorization or otherwise develop products with the same functionality as our products. Policing unauthorized use of our products and intellectual property is costly and virtually impossible on a worldwide basis. As a result, there is a risk that our efforts to protect our intellectual property will not be adequate to fully prevent the misappropriation of our intellectual property, particularly in emerging markets.
Competition
      We compete with other software vendors for customers at the retail level and in corporate accounts, and for access to distribution channels. Our two primary competitors are Microsoft and Adobe. We believe that Microsoft Office has in excess of 97% of the North American market for productivity software and that Adobe, after giving effect to its acquisition of Macromedia, has in excess of 70% of the global packaged graphics and digital imaging software market. We are the next largest provider of packaged productivity and graphics and digital imaging software in our target markets. We also compete with a number of smaller companies that target certain sectors of the packaged software market.
      WordPerfect and our graphics and digital imaging products provide features and technical capabilities that are generally comparable to higher-priced products offered by Microsoft and Adobe. We believe we further distinguish ourselves from our competitors by offering products that are easy-to-use and can interoperate with other major file formats.
      We also compete for strategic relationships with OEMs, online services companies and other distributors. We believe we can provide distributors with attractive pricing, channel specific marketing and sales support, incentives and customized versions of our products and packaging. We believe tailored responses to distributors’ needs distinguishes us from our competition and will allow us to broaden our distribution network.

Executive Transition
      In June 2005, we replaced Amish Mehta, who had been interim President and Chief Executive Officer since the first quarter of fiscal 2004, with a new Chief Executive Officer, David Dobson. Mr. Dobson became a member of our board of directors in February 2006. Mr. Mehta, a partner at Vector Capital, became a member of our board of directors in January 2006. In addition, since our acquisition by Vector Capital, we have made a number of other changes in senior management, including the hiring of a new Chief Financial Officer and a new Executive Vice President of Sales and Marketing, Americas. These changes in senior management have facilitated the restructuring of our operations, including the implementation of cost-reduction measures and a renewed focus on our core products. Jacqueline Maartense resigned her position as our Executive Vice President, Global Marketing, in January 2006.
Employees
      As of the date of our acquisition by Vector Capital, we employed approximately 708 staff. Between August 2003 and May 2004, we reduced our staff by 228 persons, or 32% in connection with our initiatives to focus on our core products and eliminate excess costs. Our employee base grew from 480 to 574 following the integration of Jasc. As of November 30, 2005, we had approximately 580 full-time employees, of which 214 employees were engaged in sales and marketing, 191 were engaged in research and development and the remaining 175 were engaged in general administration, finance and customer support. We have employees in 15 countries, including 482 employees in our North American operations, 83 employees in Europe, the Middle East and Africa and 15 employees in other areas of the world. In addition, with the acquisition of WinZip, we expect to add up to 38 employees.
      We believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial, and sales and marketing personnel. Competition for employees is intense in the software industry. To date, we believe we have been successful in our efforts to recruit qualified employees, but there is a risk that we will not continue to be successful in the future. None of our employees are subject to collective bargaining agreements. Management believes relations with employees are generally good.
Subsidiaries
      Corel Corporation owns 100% of the equity interests in its principal subsidiaries, Corel UK Limited, a corporation organized under the laws of the United Kingdom, Corel GmbH, a corporation organized under the laws of Germany and Corel Inc., a corporation organized under the laws of the State of Delaware.
Properties
      The following chart outlines significant properties that we currently lease for operations. In addition to these, we lease office space in various countries around the world where we perform sales and marketing functions. Management believes that these facilities will be adequate for our immediate needs and that additional space is available if needed to accommodate expansion.

		Area	Expiration
Location	Purpose	(in square feet)	Year

Ottawa, Canada	Corporate Head Office	69,652	2010
Tualitin, Oregon	Sales and Development	10,908	2006
Eden Prairie, Minnesota	Sales and Development	74,224	2008
Maidenhead, England	Sales and Administration	10,549	2015
Mansfield, Connecticut	Sales, Operations and Administration	8,890	2006
Munich, Germany	Sales and Administration	6,657	2007
Munich, Germany	iGrafx Sales and Administration	3,152	2007

Legal Proceedings
      We currently, and from time to time, are involved in certain legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business, including assertions that we may be infringing patents or other intellectual property rights of others. We believe that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position or results of operations. We also believe that, if necessary, we would be able to obtain any required licenses or other rights to disputed intellectual property rights on commercially reasonable terms. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business.
      We are currently a defendant in the ongoing patent infringement proceeding described below:
      Electronics For Imaging, Inc., Massachusetts Institute of Technology v. Corel Corporation et al. Plaintiffs filed this patent infringement action on December 28, 2001 against us and 213 other defendants in the U.S. District Court for the Eastern District of Texas, alleging infringement of U.S. patent 4,500,919. The patent expired on May 6, 2002. Plaintiffs allege that the defendants infringed the patent through the use of various color management and correction systems in their products. Plaintiffs seek unspecified damages and attorneys fees. Various motions including motions for summary judgment by both the plaintiffs and defendants, including us, were filed during the discovery phase of the proceeding. In July 2004 the court dismissed each summary judgment motion upon which we and the plaintiffs had joined issue. Following the decision on the summary judgment motions, the plaintiffs dismissed all claims against every remaining defendant except us, Microsoft and Roxio. The plaintiffs then stipulated to non-infringement in respect of us, Microsoft and Roxio and the action was dismissed in November 2004. In December 2004, the plaintiffs filed an appeal of various interlocutory rulings by the trial court including certain of the summary judgment decisions. The remaining defendants, including us, have filed opposition to the appeals. We have cross-appealed on the trial court’s dismissal of our request to have the action dismissed on summary judgment. The appeals and cross appeals have been fully briefed by all parties. Oral argument was heard on December 7, 2005. No decision on the appeal has been rendered to date. We believe we have meritorious defenses to the plaintiffs’ claims and intend to defend the litigation vigorously. However, we cannot assure you as to the ultimate outcome of the litigation.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth information with respect to our directors and executive officers.

Name	Age	Position

David Dobson(4)	43	Chief Executive Officer, Director
Douglas McCollam	53	Chief Financial Officer, Director
Randy Eisenbach	55	Chief Operating Officer
Amanda Bedborough	37	Executive Vice President, International Operations
Graham Brown	42	Executive Vice President, Product Development
Christopher DiFrancesco	42	Vice President, Legal, General Counsel and Secretary
Patrick Morley	39	Executive Vice President, Sales and Marketing, Americas
Steven Cohen(1)(2)(3)	40	Director
J. Ian Giffen(1)(2)(4)	48	Director
Amish Mehta(3)	32	Director
Alexander Slusky(2)(3)(4)	38	Director

(1)	Independent director
(2)	Member of the audit committee
(3)	Member of the compensation committee
(4)	Member of the nominating and corporate governance committee
     David Dobson has served as our Chief Executive Officer since June 2005 and became a member of our board of directors in February 2006. From February 2004 to June 2005, he served as Corporate Vice President, Strategy at IBM. He previously served in various capacities at IBM in operations, finance, sales, marketing, strategy and general management from 1986 to 2004. Mr. Dobson joined IBM in Toronto in 1986. He has a Bachelor of Electrical Engineering and Management from McMaster University.
      Douglas McCollam has served as our Chief Financial Officer since January 2004 and became a member of our board of directors in October 2004. From July 1996 to January 2004 he served as Executive Vice President and Chief Financial Officer of NORDX/ CDT. He previously served in various capacities at Nortel Networks, including as Vice President Finance and Administration for Nortel CALA from 1993 to 1996. He served as Chief Financial Officer of Motorola Nortel Communications from 1991 to 1993, Group Controller Switching from 1989 to 1991 and Assistant Vice President, Corporate Financial Reporting and Analysis from 1987 to 1989. Mr. McCollam is a Certified Management Accountant and has a Bachelor of Commerce from Concordia University and an M.B.A. from the University of Chicago.
      Randy Eisenbach has served as our Chief Operating Officer since October 2002. From December 2000 to October 2002 he served as President and Chief Operating Officer of Enseo Corporation. Prior to joining Enseo he served in various capacities, including Chief Operating Officer and Executive Vice President, of 3dfx Interactive (formerly known as STB Systems) from 1985 to 2000. He has a Bachelor of Business Administration and an M.B.A. from Texas Tech University.
      Amanda Bedborough has served as our Executive Vice President, International Operations since January 2004. Prior to that Ms. Bedborough served as our Executive Vice President, Europe, the Middle East and Africa from October 2001 to December 2003. From September 1993 to March 2001 she served in a variety of capacities at 3dfx Interactive, including Vice President, Europe, the Middle East and Africa.
      Graham Brown has served as our Executive Vice President, Product Development since April 2002. He joined us in 1991, and previously served in a variety of capacities, including Vice President of Software Development, Business Applications from 1998 to 2000. He has a Bachelor of Engineering Science in Geography and Computer Science from the University of Waterloo.

      Christopher DiFrancesco has served as our Vice President, Legal, General Counsel and Secretary since December 2003. He previously served as corporate counsel for us from September 2000 to November 2003. From 1998 to 2000 he served as Associate Counsel for the National Hockey League Players’ Association. From 1991 to 1998 he was with the law firm of Gowling Lafleur Henderson in Toronto, Canada. He has a Bachelor of Engineering Science in Mechanical Engineering and a Bachelor of Laws from the University of Western Ontario.
      Patrick Morley has served as our Executive Vice President, Sales and Marketing, Americas since September 2005. He previously served as Chief Executive Officer of Imprivata Corporation from April 2002 to September 2005. Prior to joining Imprivata Corporation he served as Vice President, North America of Macromedia from January 2001 to April 2002. He served as Vice President, Americas of Allaire Corporation from April 1997 to January 2001, prior to its acquisition by Macromedia. He has a B.A. in Mathematics and Computer Science from Providence College.
      Steven Cohen became a member of our board of directors in January 2006. He has served in various capacities at Teknion Corporation since February 2001 and is currently Teknion Corporation’s Senior Vice President, Corporate Development. He is also a Director and Chairman of the compensation committee of Pele Mountain Resources Inc., a junior exploration company listed on the TSX Venture Exchange. He has a Bachelor of Commerce from McGill University and an M.B.A. from Harvard Business School.
      J. Ian Giffen became a member of our board of directors in January 2006. Since 1996, Mr. Giffen has been an advisor to or director of software companies and technology investment funds. From January 1992 to January 1996, Mr. Giffen was Vice President and Chief Financial Officer of Alias Research until its acquisition by Silicon Graphics. Mr. Giffen is currently Chairman of the Board of Directors of 724 Solutions, a director of Sierra Systems, MKS, Descartes Systems and Strategic Vista, and a director or advisor to a number of other private companies. Mr. Giffen has previously served on the board of directors of a number of public and private companies including Macromedia, Financial Models, DPS, Open Text, Delano Technology, Algorithmics, DWL, Changepoint and MGI Software. He is a Chartered Accountant and has a B.A. in Business Administration from the University of Strathclyde in Glasgow, Scotland.
      Amish Mehta became a member of our board of directors in January 2006. He served as our interim President and Chief Executive Officer from November 2003 to June 2005. He has been at Vector Capital since August 2002. He previously served as Chief Executive Officer of CommercialWare from September 1999 to April 2001. Prior to that he worked at General Atlantic Partners from 1997 to 1999 and at McKinsey & Company from 1995 to 1997. He has a B.S. in Chemical Engineering from the University of Pennsylvania, a B.S. in Economics from the Wharton School and an M.B.A. from Harvard Business School.
      Alexander Slusky has been a member of our board of directors since August 2003 and has served as managing partner of Vector Capital since its inception in 1997. Prior to founding Vector Capital, he led the technology equity practice at Ziff Brothers Investments. Prior to joining Ziff Brothers Investments, he was employed at New Enterprise Associates. Mr. Slusky serves as a director on the boards of several private companies. He has a A.B. in Economics from Harvard University, and an M.B.A. from Harvard Business School.
      Executive officers are appointed by the board of directors to serve, subject to the discretion of the board of directors, until their successors are appointed.
Board of Directors
      Our board of directors currently consists of six members. We currently expect that Mr. McCollam will relinquish his board membership in 2006. Except with respect to Mr. McCollam, we expect that the term of office for each of the directors will expire at the time of our next annual shareholders meeting. As a “controlled company”, we are not required to comply (and we do not comply) with the requirement of the Nasdaq National Market to have a majority of our directors satisfy the independence requirements of the Nasdaq National Market.
      There are no family relationships among any of our directors or executive officers.

Committees of the Board
      Following the closing of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. As a controlled company we are not required to maintain a compensation committee or a nominating and corporate governance committee under Nasdaq rules nor are we required to maintain those committees under Canadian securities regulations. Although we intend to form a compensation committee and a nominating and corporate governance committee, the memberships of these committees will not comply with the independence requirements of the Nasdaq National Market that would be applicable if we were not a controlled company.
      Audit Committee. It is expected that our audit committee will be comprised of Messrs. Cohen, Giffen and Slusky. Our board of directors has determined that Messrs. Cohen and Giffen currently meet the independence requirements of the Nasdaq National Market, SEC rules and the rules and regulations of the Canadian provincial securities regulatory authorities. Mr. Slusky will be replaced on the audit committee by an independent board member prior to the one year anniversary of this offering.
      The principal duties and responsibilities of our audit committee will be to assist our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory matters;

•	our independent registered public accounting firm’s qualifications and independence; and

•	the performance of our internal audit function and independent registered public accounting firm.
      Our audit committee will also be responsible for:

•	compensating, retaining and overseeing the work of our independent registered public accounting firm;

•	establishing procedures for (a) receipt and treatment of complaints on accounting and other related matters and (b) submission of confidential employee concerns regarding questionable accounting or auditing matters; and

•	pre-approving any non-audit services by our independent registered public accounting firm.
      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties. The audit committee will also act as a qualified legal compliance committee.
      Compensation Committee. It is expected that our compensation committee will be comprised of Messrs. Cohen, Mehta and Slusky. The principal duties and responsibilities of the compensation committee will be as follows:

•	to review and approve goals and objectives relating to the compensation of our chief executive officer and, based upon a performance evaluation, to determine and approve the compensation of the chief executive officer;

•	to make recommendations to our board of directors on the compensation of other executive officers and on incentive compensation and equity-based plans; and

•	to produce reports on executive compensation to be included in our public filings to the extent required by applicable securities laws or listing requirements.
      Nominating and Corporate Governance Committee. It is expected that our nominating and corporate governance committee will be comprised of Messrs. Dobson, Giffen and Slusky. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to identify individuals qualified for membership on our board of directors and to select, or recommend for selection, director nominees;

•	to develop and recommend to our board of directors a set of corporate governance principles; and

•	to oversee the evaluation of our board of directors and management.
Disclosure Policy
      Our board of directors will adopt and periodically review and update our written corporate disclosure policy. This policy will, among other things:

•	articulate legal obligations with respect to confidential corporate information;

•	identify spokespersons who are the persons authorized to communicate with third parties such as analysts, media and investors;

•	provide guidelines on the disclosure of forward-looking information;

•	establish procedures for reviewing disclosure, prohibiting selective disclosure of material information and addressing inadvertent disclosure; and

•	establish periods prior to the disclosure of certain financial information and material changes during which trading in our common shares by insiders is prohibited.
Director and Executive Officer Compensation

Compensation of Directors
      Initial cash compensation for our directors who are not also employed by us or our subsidiaries will be $25,000 per director per year. A director who serves as Chair of a committee will receive an additional $15,000 per year. Directors will also be reimbursed for out-of-pocket expenses for attending board and committee meetings.
      We expect that following this offering each new non-employee director that joins our board will receive options to purchase 12,809 common shares at an exercise price equal to the fair market value of those shares on the date of grant. These options vest as to 25% on the first anniversary of the date of grant and as to an additional 25% each year thereafter in quarterly installments. Upon the occurrence of a significant event (such as a change in control), as defined under the 2006 equity incentive plan described below, all options or other equity awards held by members of our board of directors under the plan shall immediately vest.
      See “Certain Relationships and Related Party Transactions” for information regarding additional stock options granted to members of our board of directors.

Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation
      The following table sets forth a summary of compensation earned during the fiscal year ended November 30, 2005 by our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated executive officers (the “Named Executive Officers”).
Summary Compensation Table

	Annual Compensation		Long Term Compensation

Name And			Securities Underlying	All Other
Principal Position	Salary	Bonus	Options Granted	Compensation

Amish Mehta(1)
Former Chief Executive Officer	$262,500	$223,125	—	$—
David Dobson(2)
Chief Executive Officer	140,754	203,500	413,971	—
Douglas McCollam
Chief Financial Officer	203,500	183,150	8,540	—
Randy Eisenbach
Chief Operating Officer	260,000	97,500	61,910	—
Amanda Bedborough(3)
Executive Vice President, International Operations	398,805	85,937	44,831	104,772
Jacqueline Maartense(4)
Executive Vice President, Global Marketing	244,200	61,538	34,157	—

(1)	Mr. Mehta served as our interim Chief Executive Officer from November 2003 to June 2005.
(2)	Mr. Dobson joined us in June 2005. For Mr. Dobson’s annual compensation information see “Management—Employment Agreements.”
(3)	Ms. Bedborough’s salary includes $29,018 of auto allowance payments and other compensation includes $19,532 of retirement plan payments and $85,240 of insurance premiums.
(4)	Ms. Maartense resigned her executive officer position in January 2006.
Option Grants In the Last Fiscal Year
      The following table sets forth information regarding options for the purchase of shares granted during the fiscal year ended November 30, 2005 to the Named Executive Officers.

	Number of	% of Total
	Securities	Options		Value of
	Underlying	Granted to	Exercise Price	Securities
	Options	Employees in	Per Share	Underlying
Name	Granted(1)	Fiscal Year	($/Security)	Options(2)	Expiration Date

Amish Mehta	—	—	—	—	—
David Dobson	413,971	43.3	1.17	$6,553,161	June 27, 2015
Douglas McCollam	8,540	0.9	1.17	135,188	October 1, 2015
Randy Eisenbach	61,910	6.5	1.17	980,035	December 1, 2014
Amanda Bedborough	44,831	4.7	1.17	709,675	December 1, 2014
Jacqueline Maartense(3)	34,157	3.6	1.17	540,705	December 1, 2014

(1)	The options vest as to 25% on the first anniversary of the date of grant and as to an additional 25% each year thereafter in quarterly installments.
(2)	Values based on the difference between the exercise price per share and the midpoint of the public offering price range per share set forth on the cover page of this prospectus.
(3)	Ms. Maartense resigned her position in January 2006; however her options will continue to vest pursuant to the terms of their original vesting schedule in accordance with her transition agreement. See “— Employment and Transition Agreements.”

Options Held and Fiscal Year-End Option Values
      The following table shows the number of options to purchase common shares held by the Named Executive Officers. The value of unexercised in-the-money options of those persons has been based on an assumed initial public offering price of $17.00 per share.

	Unexercised		Value of Unexercised
	Options at		In-the-Money
	November 30, 2005		Options(1)

Name	Vested	Unvested	Vested	Unvested

Amish Mehta	—	—	—	—
David Dobson	79,379	334,592	$1,256,570	$5,296,591
Douglas McCollam	19,845	68,073	314,146	1,077,596
Randy Eisenbach	19,748	54,971	312,611	870,190
Amanda Bedborough	40,169	44,352	635,875	702,092
Jacqueline Maartense(2)	12,809	38,427	202,766	608,299

(1)	Values based on the difference between the exercise price per share and the midpoint of the public offering price range per share set forth on the cover page of this prospectus.
(2)	Ms. Maartense resigned her position in January 2006; however her options will continue to vest pursuant to the terms of their original vesting schedule in accordance with her transition agreement. See “— Employment and Transition Agreements.”
Share Option and Other Compensation Plans

Equity Incentive Plan
      Our equity incentive plan was adopted by our board of directors and approved by our shareholders in February 2006. Our equity incentive plan provides for the grant of options to our employees and employees of our subsidiaries, and restricted shares, share appreciation rights, restricted share units, performance share units, deferred share units, phantom shares and other share-based awards to our employees, consultants and directors, and employees, consultants and directors of our subsidiaries and affiliates. Options granted to our U.S. employees may be incentive stock options or non-qualified options for U.S. Federal income tax purposes
      Share Reserve. A total of 2,850,000 common shares are authorized for issuance under the equity incentive plan. Of these shares, no more than 500,000 may be issued upon exercise of incentive stock options under the plan and no more than 700,000 may be issued as restricted shares. Appropriate adjustments will be made to the number of authorized shares under our equity incentive plan and to the shares subject to outstanding awards in the event of any reorganization, recapitalization, share split, dividend or other change in our capital structure in order to account for the changed circumstances.
      Shares subject to awards under the equity incentive plan that lapse, expire, terminate, or are forfeited or settled in cash, and shares surrendered to us as payment of exercise price, withholdings tax, or as part of an award exchange program, will again become available for grants under the equity incentive plan. Common shares used to satisfy awards under the plan may be authorized and unissued shares, or shares acquired by us on the open market.
      No more than 500,000 common shares may be subject to the total awards granted under this equity incentive plan to any individual participant in a given calendar year.
      Administration of Awards. Our board of directors, or a committee of directors appointed by our board, will administer our equity incentive plan. The board or committee of directors will include the appropriate number of outside directors with the appropriate qualifications in the case of awards intended to satisfy the independence or other requirements of exceptions under U.S. Internal Revenue Code Section 162(m) for performance-based compensation, Rule 16b-3 under the Securities Exchange Act of 1934, or any applicable exchange or quotation system rules. The board or committee has the power and discretionary authority to determine the terms and conditions of the awards, including the individuals who will receive awards, the term of awards, the exercise price, the number of shares subject to each award, the limitations or restrictions on vesting and exercisability of awards, the acceleration of vesting or the waiver of forfeiture or other restrictions on awards, the form of consideration payable on exercise, whether awards will be adjusted for dividend equivalents and the timing of grants. The board or committee also has the power to modify, amend or adjust the terms and conditions of outstanding awards, to implement an award exchange program, to create other share-based awards for issuance under the equity incentive plan, to arrange for financing by broker-dealers (including payment by us of commissions), to establish award exercise procedures (including “cashless exercise”) and to establish procedures for payment of withholding tax obligations with cash or shares.
      Stock options. The committee may grant options that are, in the case of U.S. recipients, intended to qualify as incentive stock options for U.S. federal income tax purposes or non-qualified options. The committee will determine the exercise price of options granted under our equity incentive plan, but except as required by law of a foreign jurisdiction or due to a merger or other corporate transaction, the exercise price of an option may not be less than 100% of fair market value of our common shares on the date the option is granted. For incentive stock options granted to any participant who owns at least 10% of the voting power of all classes of our understanding share, the option award must not have a term longer than five years and must have an exercise price that is at least 110% of fair market value of our common shares on the date of grant. No options may be granted for a term longer than 10 years. Options may be exercised as provided in the applicable award agreement. Generally, when a participant is terminated by us for good cause, or a participant voluntarily resigns, outstanding unvested options granted under the equity incentive plan will be forfeited immediately. For other terminations of employment, vested options generally remain exercisable for three months after termination, except they generally remain exercisable for twelve months after death. Specific provisions of a written employment agreement may provide for different treatment. However, an option granted under our equity incentive plan is never exercisable after its term expires.
      Share Appreciation Rights. Share appreciation rights (SARs) may be granted in conjunction with a related option, as tandem SARs, or separately as free-standing SARs. SARs generally allow the participant to receive the appreciation on the fair market value of our common shares between the date of grant and the exercise date, for the number of shares with respect to which the SAR is being exercised. Tandem SARs are generally exercisable based on certain terms and conditions of the underlying options, although the committee may grant tandem SARs with a base price that is higher than the underlying option price. Free-standing SARs are granted with a base price not less than 100% of the fair market value of our common shares on the date of grant and are subject to terms and conditions as determined by the board or the committee. The board or the committee may provide that SARs be payable in cash, in common shares, or a combination of both, and subject to any limitations or other conditions as it deems appropriate. SARs may be payable on a deferred basis only to the extent provided for in the participant’s award agreement.
      Restricted Shares. Restricted share awards are common shares that vest in accordance with restrictions that are determined by the board or the committee. The board or the committee has the discretion to determine the individuals who will receive a restricted share award, the number of shares granted, when the shares will be paid to the participant, whether the participant will have the right to vote the restricted shares or receive dividend amounts, whether the shares will be issued at the beginning or the end of a restricted period and any other terms and conditions with respect to vesting, deferral, payment options and other award characteristics as it deems appropriate. The committee may also provide that the participant may be granted a cash award that is payable upon the vesting of the restricted shares. Generally, unless our board or the committee decides otherwise, upon a participant’s termination of employment for any reason, restricted shares that have not vested are immediately forfeited to us. When a participant terminates employment for disability, death, retirement, early retirement or other special circumstances, the committee may waive the forfeiture requirement and other restrictions on the shares. Specific provisions of a written employment agreement may provide for different treatment.
      Restricted Share Units. Restricted share unit awards may consist of grants of rights to receive common shares or the value of common shares or a combination of both, which may vest in installments or on a deferred basis.

      Performance Share Units. Performance share units are awards of restricted share units that will result in the delivery of common shares or a payment of the value of common shares to a participant only if performance goals established by the board or the committee are achieved or the awards otherwise vest. The board or the committee will establish, in its discretion, performance goals, which will determine the number of performance share units and the value of common shares, if any, to be paid out to participants. The board or the committee will also set time periods during which the performance goals must be met. The performance goals may be based upon the achievement of corporation-wide, divisional or individual goals, or any other basis as determined by the board or the committee. The board or the committee will determine whether payment for performance share units will be made in cash, common shares or a combination of both. The initial value of performance share units will be established by the committee by the date of grant and will be set at an amount equal to the fair market value of our common shares on the date of grant. The committee may modify the performance goals as necessary to align them with our corporate objectives only if there has been a material change in our business, operations or capital or corporate structure.
      Deferred Share Units. Deferred share unit awards are awards similar to awards of restricted share units except that such awards may not be redeemed for common shares or for the value of common shares until the participant has ceased to hold all offices, employment and directorships with us and our affiliates.
      Other Share-Based Awards. The board or the committee may create other forms of awards in addition to the specific awards described in our equity incentive plan which may be granted alone or in tandem with other awards under the plan. The board or the committee has complete authority to determine the persons to whom and the time or times at which such other share-based awards will be granted, the number of common shares, if any, to be granted, whether the value of the awards will be based on shares or cash, and any other terms and conditions.
      Effect of a Significant Event. In the event of a significant event as defined in our equity incentive plan, and unless otherwise provided in an award agreement or a written employment contract between our company and a plan participant, our board of directors may provide that the successor corporation will assume each award or replace it with a substitute award, or the awards will become exercisable or vested in whole or in part upon written notice, or the awards will be surrendered for a cash payment, or any combination of the foregoing will occur. Upon a significant event, all options granted to members of our board of directors shall immediately vest. If a participant in the equity incentive plan is entitled to receive payments that would qualify as excess “parachute payments” under Section 280G of the U.S. Internal Revenue Code, those payments may be reduced so that the participant is not subject to the excise tax under Section 4999 of the U.S. Internal Revenue Code if such a reduction would result in the participant’s receiving a greater after-tax payment.
      Under the plan, and unless otherwise defined in an award agreement or a written employment agreement between us and a plan participant which governs (and subject to certain exceptions described in the plan), a significant event means:

•	a person or group of persons (other than Vector Capital and its affiliates) becomes the beneficial owner of securities constituting 50% or more of voting power;

•	50% of our current board of directors (including any successors approved by 50% of our current board) cease to constitute 50% of the board;

•	a merger, consolidation, amalgamation or arrangement (or a similar transaction) involving us occurs, unless after the event, 50% or more of the voting power of the combined company is beneficially owned by stockholders who owned all of our common shares immediately before the event; or

•	our shareholders approve a plan of complete liquidation or winding-up of our company, or the sale or disposition of all or substantially all our assets (other than a transfer to an affiliate).
      Transferability. Awards under our equity incentive plan generally are not transferable other than by will or by the laws of descent of distribution or as expressly permitted by the board. Except as noted, only the participant may exercise an award.

      Section 162(m) Provisions. Awards to any participant whom the committee determines to be a “covered employee” under Section 162(m) of the U.S. Internal Revenue Code may be subject to restrictions, including the establishment of performance goals, as necessary for the award to meet the requirements for performance-based compensation.
      Additional Provisions. Our equity incentive plan will automatically terminate in 2016 unless we elect to terminate it sooner. In addition, our board of directors has the right to amend, suspend or terminate the plan at any time provided that such action does not impair any award previously granted under the plan. We will not be responsible if awards under the equity incentive plan result in penalties to a participant under Section 409A of the U.S. Internal Revenue Code. Amendments to the plan will be submitted for shareholder approval to the extent required by applicable law.

Prior Incentive Plans
      Effective December 1, 2003, we adopted a share option and phantom share unit plan (which we refer to as our prior plan). Our prior plan provided for the grant of units, options and phantom shares to our employees, officers and consultants.
      As of February 28, 2006, there were units with respect to 1,409,091 common shares outstanding under the prior plan and no separate options or phantom shares outstanding. Each unit consists of a stock option that enables the holder to acquire a fixed number of common shares at a stated exercise price and a phantom share unit in respect of the same number of shares as the option, with the same stated exercise price. Upon exercise of the stock option portion of the unit, we will issue common shares to the holder. Upon exercise of the phantom share unit portion of the unit, we may pay the holder an amount of cash equal to the fair market value of the common shares underlying the phantom share unit, less the exercise price, or we may deliver common shares with a fair market value equal to such amount of cash. In addition, in the case of a stock option exercise, we may effect a net settlement, in which we deliver the number of common shares equal in value to the fair market value of the common shares underlying the option, less the exercise price. A holder may not exercise both the stock option component of the unit and the phantom share unit component. When a holder exercises either the stock option component or the phantom share unit component, the other component is no longer exercisable. After this offering, no additional units, options or phantom share units will be granted under our prior plan, but the outstanding units granted under our prior plan will remain outstanding in accordance with their terms.
      Appropriate adjustments will be made under our prior plan to the number of shares subject to outstanding awards in the event of any future reorganization, recapitalization, share split, dividend or other change in our capital structure in order to account for the changed circumstances.
      Units granted under the prior plan generally vest as to 25% on the first anniversary of the date of grant and as to an additional 25% each year after such anniversary in quarterly installments.
Options To Purchase Securities
      The following chart sets forth information as of March 31, 2006 regarding outstanding units granted under our 2003 share option and phantom share unit plan. As of March 31, 2006, there were no outstanding awards under our 2006 equity incentive plan.

		Common Shares			Weighted
	Fiscal Year	underlying Units			Average
Category	of grant	Granted		Exercised	Exercise Price

All executive officers
and past executive officers	2004	109,443		—	$1.17
	2005	664,173		4,270	$1.17
	2006	—		—	—

		773,616		4,270

All directors and past directors
who are not also executive officers	2004	79,378		—	$1.17
	2005	51,237		—	$1.17
	2006	25,618		—	$15.69

		156,233		—

All other employees
or past employees	2004	312,439		—	$1.17
	2005	220,977		—	$1.17
	2005	17,640		—	$13.82
	2006	33,599		—	$15.84

		584,655		—

All consultants	2004	546		—	$1.17
	2005	1,368		—	$1.17
	2006	—		—	—

		1,914		—

Total		1,516,418	(1)	4,270

(1)	Of the total units granted in respect of 1,516,418 underlying common shares, units in respect of 100,068 underlying common shares were forfeited, terminated or otherwise cancelled prior to March 31, 2006.
Employment and Transition Agreements
      David Dobson. In June 2005, we entered into an employment agreement with David Dobson, our Chief Executive Officer. He currently receives an annual base salary of C$415,000 ($355,613 based on the exchange rate in effect as of the close of business on March 31, 2006) with an annual target bonus of 100% of the base salary based on meeting financial targets set by our board or compensation committee. If we terminate his employment without cause, we are obligated to continue paying his salary for 18 months, pay to him his annual target bonus of 100% of his base salary prorated for the portion of the year prior to the termination date and continue to make contributions in respect of Mr. Dobson to our executive group benefit plan for 18 months. In the event there is a change of control and we terminate Mr. Dobson’s employment for any reason other than for cause or he resigns for any reason within six months of the change of control, his share-based awards become fully exercisable on the earlier of the date of termination or the six—month anniversary of the change of control. We have made loans to Mr. Dobson. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions.”
      Douglas McCollam. In December 2003, we entered into an employment agreement with Douglas McCollam, our Chief Financial Officer and a member of our Board of Directors. He currently receives an annual base salary of C$250,000 ($214,225 based on the exchange rate in effect as of the close of business on March 31, 2006), with an annual target bonus of 100% of the base salary based on meeting financial targets set by our board or compensation committee. If we terminate his employment without cause, we are obligated to pay to him a lump sum of one month of his then current base salary per year of service, up to a maximum of three months.
      Randy Eisenbach. In May 2005, we entered into an employment agreement with Randy Eisenbach, our Chief Operating Officer. He currently receives an annual base salary of $260,000, with an annual target bonus of $130,000 based on meeting targets set by our board or compensation committee each year. If we terminate his employment without cause or upon his death or disability while employed by us, we are obligated to pay to him a lump sum of six months of his then current base salary, maintain his benefits and pay his accommodation and travel expenses for six months.
      Amanda Bedborough. In January 2003, we entered into an employment agreement with Amanda Bedborough, our Executive Vice President, International Operations. She currently receives an annual base salary of £140,000, with an annual target bonus of £95,000 ($243,501 and $165,233, respectively, based on the exchange rate in effect as of the close of business on March 31, 2006) based on meeting targets set by our board or compensation committee each year. In addition, she may be eligible for a target bonus at the sole discretion of our board of directors. If we terminate her employment without cause, we are obligated to pay to her up to 18 months of her base salary and maintain her benefits for up to 18 months. In the event there is a change of control and we terminate Ms. Bedborough’s employment during the period beginning one month before and ending six months after the change of control, she is entitled to receive 18 months written notice. In lieu of notice, we may elect to pay her up to 18 months of her base salary and maintain her benefits for up to 18 months.
      Jacqueline Maartense. In January 2006, we entered into a transition agreement with Jacqueline Maartense, our Executive Vice President of Global Marketing. Under the agreement, Ms. Maartense resigned from her executive office effective as of January 2006. Ms. Maartense will continue to be an unsalaried employee of ours through June 8, 2007, and her options will continue to vest in accordance with the term of their original vesting schedule through that date and will be exercisable for 90 days thereafter. Promptly following June 8, 2007, Ms. Maartense will receive a severance payment of C$367,000 ($314,482 based on the exchange rate in effect as of the close of business on March 31, 2006).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Relationship with Vector Capital
      Equity Ownership. In March 2003, an affiliate of Vector Capital acquired 22,890,000 of our Series A preferred shares, which represented a minority interest. Later that year Vector Capital initiated a transaction to take our company private by offering to purchase all of our outstanding shares for $1.05 per share. In August 2003, our acquisition by Vector Capital was completed. Our shares ceased trading on Nasdaq and the TSX on August 28, 2003 and September 2, 2003, respectively. In connection with this transaction, Vector Capital engaged a third party consulting firm to conduct due diligence and prepare a report. We purchased this report from Vector Capital for $500,000.
      Immediately following the offering, Vector Capital will own 17,657,614 of our common shares, or 72.1% of our common shares outstanding (or 69.1% assuming the over-allotment is exercised in full). In the twelve months ended November 30, 2003, we advanced $69.8 million of our funds, which were used to fund a portion of the purchase price of our acquisition by Vector Capital. In addition, in respect of its equity ownership, we paid distributions of $4.1 million, $41.0 million and $83.1 million during 2003, 2004 and 2005, respectively.
      Loans and Credit Support. In connection with the completion of the going private transaction, Vector Capital loaned us $17.0 million pursuant to two non-interest bearing promissory notes that we repaid in fiscal 2004. In connection with our existing credit facility, affiliates of Vector Capital have granted a security interest in their equity in Corel in favor of Credit Suisse First Boston, as collateral agent pursuant to a pledge agreement.
      Board Representation. Alexander Slusky, Managing Partner of Vector Capital, is currently a member of our board of directors and will serve on our compensation and audit committees. Amish Mehta, a partner at Vector Capital, served as our interim President and Chief Executive Officer from November 2003 to June 2005 and will serve on our board of directors and our compensation committee. As consideration for serving as an executive officer, Mr. Mehta was paid $450,000 and $486,000 for 2004 and 2005, respectively.
      Expense Reimbursements. In connection with certain transaction advisory work performed on our behalf we paid Vector Capital transaction fees and reimbursements for expenses of $750,000, $250,000, $2.4 million and $30,000 in 2003, 2004, 2005 and 2006 (through February 28, 2006), respectively. In addition, in connection with transaction advisory work performed on behalf of WinZip, WinZip paid Vector Capital advisory fees and reimbursements for expenses of $919,000 in fiscal 2005.
      Advisory Services Expense Reimbursement Agreement. Vector Capital may perform financial and strategic advisory and consulting services for us in the future, although they are not obligated to do so. We have entered into an advisory services agreement with Vector Capital pursuant to which they will be reimbursed by us for disbursements and reasonable out-of-pocket expenses incurred in connection with performing any advisory and consulting services at our request.
      These reimbursement payments are expected to be approximately $150,000 per year. Reimbursable expenses in excess of $250,000 in any fiscal year must be approved by the independent members of our audit committee prior to reimbursement. We have agreed to indemnify Vector Capital against any claims associated with the performance of its advisory and consulting services in accordance with the terms of the agreement. The agreement is terminable by us or Vector Capital at any time upon 90 days prior notice.
WinZip Acquisition
      In February 2006, we agreed to acquire all of the outstanding securities of WinZip, a provider of compression utility software, from Vector Capital concurrently with the closing of the offering, to complement our productivity software. The purchase price for the acquisition will be 4,322,587 of our common shares. In addition, we have agreed to repay on closing of the acquisition all of the outstanding bank debt of WinZip, which, as of February 28, 2006, totaled $19.2 million. We will grant options to purchase 74,680 of our common shares under our 2006 equity incentive plan in replacement for outstanding WinZip options. WinZip paid dividends totaling $12.0 million to Vector Capital in fiscal 2005 and paid a $7.5 million dividend to Vector Capital in March 2006.
      The purchase price for WinZip was determined, taking into account the respective historical and expected revenue and EBITDA contributions of us and WinZip, as well as an assumed valuation multiple of those contributions. The acquisition was negotiated in the context of entities under common control and therefore may not reflect economic or other terms that would result from an arm’s length transaction with an unaffiliated third party.
      The WinZip acquisition will be effected pursuant to an acquisition agreement between us and Vector Capital. The acquisition agreement contains customary covenants, representations and warranties. Generally, each party’s representations and warranties expire on the first anniversary of the closing date. However, Vector Capital’s representations as to its ownership and transfer of WinZip to us and certain tax matters and our representations as to the valid issuance of common shares in payment for WinZip will survive until the expiration of the applicable statutes of limitations. In addition to customary covenants, Vector Capital has agreed that, on closing, WinZip will have net debt of not more than $16.5 million. For these purposes, net debt will be equal to WinZip’s long-term debt less WinZip’s cash on hand and marketable securities.
      Under the acquisition agreement, we have agreed to indemnify Vector Capital, its directors, managers, officers, employees, representatives, agents, successors and assigns against damages incurred as a result of the breach or inaccuracy of any of our representations, covenants or agreements under the acquisition agreement. Vector Capital has agreed to indemnify us, WinZip, each of our/ WinZip’s affiliates and each of our/ WinZip’s respective directors, managers, officers, employees, representatives, agents, successors and assigns against damages incurred as a result of the breach or inaccuracy of any of Vector Capital’s representations, covenants or agreements under the acquisition agreement.
      Except with respect to Vector Capital’s indemnification obligations relating to its ownership and transfer of WinZip to us and certain tax matters and our indemnification obligations relating to the valid issuance of common shares in payment for WinZip, the indemnification obligations of each party are capped and are subject to a threshold. Except as described above, our indemnification obligations are capped at an amount equal to the dollar value of 93,239 of our common shares, based upon the initial public offering price, or $1,585,063 assuming the midpoint of the estimated price range set forth on the cover of this prospectus. Our indemnification obligations must be satisfied in cash. Vector Capital’s indemnification obligations generally must be satisfied by the return to us of up to 93,239 of our common shares, which represent a portion of the common shares issued to Vector Capital as consideration for the acquisition. Our sole remedy for a breach of the agreement by Vector Capital generally will be to recover all or a portion of these common shares. However, to the extent that Vector Capital is obligated to satisfy a claim in respect of its ownership and transfer of WinZip to us or certain tax matters, any amount of such claim in excess of the value of the indemnification shares held by Vector Capital at such time must be paid in cash. For purposes of this indemnity obligation, the indemnification shares will be valued at the initial public offering price per share, irrespective of the trading price of our common shares at the time any such indemnification payment obligation arises. Vector Capital has agreed not to transfer the indemnification shares for a period of one year from the closing date. To the extent that the threshold applies, neither party is obligated to make any indemnity payment or return of shares, respectively, unless and until the damages of the other exceed the threshold (and then the indemnifying party is liable for all damages, including those below the threshold).
Shareholder and Registration Rights
      Prior to the completion of this offering we will enter into a registration rights agreement with shareholders that will hold 17,992,427 common shares (representing 73.5% of our outstanding common shares immediately following this offering), pursuant to which the holders of a majority of those common shares will have the right to request that we file a registration statement with the SEC and applicable Canadian provincial securities authorities relating to the sale from time to time of those shares in the U.S. and Canada, and, if the holders of a majority of those shares so request, we will undertake an underwritten offering of those shares in the U.S. and Canada. We are not required, however, to effect any registration within 90 days after the effective date of a previous registration in which the holders of common shares were otherwise given the right to register the sale of their common shares. The existing shareholders will also have unlimited registration rights relating to the inclusion of their common shares on any registration statement filed by us on a form of registration statement that permits the inclusion of their common shares, subject to a reduction in the number of such common shares we are obligated to include if the lead underwriters participating in such transaction advise us that such reduction is necessary. The registration rights may not be exercised during the Underwriters’ lock-up period or during a period in which we advise the existing shareholders that the prospectus included in any such registration statement cannot be used for a limited period of time.
      We will agree to pay all costs and expenses in connection with each registration described above, except underwriting discounts and commissions applicable to the securities sold by the existing shareholders and to indemnify the existing shareholders against certain liabilities, including liabilities under the Securities Act of 1933 and Canadian provincial securities laws.
Other Related Party Transactions
      In June 2005, we agreed to lend David Dobson, our Chief Executive Officer, C$562,500 for the purposes of purchasing a home in Ontario, Canada. Interest accrued at the Royal Bank of Canada prime rate on C$250,000 of the amount borrowed. In June 2005, we granted units in respect of 413,971 common shares to Mr. Dobson at an exercise price of $1.17 per common share. A portion of these units representing the right to acquire 79,378 common shares vest upon the completion of this offering and the remainder vest over a four year period. Pursuant to the terms of Mr. Dobson’s employment agreement, in April 2006 we repurchased a portion of these units representing the right to acquire 11,348 common shares at a price of $18.83 per unit, or $213,676 in the aggregate. This amount was used to repay that portion of the loan described above that Mr. Dobson was obligated to repay under his employment agreement. Pursuant to the terms of his employment agreement, the remaining balance of such loan was forgiven by us in April 2006. In April 2006 we also agreed to repurchase units from Mr. Dobson representing the right to acquire 11,348 common shares at a price of $18.83 per unit, or $213,676 in the aggregate, such purchase being contingent upon, and to take effect immediately preceding, the completion of this offering. We agreed to repurchase the additional units from Mr. Dobson to help him defray additional expenses he incurred in connection with his relocation to Canada.
      In September 2005, we granted stock options to purchase 12,809 and 29,888 shares at an exercise price of $1.17 per share to Messrs. Cohen and Slusky, respectively. In January 2006, we granted options to purchase 12,809 common shares at an exercise price of $15.69 per share to each of Messrs. Giffen and Mehta.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common shares before and after giving effect to the completion of this offering including the vesting of certain options and the equity recapitalization described elsewhere in this prospectus and shows the number of shares and percentage of outstanding common shares owned by:

•	each person who is known by us to own beneficially 5% or more of our common shares;

•	each of the other selling shareholders;

•	each member of our board of directors;

•	each of the Named Executive Officers; and

•	all members of our board of directors and our executive officers as a group.
      Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in the case of the following table is March 31, 2006. Shares issuable pursuant to exercisable stock options are deemed to be outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. The percentage of beneficial ownership for the following table is based on 15,169,840 common shares outstanding, as of March 31, 2006 and 24,492,427 common shares outstanding after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option. Immediately prior to the closing of this offering, approximately 2.0% of the common shares will be held by residents of the United States and there will be 11 shareholders of record in the United States. We have only one class of equity securities outstanding and all holders of such class have the same rights, preferences and privileges. Our major shareholders do not have any voting rights that are different from the voting rights of shareholders generally. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

	Shares					Shares
	Beneficially					Beneficially
	Owned Before			Shares to be Sold		Owned After this
	this Offering			in this Offering		Offering

Name and Address of Beneficial Owner(1)	Number	%		Number		Number	%

Five Percent Shareholder:
Vector Capital(2)	19,105,235	98.0	% (11)	1,447,621	(2)	17,657,614	72.1	% (14)
Each Other Selling Shareholder:(3)
Robert Voit(4)	379,677	1.9	(12)	52,379	(4)	287,741	1.2	(15)
Executive Officers and Directors:
Alex Slusky(5)	19,122,314	98.1	(13)	1,447,621		17,674,693	72.1	(16)
David Dobson	79,379	*		—		79,379	*
Douglas McCollam(6)	39,689	*		—		39,689	*
Randy Eisenbach(7)	28,954	*		—		28,954	*
Jacqueline Maartense	16,011	*		—		16,011	*
Amanda Bedborough(8)	43,984	*		—		43,984	*
Amish Mehta(9)	—	*		—		—	*
Steven Cohen	—	*		—		—	*
J. Ian Giffen	—	*		—		—	*
All directors and executive officers as a group (12 persons)(10)	284,107	1.5		—		284,107	1.2

*	Less than 1%.

(1)	Except as otherwise indicated, the address for each beneficial owner is c/o Corel Corporation, 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7.

(2)	All of these shares are held, directly or indirectly by Corel Holdings, L.P., a Cayman Islands limited partnership. Corel Holdings, L.P. is the registered owner of 7,941,379 of these shares and is the only Vector Capital entity that is selling shares in this offering. Vector CC Holdings, SRL, a Barbados entity, is the registered owner of the remaining 6,841,269 of these shares. The sole general partner of Corel Holdings, L.P. is Vector Capital Partners II International Ltd., which is wholly owned by VCPII International, LLC. The managing member of VCPII International LLC is Alexander Slusky. The address for each of Vector CC Holdings, SRL, Vector CC Holdings III, SRL and Corel Holdings, L.P. is c/o Vector Capital, 456 Montgomery Street, 19th Floor, San Francisco, California 94104. In March 2003, pursuant to a purchase agreement by and between Vector Capital and Microsoft Licensing, Inc., a wholly owned subsidiary of Microsoft Corporation, Vector Capital acquired 22,890,000 of our then-existing Series A preferred shares, representing all of our issued and outstanding Series A preferred shares after all of our remaining Series A preferred shares were converted into common shares. Vector Capital subsequently converted 12,500,000 Series A preferred shares into 12,500,000 common shares, retaining 10,390,000 Series A preferred shares. In August 2003, pursuant to a shareholder and court-approved plan of arrangement, Vector Capital’s 12,500,000 common shares were converted into 43,750,000 common shares. Vector Capital acquired an additional 92,997,891 common shares and Vector Capital continued to hold 10,390,000 Series A preferred shares. Immediately after completion of the plan of arrangement in August 2003, Vector Capital held 136,747,891 common shares, which at that time represented all of our issued and outstanding common shares. On June 25, 2004, we created Class B common shares and our then-existing 136,747,891 common shares held by Vector Capital were re-designated as Class A common shares and were amended to be convertible into Class B common shares. On June 25, 2004, 92,997,891 Class A common shares held by Vector Capital were converted to Class B common shares, and Vector Capital continued to hold 43,750,000 Class A shares. In December 2005, all of Vector Capital’s Class A common shares and Class B common shares were converted on a one-for-one basis into a total of 136,747,891 newly created common shares, and all of Vector Capital’s Series A Preferred Shares were converted on a 3.5-for-1.0 basis into a total of 36,365,000 common shares. In March 2006, we effected a 1.0 for 11.7 reverse split of our common shares resulting in Vector Capital holding a total of 14,782,648 of our common shares. Also includes 4,322,587 common shares that will be issued as consideration for the acquisition of WinZip concurrently with the closing of this offering.

(3)	All shares held by other selling shareholders were acquired by such persons in our acquisition of Jasc.

(4)	Robert Voit, who served as Chairman of the board of directors of Jasc prior to our acquisition of Jasc, exercises sole voting control over 379,677 of our common shares pursuant to a Minority Shareholders Agreement dated as of October 25, 2004, which will terminate upon closing of this offering. Robert Voit is the sole beneficial owner of 340,120 of these common shares. Mr. Voit may also be deemed to be the beneficial owner of 34,012 common shares held of record by Laura J. Voit and 34,012 common shares held of record by Robert V. Voit GRAT. The remaining 39,557 common shares represent all of the common shares beneficially owned by Susan Dub, Harold Fagley, Joseph Fromm, Jonathan Ort and Kris Tufto. Mr. Voit disclaims beneficial ownership with respect to all such common shares, except to the extent of his pecuniary interest in them. Mr. Voit, Laura J. Voit and Robert V. Voit GRAT are selling 41,903, 5,238 and 5,238 common shares in this offering, respectively. Laura J. Voit and Robert V. Voit GRAT will each beneficially own 28,774 common shares immediately following this offering.

(5)	Includes 17,079 common shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2006 all of which are vested and 4,322,587 common shares that will be issued as consideration for the acquisition of WinZip concurrently with the closing of this offering. With respect to the remaining 14,782,648 shares, Mr. Slusky, a principal of Vector Capital, has voting and investment power over the common shares owned by Vector Capital and therefore beneficially owns the common shares held by Vector Capital. Mr. Slusky, however, disclaims beneficial ownership of these common shares, except to the extent of his pecuniary interest in them. The address for Mr. Slusky is c/o Vector Capital, 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

(6)	Consists of 39,689 common shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2006 all of which are vested.
(7)	Includes 24,684 common shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2006 all of which are vested.
(8)	Consists of 43,984 common shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2006 all of which are vested.
(9)	Mr. Mehta, a principal of Vector Capital, does not have voting or investment power over the common shares beneficially owned by Vector Capital. The address for Mr. Mehta is c/o Vector Capital, 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

(10)	Includes 279,837 common shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2006 all of which are vested.
(11)	91.1% on a fully-diluted basis. Our fully-diluted share capital consists of 15,169,840 common shares outstanding, 4,322,587 common shares issuable in the acquisition of WinZip, 1,412,080 common shares subject to outstanding options, and 74,680 common shares issuable upon the exercise of replacement stock options to be granted under our 2006 equity incentive plan to holders of options to purchase shares of WinZip common stock, each as of March 31, 2006.
(12)	1.8% on a fully diluted basis.
(13)	91.2% on a fully diluted basis.

(14)	68.0% on a fully diluted basis.

(15)	1.3% on a fully diluted basis.

(16)	68.0% on a fully diluted basis.

DESCRIPTION OF SHARE CAPITAL
General
      The following is a summary of the rights of our common shares and preferred shares as set forth in our articles of incorporation and corporate bylaws and certain related sections of the Canada Business Corporations Act, or CBCA. For more detailed information, please see our articles of incorporation and corporate bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. We were previously existing under the Business Corporations Act (Ontario) and continued under the CBCA in January, 2006.
      On December 1, 2005, through an amalgamation with a wholly owned subsidiary, we reorganized our share capital. Following the amalgamation, our share capital consists of an unlimited number of preferred shares, issuable in series, each without par value and an unlimited number of common shares, each without par value. All of the outstanding Series A preferred shares, Class A common shares and Class B common shares of the pre-amalgamated corporation were converted into common shares of the post-amalgamated corporation. In March 2006, we effected a 1.0 for 11.7 reverse split of our common shares.
      Immediately following the closing of this offering, assuming the offering size set forth on the cover of this prospectus, we expect to have issued and outstanding 24,492,427 common shares and no preferred shares. Immediately following the closing of this offering, we also expect to have outstanding vested and unvested options to purchase a total of 1,486,760 common shares.
Common Shares
      The holders of our common shares are entitled to one vote for each share held at any meeting of shareholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares are entitled to receive dividends as and when declared by our board of directors. Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets. There are no preemptive, redemption, purchase or conversion rights attaching to the common shares. Our common shares are issued in fully registered form. As of February 28, 2006 approximately 2.0% of the common shares were held by residents of the United States and there were 11 shareholders of record in the United States.
Preferred Shares
      Our preferred shares may be issued in one or more series. Our board of directors may amend our articles of incorporation to fix the authorized number of preferred shares in, and to determine the designation of the shares of, each series and to create, define and attach rights and restrictions to the shares of each series, subject to the rights and restrictions attached to our preferred shares as a class.
      Our preferred shares are entitled to preference over our common shares with respect to the payment of dividends and the distribution of our assets, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, and each series of preferred shares may also be given those preferences over our common shares and other series of preferred shares.
      Where we do not pay cumulative dividends in full with respect to a series of our preferred shares, the shares of all series of our preferred shares will participate ratably with respect to the accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. Where amounts payable are not paid in full on our winding-up, or on the occurrence of any other event as a result of which the holders of the shares of all series of our preferred shares are entitled to a return of capital, the shares of all series of our preferred shares will participate ratably in a return of capital in respect of our preferred shares as a class in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full.

      We may not create or issue any shares ranking senior to any outstanding series of our preferred shares with respect to the payment of dividends or the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, without first receiving the approval of that outstanding series of our preferred shares given by a resolution passed at a meeting by the affirmative vote of not less than two-thirds of the votes cast at that meeting.
      The holders of our preferred shares are not entitled as a class to receive notice of, to attend or to vote at any meetings of our shareholders, except as may be specifically provided pursuant to the rights and restrictions attaching to any series of our preferred shares. The rights and restrictions attached to our preferred shares as a class may be amended with, in addition to any approval that may then be prescribed by applicable law, the approval of the registered holders of the preferred shares given by a resolution passed at a meeting by the affirmative vote of not less than two-thirds of the votes cast at such meeting.
Limitations on Liability and Indemnification of Directors and Officers
      Under the CBCA, we may indemnify a current or former director or officer of the company or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with us or another entity.
      However, indemnification is prohibited under the CBCA unless the individual:

•	acted honestly and in good faith with a view to our best interests for which the individual acted as director or officer or in a similar capacity at our request;

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

•	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.
      The CBCA provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses incurred in connection with a proceeding referred to above.
      Our bylaws require us to indemnify, to the fullest extent permitted by the CBCA, each of our current or former directors or officers and each person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and their heirs and legal representatives.
      Our bylaws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and their heirs and legal representatives.
      We have entered into indemnity agreements with our directors and officers which provide, among other things, that we will indemnify him or her for expenses reasonably incurred by such individual in respect of a proceeding in which such individual is or may be joined as a party or is or may be liable for or in respect of penalty by reason of such individual being or having been a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.
      At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.
Other Important Provisions of Our Articles of Incorporation
      The following is a summary of certain other important provisions of our articles of incorporation and certain related sections of the CBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles of incorporation which are included as an exhibit to the registration statement of which this prospectus is a part.
Stated Objects or Purposes
      Our articles of incorporation do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.
Directors
      Power to vote on matters in which a director is materially interested. The CBCA states that, a director must disclose, in accordance with the provisions of the CBCA, the nature and extent of an interest the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction or has a material interest in a party to the contract or transaction.
      A director who holds a disclosable interest in respect of any contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

•	relates primarily to the director’s remuneration as a director, officer, employee or agent of us or an affiliate;

•	is for indemnity or insurance otherwise permitted under the CBCA; or

•	is with an affiliate.
      Directors’ power to determine the compensation of directors. The CBCA provides that the remuneration of our directors, if any, may be determined by our directors subject to the articles of incorporation and bylaws or, if our directors so decide, by our shareholders. That remuneration may be in addition to any salary or other remuneration paid to any of our officers or employees who are also directors.
      Retirement or non-retirement of directors under an age limit requirement. Neither our articles of incorporation nor the CBCA impose any mandatory age-related retirement or non-retirement requirement for our directors.
      Number of shares required to be owned by a director. Neither our articles of incorporation nor the CBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office.
Action Necessary to Change the Rights of Holders of Our Shares
      Our shareholders can authorize the alteration of our articles of incorporation to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of those class or series to which the right or special right is attached consent by a special separate resolution. A special resolution means a resolution passed by: (a) a majority of not less than 2/3 of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a general meeting, or (b) a resolution consented to in writing by all of the shareholders holding the applicable class or series of shares.
Shareholder Meetings
      We must hold an annual general meeting of our shareholders at least once every calendar year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in Canada, or provided the shareholders agree, anywhere outside of Canada.

      Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than five percent of our issued voting shares may also cause our directors to hold a general meeting.
      A notice convening a general meeting, specifying the date, time, and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be given to shareholders not less than 21 days prior to the meeting, although, as a result of applicable securities rules, the time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities rules are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.
      A quorum for general meetings is one person present and being, or representing by proxy, shareholders holding in the aggregate not less than 20% of the issued shares entitled to be voted at the meeting. If within half an hour from the time set for a general meeting, a quorum is not present, the meeting, if convened by requisition of shareholders, will be dissolved; but otherwise it will stand adjourned to the same day in the next week at the same time and place without any requirement to give notice of the adjourned to meeting to shareholders. If at the adjourned meeting a quorum is not present within half an hour from the time set for the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.
      Holders of our common shares are entitled to attend general meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, attend or vote at any meetings of our shareholders. Our directors, our president (if any), our secretary (if any), our assistant secretary (if any), our auditor and any other persons invited by our directors are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.
Change of Control
      Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.
Shareholder Ownership Disclosure
      Although applicable securities laws regarding shareholder ownership by certain persons require certain disclosure, our articles of incorporation do not provide for any ownership threshold above which shareholder ownership must be disclosed.
Ownership and Exchange Controls
      Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada, or Commissioner, to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, substantially reduce or prevent competition in any market in Canada.
      This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he or she does not intend to challenge the acquisition.

      There is no limitation imposed by Canadian law or our articles of incorporation on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act, or Investment Act.
      The Investment Act requires any person that is not a “Canadian” as defined in the Investment Act, referred to in this discussion as a “non-Canadian,” who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Act, the acquisition of control of us (either through the acquisition of our common shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization, or WTO, member country investor, including U.S. investors, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2006 is C$265 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Act to reflect changes in Canadian gross domestic product. For non-WTO member investors, the corresponding threshold is C$5 million.
      The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

•	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•	acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.
      There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.
Listing
      Our common shares have been approved for quotation on the Nasdaq National Market under the symbol “CREL” and we have received conditional approval to list our common shares on the Toronto Stock Exchange under the symbol “CRE” subject to our fulfilling all requirements of the TSX, including distribution to a minimum number of public shareholders.
Transfer Agent and Registrar
      CIBC Mellon Trust Company, located in Toronto, Ontario and Mellon Financial Services LLC, located in Jersey City, New Jersey are co-transfer agents and registrars for our common shares.

SHARES ELIGIBLE FOR FUTURE SALE
      Future sales or the availability for sale of substantial amounts of our common shares in the public market could adversely affect prevailing market prices of our common shares and could impair our ability to raise capital through future sales of our securities. Upon completion of this offering, 24,492,427 common shares will be outstanding, of which 6,500,000 will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, unless held by our “affiliates,” as that term is defined in Rule 144 under the U.S. Securities Act. Upon completion of this offering, our existing shareholders will own 17,992,427 common shares representing an aggregate 73.5% ownership interest in us after the offering (or 17,767,427 common shares representing a 70.4% aggregate ownership interest in us, assuming the underwriters exercise their over-allotment option in full).
      If permitted under our new credit facility, we may issue common shares from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of common shares that we may issue may in turn be significant. In addition, we may also issue common shares in an acquisition pursuant to a registration statement or grant registration rights covering common shares issued in connection with any other acquisitions and investments.
Benefit Plan Shares
      Following the completion of this offering, we intend to file one or more registration statements under the U.S. Securities Act to register the common shares issuable under our 2003 Share Option and Phantom Unit Plan and our 2006 equity incentive plan. As a result, all common shares acquired in connection with our equity incentive plans will be freely tradable under the U.S. Securities Act, unless they are held by our affiliates, in which case resales could be effected as permitted by Rule 144 or pursuant to a resale registration statement.
Lock-Up Arrangements
      We, our executive officers, directors, certain option holders and the selling shareholders have agreed to a 180-day “lock-up,” subject to certain exceptions, with respect to substantially all of the issued and issuable common shares, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities, which we may issue or they may own prior to this offering or purchase in or after this offering, as the case may be. This means that for a period of 180 days, subject to extension in certain circumstances, following the date of the final prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that we file a registration statement related to any of these securities without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, subject to important exceptions described under “Underwriters”.
      Notwithstanding anything contained in the lock-up agreements, we may grant new options under our equity incentive plan, issue and sell our common shares upon the exercise of options outstanding at the time of the pricing of this offering and issue and sell common shares in connection with acquisitions, provided that the aggregate fair market value of such shares does not exceed $75.0 million, measured at the time of such acquisition, and the recipients agree to the restrictions in the lock-up agreements.
Shareholder and Registration Rights Agreement
      Certain of our shareholders will have registration rights for their common shares for resale in some circumstances. See “Related Party Transactions—Shareholder and Registration Rights Agreement.”
Rule 144
      In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned our common shares for a period of at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

•	1% of the then outstanding common shares; and

•	the average weekly trading volume in the common shares on Nasdaq during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.
      Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.
      Taking into account the lock-up agreements, the number of shares that will be available for sale in the U.S. public market under the provisions of Rule 144 will be as follows:

	Number of Shares
	Eligible for Sale in
Days after Date of This Prospectus	U.S. Public Market	Comment

Upon Effectiveness	6,500,000	Shares sold in this offering
90 Days	37,856	Shares eligible for sale under Rule 144
180 Days	13,631,984	Lock-up expires; shares eligible for sale under Rule 144
365 Days	4,322,587	Shares acquired by Vector Capital as consideration for the WinZip acquisition; eligible for sale under Rule 144
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      This section summarizes the material United States federal income tax consequences to “U.S. Holders” (as defined below) of the ownership and disposition of our common shares, subject to the limitations in this prospectus. This section assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for United States federal income tax purposes. Since we are expected to be a “controlled foreign corporation” for United States federal income tax purposes immediately following this offering, this section also assumes that you are not a “United States shareholder” of ours (i.e., a United States person who owns 10 percent or more of the total combined power of all classes of our stock entitled to vote) within the meaning of Section 951(b) of the Code. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Furthermore, this section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with all United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10 percent or more of our common shares, persons that hold common shares as part of a straddle or a hedging, constructive sale, synthetic security, conversion or other integrated transaction, pass-through entities (e.g., partnerships), persons whose functional currency is not the United States dollar, expatriates or former long-term residents of the United States, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, or regulated investment companies.
      If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their tax advisors.
      This section is based on the Code, existing and proposed Treasury regulations thereunder, published rulings, court decisions and administrative interpretations, all as currently in effect. These laws are subject to change, repeal or revocation possibly on a retroactive basis so as to result in United States federal income tax consequences different from those discussed below.
      For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of common shares and you are for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
      This summary does not discuss United States federal income tax consequences to any beneficial owner of common shares that is not a U.S. Holder.
Taxation of Dividends
      Subject to the passive foreign investment company rules discussed below, you must include in your gross income as ordinary income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this dividend. We do not maintain calculations of our earnings and profits for United States federal income tax purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from the distributions, will be treated as a non-taxable return of capital to the extent of your adjusted basis in the common shares and as a capital gain to the extent it exceeds your adjusted basis. If you are a non-corporate U.S. Holder, dividends you receive in taxable years beginning before January 1, 2009, generally will be taxable at a rate of 15 percent, provided certain holding period and other requirements are satisfied. These requirements include (a) that we not be classified as a passive foreign investment company, and (b) that you not treat the dividend as “investment income” for purposes of the investment interest deduction rules. U.S. Holders should consult their own tax advisors regarding the application of these rules.
      If you are entitled to benefits under the Canada-United States Income Tax Convention, dividends you receive with respect to common shares generally will be subject to Canadian withholding tax at the rate of 15 percent. Our dividends generally will be treated as foreign source income for foreign tax credit limitation purposes. Accordingly, any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.
Taxation of Dispositions
      Subject to the passive foreign investment company rules discussed below, gain or loss you realize on the sale or other disposition of your common shares will generally be capital gain or loss for United States federal income tax purposes, and will be long-term capital gain or loss if you held your common shares for more than one year. The amount of gain or loss will be equal to the difference between the United States dollar value of the amount that you realize and your adjusted tax basis, determined in United States dollars, in your common shares. Your adjusted tax basis in our common shares will generally be the cost to you of such shares. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations
      If during any taxable year, 75 percent or more of our gross income consists of certain types of “passive” income, or if the average value (or, in the first year in which we are publicly traded, the average tax basis) during a taxable year of our “passive assets” (generally, assets that produce passive income or are held for the production of passive income) is 50 percent or more of the average value of all of our assets, we will be classified as a “passive foreign investment company”, or “PFIC” for such year and for all succeeding years.
      No assurance can be given that we are not a passive foreign investment company or will not be a passive foreign investment company in the future.
      If we are classified as a passive foreign investment company, you may be subject to increased tax liability and an interest charge in respect of gain you realize on the sale or other disposition of your common shares and on the receipt of certain “excess distributions.” Other adverse U.S. tax consequences may also apply. The adverse consequences resulting from our being classified as a PFIC can be mitigated in some cases if you are eligible for and timely make a valid election to treat us as a “qualified electing fund” (a “QEF election”) (in which case you would be required to include in income on a current basis your pro rata share of our ordinary income and net capital gains, but not losses). However, in order for you to be able to make the QEF election, we would have to provide you with certain information. We do not expect to provide the required information.
      As another alternative to the foregoing rules, if we are determined to be a PFIC, you may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of your common shares for that year or a deduction for any decrease in value (but only to the extent of previous mark-to-market gains, but not less). However, if at any time our common shares cease to qualify as “marketable stock” you will no longer be able to make this election. There is no assurance that our shares will continue to qualify as marketable stock.

      U.S. Holders should consult their own tax advisors with respect to the passive foreign investment company issue and its potential application to their particular situation.
Information Reporting and Backup Withholding
      If you are a non-corporate U.S. Holder, information reporting requirements on Internal Revenue Service Form 1099 generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of common shares effected at a United States office of a broker.
unless you come within certain categories of exempt recipients.
      Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:

•	fail to provide an accurate taxpayer identification number,

•	are notified by the Internal Revenue Service (“IRS”) that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

•	in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.
      A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.
      If backup withholding applies to you, 28 percent of the gross amount of any payments to you with respect to our common shares will be withheld and paid over to the IRS. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is furnished to the IRS. You should consult your tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
      This section summarizes the material Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by a holder, or a U.S. Holder (a) who, at all relevant times and for the purposes of the Income Tax Act (Canada), or the Tax Act, is not resident in Canada, deals at arm’s length and is not affiliated with us, holds the common shares as capital property and does not use or hold and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, at all relevant times and for the purposes of the Canada-United States Income Tax Convention, or the Treaty, is a resident of the United States, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. The common shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions, or others.
      This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. It has been assumed that the Proposed Amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative practice, although no assurance can be given in these respects. The summary does not take into account provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.
      This summary is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.
Taxation of Dividends
      Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares by us to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder that is the beneficial owner of the dividends is generally limited to 15% of the gross dividend.
Disposition of Common Shares
      A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless such share is “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act, and even then only if the U.S. Holder is not entitled to relief under the Treaty.
      A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60-month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom common shares represent taxable Canadian property, by reason of the Treaty, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived principally from real property situated in Canada, and that no tax would be payable under the Tax Act on a capital gain realized today by a U.S. Holder on a disposition of common shares.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., Piper Jaffray & Co., CIBC World Markets Corp. and Canaccord Adams Inc. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them the number of common shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
CIBC World Markets Corp.
Canaccord Adams Inc.

Total	6,500,000

      The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of any material and adverse change in the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subject to the terms and provisions of the underwriting agreement, the underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option (described below).
      This offering is being made concurrently in the United States and in all of the provinces of Canada. The common shares will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian registered broker-dealer affiliates. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada.
      The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that represents a concession not in excess of $          a share under the public offering price. The common shares are being offered in the United States in U.S. dollars and in Canada in Canadian dollars, at the same offering price and underwriting discounts and commissions per common share, calculated based on the noon buying rate on the date of the underwriting agreement as quoted by the Federal Reserve Bank of New York. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.
      We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 975,000 additional common shares (750,000 common shares from us and 225,000 common shares from the selling shareholders) at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

      The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling shareholders assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase 975,000 additional shares from us and the selling shareholders.

Total

	Per	No	Full
	Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
Selling shareholders	$	$	$
Proceeds before expenses to us	$	$	$
Proceeds before expenses to the selling shareholders	$	$	$
      The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $5.4 million, which includes legal, accounting, printing and translation costs and various other fees associated with registration and listing of the common shares.
      Our common shares have been approved for quotation on the Nasdaq National Market under the symbol “CREL” and we have received conditional approval to list our common shares on the Toronto Stock Exchange under the symbol “CRE” subject to our fulfilling all requirements of the TSX, including distribution to a minimum number of public shareholders.
      We, all of our directors and officers and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, neither we nor they will during the period ending 180 days after the date of the final prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or file any registration statement with the SEC relating to the offering of, any common shares or any securities convertible into or exercisable or exchangeable for our common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, each selling shareholder has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of the final prospectus, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.
      The 180-day restrictions described in the immediately preceding paragraph do not apply to: (a) the sale of common shares to the underwriters; (b) the issuance by us of common shares upon the exercise of options or the conversion of securities outstanding on the date of the final prospectus and disclosed in the final prospectus; (c) transactions by shareholders relating to common shares or other securities acquired in open market transactions after the completion of this offering; (d) grants by us of options to purchase common shares pursuant to employee or management stock option, incentive or other plans or arrangements described in this prospectus; (e) offers, sales, contracts to sell, the issuance of or the registration of common shares as consideration for one or more acquisitions, provided that (i) each acquirer of such common shares agrees to be subject to a lockup agreement in substantially the same form as agreed to by us and (ii) the aggregate fair market value of common shares issued or agreed to be issued in all such acquisitions (measured as of the close of trading on the trading day immediately preceeding the date of the applicable acquisition agreement) does not exceed $75.0 million; (f) transfers of common shares or any security convertible into common shares as a bona fide gift or gifts; (g) distributions of common shares or any security convertible into common shares to limited partners or shareholders of the selling shareholders; (h) transactions effected in accordance with the equity recapitalization of the company described in this prospectus; (i) tenders of common shares made in response to a bona fide third party take-over bid made to all holders of common shares or similar acquisition transaction; or (j) any transfer to an immediate family member or an entity of which the transferor or an immediate family member of the transferor is the sole beneficiary; provided, that in the case of any transfer or distribution pursuant to clause (f), (g) or (j), each donee, distributee or transferee agrees in writing to be bound by the transfer restrictions described above and no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common shares or other securities acquired in such transfer or distribution.
      The 180 day restricted period described above will be extended if:

•	during the last 17 days of the 180 day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      In order to facilitate the offering of our common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our common shares in the open market to stabilize the price of the common shares.
      In accordance with policy statements of the provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase the shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may overallot or effect transactions that stabilize or maintain the market price of the shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market, the Toronto Stock Exchange, in the over the counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act and applicable securities laws in the provinces of Canada.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell to online brokerage account holders.
Pricing of the Offering
      Prior to this offering, there has been no public market for the common shares. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and future prospects of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.
      The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.
Relationships
      Morgan Stanley is the lead arranger and book running manager of our new credit facility. Certain of the underwriters and their affiliates have performed investment banking services for us and our affiliates from time to time for which they received their customary fees and expenses. The underwriters may, from time to time, engage in transactions and perform services for us, our subsidiaries or our affiliates in the ordinary course of their business.
LEGAL MATTERS
      The validity of the issuance of the common shares will be passed upon for us by Torys LLP, Ontario. Certain legal matters relating to this offering will be passed upon for the underwriters by Fenwick & West LLP, California and Osler, Hoskin & Harcourt LLP, Ontario. James C. Baillie, a partner in the Toronto office of Torys LLP, also served as Chairman of our board of directors from August 2000 to August 2003.
EXPERTS
      Our combined consolidated financial statements and financial statement schedule as of November 30, 2005 and our consolidated financial statements as of November 30, 2004 included in this prospectus have been so included in reliance on the report of the Canadian firm of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm given as experts in accounting and auditing.
      The financial statements of WinZip as of January 17, 2005, November 30, 2004 and 2003 included in this prospectus have been so included in reliance on the report of the U.S. firm of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm, as experts in accounting and auditing.
      The consolidated financial statements of Jasc as of December 31, 2002 and 2003 included in this prospectus have been so included in reliance on the report of Ernst & Young LLP, independent registered public accounting firm, given on the authority of said firm, as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form F-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. As a result of the effectiveness of the registration statement, we are subject to the informational reporting requirements of the Securities and Exchange Act of 1934, as amended and, under that Act, we will file reports and other information with the SEC. You may read and copy the registration statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. We will also be subject to the informational requirements of the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial securities commissions. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
      Corel Corporation is existing under the federal laws of Canada. Many of our directors and officers and certain of the experts named elsewhere in this prospectus are residents of Canada. A substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to enforce a U.S. judgment in Canada or other non-U.S. jurisdictions or to succeed in a lawsuit in a non-U.S. jurisdiction based only on violations of U.S. securities laws.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

COREL CORPORATION
Report of Independent Registered Public Accounting Firm	F-2
Combined Consolidated Balance Sheet for Corel Corporation as of November 30, 2005 and Consolidated Balance Sheet as of November 30, 2004	F-3
 Combined Consolidated Statement of Operations for Corel Corporation for the year ended November 30, 2005 and Consolidated Statements of Operations for the year ended November 30, 2004 and for the period from December 1, 2002 through August 28, 2003 and for the period from August 29, 2003 through November 30, 2003
F-4
 Combined Consolidated Statement of Cash Flows for Corel Corporation for the year ended November 30, 2005 and Consolidated Statements of Cash Flows for the year ended November 30, 2004 and for the period from December 1, 2002 through August 28, 2003 and for the period from August 29, 2003 through November 30, 2003
F-6
 Combined Consolidated Statement of Changes in Shareholders’ (Deficit) Equity for Corel Corporation for the year ended November 30, 2005 and Consolidated Statements of Changes in Shareholders’ (Deficit) Equity for the year ended November 30, 2004 and for the period from December 1, 2002 through August 28, 2003 and for the period from August 29, 2003 through November 30, 2003
F-7
Notes to Consolidated Statements	F-8
WINZIP COMPUTING, INC.
Report of Independent Auditors	F-39
Balance Sheets for WinZip Computing, Inc. as of January 17, 2005, November 30, 2004 and 2003	F-40
Statements of Operations for WinZip Computing, Inc. for the period from December 1, 2004 through January 17, 2005 and for the years ended November 30, 2004 and 2003	F-41
Statements of Cash Flows for WinZip Computing, Inc. for the period from December 1, 2004 through January 17, 2005 and for the years ended November 30, 2004 and 2003	F-42
Statements of Changes in Shareholder’s Deficit for WinZip Computing, Inc. for the period from December 1, 2004 through January 17, 2005 and for the years ended November 30, 2004 and 2003	F-43
Notes to Financial Statements	F-44
JASC SOFTWARE, INC.
Report of Independent Registered Public Accounting Firm	F-50
Balance Sheets for Jasc Software, Inc. as of December 31, 2003 and 2002	F-51
Statements of Income for Jasc Software, Inc. for the years ended December 31, 2003 and 2002	F-53
Statements of Changes in Shareholders’ Equity for Jasc Software, Inc. for the years ended December 31, 2003 and 2002	F-54
Statements of Cash Flows for Jasc Software, Inc. for the years ended December 31, 2003 and 2002	F-55
Notes to Financial Statements	F-56
Unaudited Interim Financial Statements for Jasc Software, Inc.
Balance Sheets for Jasc Software, Inc. as of September 30, 2004 and December 31, 2003	F-61
Statements of Operations for Jasc Software, Inc. for the nine months ended September 30, 2004 and 2003	F-62
Statements of Cash Flows for Jasc Software, Inc. for the nine months ended September 30, 2004 and 2003	F-63
Statements of Changes in Shareholders’ Equity for Jasc Software, Inc. for the nine months ended September 30, 2004 and for the year ended December 31, 2003	F-64
Notes to Unaudited Interim Financial Statements	F-65
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
Compilation Report on Pro Forma Combined Condensed Statement of Operations	F-67
Corel Corporation Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended November 30, 2005	F-69
Notes to Unaudited Pro Forma Combined Condensed Financial Statements	F-70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors of Corel Corporation:
      We have audited the accompanying combined consolidated balance sheet of Corel Corporation as of November 30, 2005 and the consolidated balance sheet as of November 30, 2004 and the combined consolidated statements of operations, cash flows, and changes in shareholders’ (deficit) equity for the year ended November 30, 2005, and the consolidated statements of operations, cash flows and changes in shareholders’ (deficit) equity for the year ended November 30, 2004, and for the period from December 1, 2002 through August 28, 2003, and for the period from August 29, 2003 through November 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended November 30, 2005 and 2004, and for the period from December 1, 2002 through August 28, 2003, and for the period from August 29, 2003 through November 30, 2003 in accordance with accounting principles generally accepted in the United States of America.
      As discussed in Note 2 to the consolidated financial statements, effective August 29, 2003, the Company applied push-down accounting to the acquisition of the Company by Vector Capital and effective December 1, 2003, the Company changed its method of computing stock-based compensation by adopting SFAS 123R “Share-based Payments (revised 2004)”.
/s/  PricewaterhouseCoopers LLP
March 7, 2006, (except as to notes 2, 12 which are as of March 31, 2006 and note 18 which is as of April 25, 2006.)
Ottawa, Canada

COREL CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

		As of November 30,

	Note	2005	2004

		(Combined)
Assets
Current assets:
Cash and cash equivalents		$20,746	$11,557
Restricted cash	2	966	2,158
Short term investments		—	10,231
Accounts receivable
Trade, net	3	19,342	19,034
Due from related parties	4	667	—
Other		311	443
Inventory	5	726	1,338
Deferred tax assets	11	592	—
Prepaids and other current assets		2,343	1,478

Total current assets		45,693	46,239
Investments	6	334	393
Capital assets	7	3,532	3,246
Intangible assets	7, 8	52,397	51,875
Goodwill	8, 9	9,850	4,960
Deferred income tax assets	11	284	—
Deferred financing and other long-term assets	2	8,746	2,075

Total assets		$120,836	$108,788

Liabilities and shareholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued liabilities	10	$30,152	$25,204
Due to Parent	4	334	338
Income taxes payable		10,773	6,890
Deferred revenue	2	11,755	8,625
Operating line of credit		—	2,500
Current portion of promissory note	12	1,170	—
Current portion of term loans payable	12	15,764	22,099

Total current liabilities		69,948	65,656
Deferred revenue	2	2,085	1,395
Term loans payable	12	132,965	40,200
Promissory note	12	1,072	—

Total liabilities		206,070	107,251

Commitments and contingencies	13
Shareholders’ (deficit) equity
Share capital:
Class A Common Shares (par value: none; authorized: unlimited; issued and outstanding:
3,740 and 3,736 shares, respectively; convertible to Class B Common Shares)	2,14	(42,229)	(9,097)
Class B Common Shares (par value: none; authorized: unlimited; issued and outstanding: 8,321 shares)	2,14	(34,184)	(34,184)
Preferred Shares (par value: none; authorized: unlimited; issued and outstanding: 3,105 shares, convertible to Class A Common Shares)	2,14	2,600	52,600
WinZip Common Shares (par value: $1; authorized: 50; issued and outstanding: 20 and nil, respectively)	14	20	—
Additional paid-in capital	14	7,427	225
Accumulated other comprehensive income	6	85	58
Deficit		(18,953)	(8,065)

Total shareholders’ (deficit) equity		(85,234)	1,537

Total liabilities and shareholders’ (deficit) equity		$120,836	$108,788

See Accompanying Notes to the Consolidated Financial Statements

COREL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

		Owned by Vector Capital
							Predecessor

		Year Ended			August 29, 2003
		November 30,			to		December 1, 2002
					November 30,		to
	Note	2005	2004		2003		August 28, 2003

		(Combined)
Revenues
Product		$148,308		$97,724		$21,027		$76,309
Maintenance and services		15,736		13,968		2,779		9,077

Total revenues		164,044		111,692		23,806		85,386

Cost of revenues
Cost of product		18,461		14,215		3,434		16,560
Cost of maintenance and services		1,154		1,085		388		1,063
Amortization of intangible assets		26,139		16,547		4,132		5,661

Total cost of revenues		45,754		31,847		7,954		23,284

Gross margin		118,290		79,845		15,852		62,102

Operating expenses
Sales and marketing		54,056		38,508		13,620		45,465
Research and development		23,538		14,550		4,629		16,342
General and administration		19,851		14,876		5,587		26,408
Other operating expense		3,125		—		—		—
Restructuring	15	834		3,520		1,138		—

Total operating expenses		101,404		71,454		24,974		88,215

Income (loss) from operations		16,886		8,391		(9,122)		(26,113)

Other expenses (income)
Loss on debt retirement		3,937		—		—		—
Interest income		(178)		(1,485)		(19)		(1,383)
Interest expense		12,786		2,709		225		—
Impairment (gain on disposal) of investments		(125)		(729)		—		7,448
Amortization of deferred financing fees		1,756		407		24		—
Other non-operating expense (income)		1,172		(1,033)		(635)		(1,530)

Income (loss) before undernoted		(2,462)		8,522		(8,717)		(30,648)
Income tax expense (recovery)	11	6,291		7,315		555		(3,895)
Share of loss of equity investments		—		—		—		1,142

Net income (loss)		$(8,753)		$1,207		$(9,272)		$(27,895)

Other comprehensive income
Unrealized gains on securities	6	99		33		25		249
Realized gain on sale of securities	6	(72)		—		—		—

Other comprehensive income		27		33		25		249

Comprehensive income (loss)		$(8,726)		$1,240		$(9,247)		$(27,646)

Net income (loss) per share:	16
Basic
Class A		$(2.40)		$0.08		$(0.87)		$(0.30)
Class B		$(2.40)		$0.08	$	N/A	$	N/A
WinZip common		$136.90	$	N/A	$	N/A	$	N/A
Fully diluted
Class A		$(2.40)		$0.08		$(0.87)		$(0.30)
Class B		$(2.40)		$0.08	$	N/A	$	N/A
WinZip common		$136.90	$	N/A	$	N/A	$	N/A
Pro forma (unaudited)	18
Basic		$(0.45)
Diluted		$(0.45)
See Accompanying Notes to the Consolidated Financial Statements

		Owned by Vector Capital
							Predecessor

		Year Ended			August 29, 2003
		November 30,			to		December 1, 2002
					November 30,		to
	Note	2005	2004		2003		August 28, 2003

		(Combined)
Income (loss) applicable to shareholders:	16
Class A
Distributed earnings to class		$21,018		$22,709		$3,275		$—
Loss allocable to class		$(29,991)		$(22,040)		$(13,418)		$(27,895)
Class B
Distributed earnings to class		$46,800		$9,663	$	N/A	$	N/A
Loss allocable to class		$(66,781)		$(9,378)	$	N/A	$	N/A
WinZip common
Distributed earnings to class		$12,000	$	N/A	$	N/A	$	N/A
Loss allocable to class		$(9,262)	$	N/A	$	N/A	$	N/A
Weighted average number of shares:	16
Shares used in basic per share amounts
Class A		3,737		8,218		11,677		91,853
Class B		8,321		3,497		N/A		N/A
WinZip common		20		N/A		N/A		N/A
Shares used in fully diluted per share amounts
Class A		3,737		8,218		11,677		91,853
Class B		8,321		3,497		N/A		N/A
WinZip common		20		N/A		N/A		N/A
Shares used in pro forma amounts (unaudited)	18
Basic		19,486
Diluted		19,486
See Accompanying Notes to the Consolidated Financial Statements

COREL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Owned by Vector Capital			Predecessor

	Year Ended
	November 30,		August 29, 2003	December 1, 2002
			to	to
	2005	2004	November 30, 2003	August 28, 2003

	(Combined)
Cash flow from operating activities
Net income (loss)	$(8,753)	$1,207	$(9,272)	$(27,895)
Depreciation and amortization	1,490	2,483	927	4,361
Amortization of deferred financing fees	1,756	407	24	—
Amortization of intangible assets	26,139	16,547	4,132	5,661
Stock-based compensation	1,731	225	—	—
Other non-cash charges	2,242	—	—	—
Accrued interest	913	—	—	—
Provision for bad debts	529	(93)	326	755
Deferred income taxes	830	5,178	237	(139)
Unrealized foreign exchange loss (gain) on forward exchange contracts	263	(27)	22	(162)
(Gain) loss on disposal of fixed assets	(20)	3	—	67
Loss on early retirement of debt	3,937	—	—	—
Share of loss on equity method investments, net of tax	—	—	—	1,142
Impairment (gain on disposal) of investments	(125)	(729)	—	7,448
Change in operating assets and liabilities
Accounts receivable	1,130	(972)	5,852	(2,364)
Due from related parties	(667)	—	—	—
Inventory	613	208	(150)	28
Prepaids and other current assets	(2,405)	113	2,613	(1,071)
Accounts payable and accrued liabilities	2,961	(3,936)	(103)	(457)
Taxes payable	3,969	720	427	(27)
Due to Parent	378	—	—	—
Deferred revenue	3,548	2,184	3,636	1,861
Predecessor legal settlement and tax refund	—	8,994	—	—

Cash flow provided by (used in) operating activities	40,459	32,512	8,671	(10,792)

Cash flow from financing activities
Restricted cash	1,257	(327)	37	(309)
(Repayment) utilization of operating line of credit	(2,500)	2,500	(78)	—
Proceeds from subordinated debt	—	—	16,973	—
Repayment of subordinated debt	—	(16,973)	—	—
Proceeds from term loan	153,000	67,500	10,000	—
Repayments of term loan	(68,575)	(15,123)	—	—
Repayment of acquisition loan	(15,000)	—	—	—
Payments on deferred purchase price	(750)	—	—	—
Financing fees incurred	(8,708)	(1,954)	(552)	—
Proceeds from issuance of common shares	5	—	—	69
Repurchase of common shares	—	—	(69,750)	—
Paid up capital distribution	(83,146)	(40,952)	(4,146)	—
Dividends	(14,135)	—	—	—

Cash flow used in financing activities	(38,552)	(5,329)	(47,516)	(240)

Cash flow from investing activities
Proceeds on disposal of assets	20	1,983	—	33
Proceeds on disposal of investments	125	730	—	—
Redemption of (purchase of) short-term investments	9,987	(3,994)	43,134	7,825
Acquisition of Jasc	(898)	(32,250)	—	—
Purchase of long lived assets	(1,933)	(568)	—	(1,440)

Cash flow provided by (used in) investing activities	7,301	(34,099)	43,134	6,418

Effect of exchange rate changes on cash and cash equivalents	(19)	(22)	(16)	(38)
Increase (decrease) in cash and cash equivalents	9,189	(6,938)	4,273	(4,652)
Cash and cash equivalents, beginning of period	11,557	18,495	14,222	18,874

Cash and cash equivalents, end of period	$20,746	$11,557	$18,495	$14,222

Supplemental disclosures:
Cash paid for interest	11,808	2,709	225	—
Cash paid (recovered) for income taxes	1,561	(4,500)	66	(4,278)
Share consideration on acquisition of Jasc, increasing goodwill	—	2,445	—	—
Effects of applying push-down accounting on net assets	—	—	57,338	—
See Accompanying Notes to the Consolidated Financial Statements

COREL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
(in thousands of U.S. dollars, except per share data)

						Accumulated		Total
	Common		Preferred			Other	Retained	Shareholders’
					Contributed	Comprehensive	Earnings	(Deficit)
	Shares	Amount	Shares	Amount	Surplus	Income	(Deficit)	Equity

Predecessor

Balances at November 30, 2002	91,818	$274,445	24,000	$130,679	$4,990	$—	$(319,109)	$91,005
Total comprehensive income (loss)	—	—	—	—	—	249	(27,895)	(27,646)
Issuance of common shares pursuant to stock options	70	69	—	—	—	—	—	69
Transfer to contributed surplus	—	(182,617)	—	(82,679)	265,296	—	—	—
Balance of Microsoft accrual	—	—	—	—	955	—	—	955
Conversion of Series A Preferred to Common	13,610	27,220	(13,610)	(27,220)	—	—	—	—

Balances at August 28, 2003	105,498	$119,117	10,390	$20,780	$271,241	$249	$(347,004)	$64,383
Acquisition by Vector Capital	—	(75,514)	—	—	(271,241)	(249)	347,004	—
Converted to Vector Capital equity	(105,498)	(43,603)	(10,390)	(20,780)	—	—	—	(64,383)

Balances at August 29, 2003	—	$—	—	$—	$—	$—	$—	$—

									Accumulated			Total
	Class A Common		Class B Common		Preferred		WinZip Common		Other	Additional	Retained	Shareholders’
									Comprehensive	Paid-In	Earnings	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Income	Capital	(Deficit)	Equity

Owned by Vector Capital
Converted from Predecessor equity	19,618	$43,603	—	$—	3,105	$20,780	—	$—	$—	$—	$—	$64,383
Repurchase of shares	(7,941)	(69,750)	—	—	—	—	—	—	—	—	—	(69,750)
Comprehensive revaluation of assets	—	19,675	—	—	—	37,664	—	—	—	—	—	57,339
Paid up capital distribution	—	(4,146)	—	—	—	—	—	—	—	—	—	(4,146)
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	25	—	(9,272)	(9,247)

Balances at November 30, 2003	11,677	$(10,618)	—	$—	3,105	$58,444	—	$—	$25	$—	$(9,272)	$38,579
Total comprehensive income	—	—	—	—	—	—	—	—	33	—	1,207	1,240
Converted to Class B common shares	(7,941)	7,901	7,941	(7,901)	—	—	—	—	—	—	—	—
Paid up capital distribution	—	(6,380)	—	(28,728)	—	(5,844)	—	—	—	—	—	(40,952)
Issued on Jasc acquisition	—	—	380	2,445	—	—	—	—	—	—	—	2,445
Stock-based compensation	—	—	—	—	—	—	—	—	—	225	—	225

Balances at November 30, 2004	3,736	$(9,097)	8,321	$(34,184)	3,105	$52,600	—	$—	$58	$225	$(8,065)	$1,537
WinZip equity as of January 18, 2005	—	—	—	—	—	—	20	20	—	17,480	—	17,500
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	27	—	(8,753)	(8,726)
WinZip dividends paid	—	—	—	—	—	—	—	—	—	(12,000)	—	(12,000)
Corel dividends paid	—	—	—	—	—	—	—	—	—	—	(2,135)	(2,135)
Paid up capital distribution	—	(33,146)	—	—	—	(50,000)	—	—	—	—	—	(83,146)
Units exercised	4	14	—	—	—	—	—	—	—	(9)	—	5
Stock-based compensation	—	—	—	—	—	—	—	—	—	1,731	—	1,731

Balances at November 30, 2005 (combined)	3,740	$(42,229)	8,321	$(34,184)	3,105	$2,600	20	$20	$85	$7,427	$(18,953)	$(85,234)

See Accompanying Notes to the Consolidated Financial Statements

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars, unless otherwise stated)

1.	Nature of Operations
      Founded in 1985, Corel Corporation (“Corel” or the “Company”) is a global packaged software company with products for the productivity and graphics and digital imaging markets. At November 30, 2005, the Company’s products include WordPerfect Office Suite, CorelDRAW Graphics Suite and Corel Paint Shop Pro. With the combination of WinZip described below, the Company’s products will also include WinZip’s compression utility software. Corel distributes its products through relationships with equipment manufacturers, through its e-Store and through a global network of resellers and retail vendors.

2.	Summary of Significant Accounting Policies

Basis of presentation
      The consolidated financial statements have been prepared in United States (US) dollars and in accordance with accounting principles generally accepted in the United States (“US GAAP”). Corel was acquired by Vector Capital (“Vector Capital”), a venture capital company based in California, on August 28, 2003. Corel accounted for this transaction by allocating the purchase price paid by Vector Capital to Corel’s net assets (“push-down accounting”). Because of the application of push-down accounting, the consolidated financial statements for the periods ended prior to August 29, 2003 (Predecessor) are not comparable to the consolidated financial statements for the periods ended after August 28, 2003 (owned by Vector Capital).
      The Company has agreed to purchase Cayman Ltd. HoldCo (“WinZip”) from Vector Capital contemporaneously with the completion of a public offering. WinZip is a provider of compression utility software. If completed, this is a transaction between entities under common control. Because of this, and the Company’s agreement to acquire WinZip, the Company has combined its financial statements with WinZip’s effective January 18, 2005 (the date Vector Capital purchased WinZip) to November 30, 2005. On January 18, 2005, push-down accounting was applied by WinZip and consequently WinZip revalued its balance sheet to reflect the fair market value of its assets and liabilities with a corresponding increase to goodwill. The assets and liabilities of WinZip have been reflected at their carrying amounts immediately after the application of push-down accounting (note 8).
      The consolidated financial statements presented herein reflect the combined financial position of the Company and WinZip at November 30, 2005 (combined). The combined financial statements for 2005 reflect the results of operations of WinZip from January 18, 2005 to November 30, 2005. The consolidated financial statements reflect the financial position of the Company at November 30, 2004. In addition, the financial statements include the results of operations, changes in shareholders’ equity (deficit) and cash flows for fiscal 2005 (combined) and 2004 and for the periods August 29, 2003 to November 30, 2003, and December 1, 2002 to August 28, 2003.
      On March 31, 2006, the Company executed a 1.0 for 11.7 reverse split of its share capital. Accordingly, all of the share, per share, and share option data appearing in the consolidated financial statements and notes therein, in the periods owned by Vector Capital, have been adjusted to reflect the impact of the reverse split.

Basis of consolidation
      The consolidated financial statements for fiscal 2005 include the accounts of Corel and its wholly-owned subsidiaries together with WinZip and all of its wholly-owned subsidiaries (as described above). The consolidated financial statements for all other periods include the accounts of Corel and its wholly-owned subsidiaries but exclude WinZip. All material intercompany transactions and balances have been eliminated.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Corel follows the equity method of accounting for investments in other companies where it holds 20% or more, but less than 50%, of the outstanding voting shares and/or has the ability to exert significant influence. Under the equity method, the Company records its initial investment at cost and records its pro rata share of earnings or losses of equity investments in its results of operations until the net book value of the investment is reduced to $nil.

Business combinations
      Corel accounts for business combinations in accordance with SFAS No. 141, “Business Combinations”, (“SFAS 141”). SFAS 141 generally requires business combinations to be accounted for using the purchase method of accounting, and includes specific criteria for recording intangible assets separate from goodwill. Net assets of the acquired company are recorded at their fair value at the date of acquisition. However, in accordance with SFAS 141, if completed, the Company would account for the acquisition of WinZip on an ‘as-if pooling’ basis from January 18, 2005, the date the Company and WinZip became under common control.
      Results of operations from acquired businesses are included in the financial statements of the Company from the date of acquisition or, in the case of WinZip, from the date WinZip and the Company came under common control.

Estimates and assumptions
      The preparation of these financial statements is in conformity with US GAAP and requires management to make certain estimates and assumptions that affect the reported amounts in the consolidated financial statements, and the disclosures made in the accompanying notes. Examples of estimates include the provisions for sales returns, bad debts, and estimates associated with annual goodwill impairment tests. We also use estimates in determining the remaining economic lives and carrying values of purchased intangible assets, equipment and other long-lived assets. In addition, we use assumptions when employing the Black-Scholes valuation model to estimate the fair value of units granted in applying SFAS No. 123R, “Share-based Payments (revised 2004)” (“SFAS 123(R)”). Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from these estimates.

Software revenue recognition
      The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants (“AICPA”), SOP 98-9, “Modification of 97-2, Software Recognition with Respect to Certain Transactions” and Staff Accounting Bulletin (“SAB”) No. 101 and No. 104 “Revenue Recognition in Financial Statements,” issued by the Securities and Exchange Commission (“SEC”).
      The Company records revenue when persuasive evidence of an arrangement exists, there are no significant uncertainties surrounding product acceptance, the fees are fixed or determinable and collection is considered probable.
      The Company’s application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (“VSOE”) of fair value exists for those elements. The Company’s VSOE is based on the associated price when the elements are sold separately. Some customers receive certain elements of the Company’s products over a period of time. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements and the fair value of the respective elements could materially affect the amount of earned and unearned revenue.
      The Company sells maintenance contracts that include the right to unspecified upgrades of software licenses on a when-and-if-available basis and customer support. Sales of maintenance contracts are considered

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
post contract support and the fees are deferred and recognized as revenue ratably over the term of the maintenance arrangement, which is generally 12 or 24 months. Deferred revenue is not contingent upon any specific delivery of product since upgrades are only provided when-and-if-available.
      The Company recognizes revenues from the sale of our packaged software when legal title transfers, which is generally when the product ships or, in the case of certain agreements, when products are delivered to retailers. The Company sells some of its products on consignment to resellers and retailers and recognizes revenue for these consignment transactions only when the end-user sale has occurred.
      At the time of contract signing, the Company assesses whether the fee associated with the revenue transactions is fixed or determinable based on the payment terms associated with the transaction and considers the fee to be fixed or determinable if it is due within the Company’s normal payment terms, which are generally 30 to 90 days from invoice date.
      The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not reasonably assured, management defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Allowance for product returns and rebate programs
      The Company reduces product revenues from distributors and retailers for estimated returns based on historical returns experience and other factors, such as the volume and price mix of products in the retail channel, return rates for prior releases of the product, trends in retailer inventory and economic trends that might impact customer demand for our products (including the competitive environment and the timing of new releases of our product). The Company also reduces product revenue for the estimated redemption of rebates on certain current product sales. The Company estimates provisions for distributor and retailer sales incentive rebates based on distributors and retailers actual performance against the terms and conditions of rebate programs. The Company estimates and provides for end user rebates based on the terms and conditions of the specific promotional rebate program, actual sales during the promotion, the amount of redemptions received and historical redemption trends by product and by type of promotional program.

Allowance for doubtful accounts
      The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company regularly reviews the accounts receivable and management uses its judgment to assess the collectibility of specific accounts. As part of the review, management considers historical bad debts, changes in customer payments and current economic trends. Based on this assessment, an allowance is maintained that represents what is believed to be ultimately uncollectible from such customers.
      In the past, changes in these factors have resulted in adjustments to the allowance for doubtful accounts. These adjustments have been accounted for as changes in estimates, the effect of which have not been significant on the Company’s results of operations and financial condition. As these factors change, the estimates made by management will also change, which will impact the provision for doubtful accounts in the future. Specifically, if the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts may be required.

Other comprehensive income (loss)
      Other comprehensive income (loss) is the change in equity of a business enterprise from non-shareholder transactions affecting shareholders’ (deficit) equity that are not included in net income (loss) on the statement of operations and are reported as a separate component of shareholders’ (deficit) equity. Other comprehensive income (loss) includes any unrealized gains or losses on available-for-sale securities.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency translation
      The functional currency of the Company and its subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are re-measured to U.S. dollars using the exchange rates at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are re-measured in U.S. dollars using historical exchange rates. Revenues and expenses are re-measured using the actual exchange rates prevailing on the date of the transactions. Gains and losses resulting from re-measurement are recorded in the Company’s Consolidated Statement of Operations as a component of other non-operating expense (income).
      The effects of foreign currency transaction gains or losses are as follows:

	Owned by Vector Capital			Predecessor

	Year Ended
	November 30,		August 29, 2003	December 1, 2002
			to	to
	2005	2004	November 30, 2003	August 28, 2003

	(Combined)
Losses (gains) on foreign currency exchange	$933	$(1,212)	$(641)	$(1,530)

Cash and cash equivalents
      Cash includes cash equivalents, which are investments that are highly liquid and have terms to maturity of three months or less at the time of acquisition. Cash equivalents typically consist of commercial paper, term deposits and banker’s acceptances issued by major North American banks and corporate debt. Cash and cash equivalents are carried at cost, which approximates their fair value.

Restricted cash
      As of November 30, 2004 and 2005, approximately $1,000 and $500, respectively, represent deposits with financial institutions as compensating balances against certain short-term borrowing arrangements. Should the cash be reclaimed by the Company, the credit arrangements would no longer be available to the Company. An additional $300 and $150, respectively, is held in-trust at a law firm to pay legal fees and expenses of the former Board of Directors, as required by the Vector Capital acquisition agreement. Any unused funds will be returned to Corel in 2009. At November 30, 2004, approximately $840 was held by a property leasing company as a part of its leasing arrangements, all of which was returned to Corel in fiscal 2005. As of November 30, 2005, WinZip’s restricted cash is comprised of a $65 cash deposit for its leased premises, and $250 for the deferred purchase price payable to the previous owner of WinZip. Restricted cash is recorded at cost.

Short-term investments
      Short-term investments are investments that are generally held to maturity and have terms of greater than three months but less than a year at the balance sheet dates presented. Short-term investments typically consist of commercial paper, Government of Canada Treasury Bills and banker’s acceptances. Short-term investments are carried at cost plus accrued interest, which approximates their fair value. Corel also utilizes certain derivative financial instruments to enhance its ability to manage foreign currency exchange rate risk, which exists as part of its ongoing operations.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments
      Investments are made up of equity securities classified as available-for-sale and equities accounted for under the equity method. Available-for-sale securities do not qualify for accounting under the equity method because Corel’s ownership interest in such investees is less than 20% and the Company does not have the ability to exercise significant influence on the investees. Corel monitors these investments for impairment and reduces the carrying values when declines in their fair value are determined to be other-than-temporary.
      Under SFAS 115 - Accounting for Investment in Debt and Equity Securities (“SFAS 115”), all available-for-sale securities must be recorded at fair value. Any unrealized gains and losses are reported as a separate component of “accumulated other comprehensive income (loss)” within shareholders’ (deficit) equity. Realized gains and losses are included in other non-operating expense (income).

Concentration of credit risk
      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, forward exchange contracts and accounts receivable.
      Corel’s cash, cash equivalents and short-term investments are denominated predominantly in U.S. dollars. Cash and cash equivalent deposits with major North American financial institutions may exceed federally insured limits. The Company believes that the use of credit quality financial institutions minimizes the financial risk from non-performance.
      The primary objective of Corel with respect to short-term investments is security of principal. Corel manages its investment credit risk through a combination of the (i) selection of securities with an acceptable credit rating; (ii) selection of term to maturity, which in no event exceeds one year in length; and (iii) diversification of debt issuers. Corel has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to accounts receivable, but generally requires no collateral. Any significant receivable balances are with high credit quality organizations.
      The following customers comprise the major trade receivables outstanding:

	November 30, 2005		November 30, 2004

	Net	% of	Net	% of
	Receivable	Total	Receivable	Total

	(Combined)
Company A	$1,703	8.8%	$2,943	15.5%
Company B	1,456	7.5%	3,911	20.5%
Company C	147	0.8%	1,975	10.4%

Interest rate risk
      Corel’s exposure to interest rate risk relates primarily to its long-term debt, as the Company does not have significant investments earning interest income. The risk is associated with increases in the prime lending rate, as a significant portion of the debt has a floating rate of interest based on prime.
      Given the amount of debt that the Company has, if lending rates were to rise significantly, the resulting interest cost could materially affect the business. In connection with the current debt facility (note 12), in August 2005 the Company purchased an interest rate cap to August 2007 on $40,000 which reduces the Company’s interest rate exposure.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of financial instruments
      The carrying amounts for cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments.
      The Company determines the fair value of its operating line of credit and long-term debt based on market information and a review of prices and terms available at the fiscal year-end for similar obligations.
      The carrying amount of the operating line of credit and long-term debt also approximate fair value because there have been no material changes in the Company’s financial condition since its most recent financing and the operating line of credit and long-term debt bear interest at floating rates.

Forward exchange contracts
      Corel manages its financial exposure to certain foreign exchange fluctuations with the objective of minimizing the impact of foreign currency exchange movements on its operations.
      To meet this objective Corel enters into foreign exchange contracts from time to time for terms of less than twelve months. Contracts are with major Canadian chartered banks, and therefore non-performance by a counter party is considered unlikely. As of November 30, 2005 Corel did not have any U.S. dollar foreign exchange contracts. At November 30, 2004, Corel had U.S. dollar foreign exchange contracts with maturity dates from December 10, 2004 to October 3, 2005 to purchase a total of C$4,000.
      In accordance with the provisions of Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), Corel’s forward exchange contracts qualify as derivative instruments. These contracts are not designated as hedging instruments under SFAS 133. These contracts are marked-to-market at the end of each reporting period and resulting gains or losses are recorded in “other non-operating expense (income)” on the Company’s consolidated statement of operations. The Company does not use derivative instruments for trading purposes.

Interest rate caps
      The Company accounts for its interest rate caps as financial instruments when they qualify as such under SFAS 133. If the interest rate caps contain all of the elements of a derivative under SFAS 133, they are recorded at fair value on the balance sheet. Corel does not apply hedge accounting to its derivatives. As a result, all marked to market adjustments to the interest rate caps’ fair value are recognized in earnings in the period of change.

Inventory
      Inventory of product components is valued at the lower of average cost and replacement cost. Finished goods are valued at the lower of average cost and net realizable value.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets
      Long-lived assets are recorded at cost. Amortization of licenses commences with the market release of the associated software products and versions. Depreciation and amortization are calculated using the following rates and bases:

Capital assets
Furniture and fixtures	20-33.3% per year declining balance
Computer equipment—general	Three years straight line
Computer equipment— research and development	20-50% per year declining balance
Leasehold improvements	Straight line over the term of the lease
Intangible assets
Licenses	Intangible assets are amortized straight line over their useful lives, generally three to seven years
Acquired technologies	Straight line over the remaining economic life, generally estimated to be three to seven years
Tradenames	Straight line over estimated life of seven years
Customer relationships	Straight line over estimated life of four years
Non-competition agreement	Straight line over two years, the term of the agreement
      The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairments exist includes a comparison of estimated undiscounted future cash flows anticipated to be generated using the remaining life of the asset to the net carrying value of the asset. The amount of any impairment recognized is the difference between the carrying value and the fair value.

Goodwill
      Goodwill represents the excess of purchase price of acquired companies over estimated fair value of the net assets acquired. As required by SFAS No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”), the Company does not amortize goodwill, but instead tests goodwill for impairment at least annually and if necessary, would record any impairment in accordance with SFAS 142.
      The provisions of SFAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference is recorded. Corel has one reporting unit.

Software development costs
      The Company capitalizes internally developed software costs in accordance with SFAS No. 86, “Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). SFAS 86 requires product development costs to be charged to expense as incurred until technological feasibility is attained. The Company’s internally developed software costs include application and tools development, testing, translation and localization costs incurred in production of software to be licensed to customers. Technological feasibility is attained when the Company’s software has completed system testing and has been determined viable for its intended use. The time between the attainment of technological feasibility and completion of software development is traditionally short, and to date, such costs have not been material.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Accordingly, the Company did not capitalize any development costs in fiscal 2005 and 2004 and for the periods August 29, 2003 to November 30, 2003, and December 1, 2002 to August 28, 2003.
      The Company capitalizes software acquired through business combinations and technology purchases only if the related software under development has reached technological feasibility or if there are alternative future uses for the technology. The amortization expense is separately classified and disclosed as a component of cost of revenue.

Deferred financing charges
      Deferred financing charges arise when the Company arranges long-term debt financing and are amortized over the term of the associated debt using the effective interest rate method. In 2004, the Company renegotiated its term loans and in 2005, it entered into new debt facilities. During fiscal 2005 and 2004, the period August 29, 2003 to November 30, 2003, and the period December 1, 2002 to August 28, 2003, amortization expense was $1,756, $407, $24 and $nil, respectively.

Income taxes
      The Company accounts for income taxes under the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The Company records a valuation allowance to reduce its deferred tax assets to an amount for which realization is more likely than not.
      The Company has loss carry forwards and various unclaimed deductions against taxable income resulting from depreciation and amortization that has already been reflected in the financial statements. With the application of push-down accounting, any utilization of these pre-acquisition tax losses or unclaimed deductions is first applied to reduce the goodwill and other intangibles pushed-down from the acquisition. Once these balances are eliminated, the utilization of any remaining losses and other unclaimed deductions are recorded as a reduction in income tax expense.
      The settlement of any contingencies that existed prior to the Vector Capital acquisition are treated as pre-acquisition contingences in accordance with SFAS No. 141, “Business Combinations” and are therefore applied against goodwill and then intangibles arising from the Vector acquisition until such time as these assets have no value, and thereafter included as a component of Corel’s income tax provision.

Investment tax credits
      Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

Stock-based compensation
      Concurrent with the implementation of the Company’s stock option plan on December 1, 2003 (“adoption date”), the Company adopted the provisions of SFAS No. 123R, “Share-based Payments (revised 2004)” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period with an equal amount recorded as additional paid in capital. The Predecessor Company previously applied Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations and provided the required pro-forma disclosure of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). All of the Predecessor Company’s options were

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
redeemed or annulled in connection with the Company’s acquisition by Vector Capital; therefore, no expense has been recorded for options granted prior to the adoption date.

Advertising costs
      Advertising costs are expensed as incurred but do not include expenses related to coupon programs, which are applied against revenues. The following table sets forth advertising cost for the applicable periods:

	Owned by Vector Capital			Predecessor

	Year Ended
	November 30,
			August 29, 2003 to	December 1, 2002
	2005	2004	November 30, 2003	to August 28, 2003

	(Combined)
Advertising costs	$20,981	$13,561	$4,235	$13,671

Shipping and handling costs
      Shipping and handling costs associated with product delivery are included in cost of revenues for all periods presented.

Repairs and maintenance costs
      Repairs and maintenance to fixed assets are charged to expense as incurred. Gains and losses resulting from sales or retirements of fixed assets are recorded as incurred, at which time related capitalized costs and accumulated deprecation are removed from the accounts.

Recent accounting pronouncements
      On June 1, 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” (“SFAS 154”) which replaces APB 20, “Accounting Changes,” (“APB 20”) and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principle unless it is impracticable. APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 carries forward many other provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity and the correction of an error. The Company adopted this standard effective December 1, 2005.

3.	Accounts Receivables and Allowance for Doubtful Accounts
      The Company’s trade receivables are recorded in the balance sheet at the outstanding principal amount adjusted for any allowances for doubtful accounts and provisions for rebates and returns.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The components of trade receivables for the periods presented are as follows:

	November 30, 2005	November 30, 2004

	(Combined)
Gross accounts receivable	$28,406	$34,152
Allowance for doubtful accounts	(1,116)	(1,113)
Provisions for returns and rebates	(7,948)	(14,005)

Trade receivables	$19,342	$19,034

4.	Related Party Transactions
      The Company made paid-up capital distributions of $4.1 million, $41.0 million and $83.1 million to companies owned by Vector Capital, which currently own approximately 97.5% of the Common Shares of the Company, during the period from August 29, 2003 to November 30, 2003, and fiscal 2004 and 2005, respectively.
      In connection with certain transaction advisory work performed on the Company’s behalf, the Company paid Vector Capital transaction fees and reimbursements for expenses of $750, $250 and $3,275 in 2003, 2004 and 2005, respectively. As of November 30, 2005 and 2004, there were amounts payable to Vector Capital of $334 and $338, respectively.
      In connection with the completion of the Company’s acquisition by Vector Capital in August 2003, Vector Capital loaned Corel $17.0 million pursuant to two non-interest bearing promissory notes, which were repaid in fiscal 2004.
      The Company agreed to purchase WinZip from Vector Capital in February 2006 (note 8).
      The Company made two loans to senior employees during fiscal 2005 for the purpose of relocation. Approximately $466 was loaned to its Chief Executive Officer. The loan generates interest at the Royal Bank of Canada’s prime rate on approximately $207 of the amount. It is expected approximately $207 will be repaid within a year and the remainder has been expensed in fiscal 2005. In addition, approximately $200 was loaned to a senior manager of the Company at 1.5% above the Bank of Canada Prime interest rate and it is expected to be repaid within a year under the terms of the agreement.

5.	Inventory
      The components of inventory for the periods presented are as follows:

	November 30, 2005	November 30, 2004

	(Combined)
Product components	$219	$383
Finished goods	507	955

Inventory	$726	$1,338

6.	Investments
      The Company recognizes realized gains and losses on the sale of investments using the specific identification method.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Any unrealized gains and losses on the available-for-sale securities are included in accumulated other comprehensive income on the balance sheet. The following chart summarizes Corel’s gross unrealized gains and losses on the available-for-sale securities:

	Owned by Vector Capital			Predecessor

	Year Ended
	November 30,		August 29, 2003	December 1, 2002
			to	to
	2005	2004	November 30, 2003	August 28, 2003

	(Combined)
Equity securities:
Fair value	$334	$393	$353	$319
Gross unrealized gains	334	393	353	319
Unrealized gains included in comprehensive income, net of taxes	99	33	25	249
Realized gain on sale of securities, net of taxes	72	—	—	—
      The Company also has investments in privately-held businesses that are accounted for under the equity method. In the period ended August 28, 2003, Corel recognized an impairment on cost and equity investments of $7,448 because the investments had experienced recurring losses and this indicated the losses were other-than-temporary.

7.	Long-Lived Assets
      The components of long-lived assets for the periods presented are as follows:

	November 30, 2005		November 30, 2004

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization

	(Combined)
Capital Assets
Furniture and fixtures	$2,056	$790	$1,495	$507
Computer equipment—general	3,817	2,613	2,999	1,760
Computer equipment— research and development	1,446	570	1,294	318
Leasehold improvements	314	128	149	106

	7,633	4,101	5,937	2,691

Less: Accumulated amortization	4,101		2,691

Net book value	$3,532		$3,246

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	November 30, 2005		November 30, 2004

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
Intangible Assets
	(Combined)
Licenses	$2,067	$1,468	$1,337	$708
Acquired technologies	80,750	42,288	75,045	20,240
Tradenames	23,502	3,334	1,730	—
Customer relationships	884	270	536	—
Non-competition agreement	150	65	—	—

	107,353	47,425	78,648	20,948

Less: Accumulated amortization	47,425		20,948
Cumulative pre-acquisition legal settlement	647		647
Cumulative utilization of pre-acquisition tax carry forwards	6,884		5,178

Net book value	$52,397		$51,875

      During fiscal 2004, the Company received an insurance payment of $2,895 related to a lawsuit that was commenced prior to the Company’s acquisition by Vector Capital but settled after the acquisition by Vector Capital. At the time of the Company’s acquisition by Vector Capital, the amount of the insurance recovery was not determinable and so no amount was assigned to this potential recovery in the application of push-down accounting. The proceeds from the settlement were received in fiscal 2004 during the allocation period for the related acquisition and were thus applied against goodwill, reducing the balance to nil at the end of fiscal 2004. The excess of $647 was applied against intangible assets recognized in connection with the acquisition.
      During fiscal 2004, the Company utilized pre-acquisition tax carryforwards from the period before the Company was acquired by Vector Capital. At the time of the Company’s acquisition by Vector Capital, it was determined to be more likely than not that the Company would not use these tax carryforwards and accordingly, no amounts were recognized related to the tax carry forwards in the application of push-down accounting. The tax savings relating to the use of those tax carryforwards in fiscal 2004 were applied to reduce goodwill and intangible assets recognized in connection with the acquisition.
      During fiscal 2005, the Company continued to utilize its tax carryforwards from the period before the Company was acquired by Vector Capital. The tax savings relating to the use of those tax carryforwards in fiscal 2005 were applied to reduce intangible assets recognized in connection with the acquisition.
      The following table sets forth Corel’s estimated future amortization charges with respect to intangible assets at November 30, 2005 for the five succeeding fiscal years.

Estimated
amortization
expense

(Combined)
2006	$14,946
2007	10,413
2008	9,677
2009	9,002
2010	3,925
2011 and thereafter	4,434

Total	$52,397

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	Acquisitions

Vector Capital acquisition
      On August 28, 2003, Vector Capital acquired 100% of Corel. Corel accounted for the transaction by applying push-down accounting and consequently revalued its balance sheet to reflect the fair market value of the assets and liabilities of Corel with a corresponding $8,584 increase to goodwill, which is not deductible for tax purposes. The acquired technologies and licenses are being amortized to cost of revenues over their estimated useful lives of three years.
      To determine fair value of acquired technologies, the Company considered three valuation methodologies: cost, income and market. The income approach was relied upon under which fair market value is a function of future revenues expected to be generated by assets, net of all allocable expenses. There was no acquired in process research and development (“IPR&D”) associated with this acquisition.
      The components of the aggregate purchase cost were as follows:

Series A Preferred Shares	$12,876
Purchase of employee stock option rights	753
Acquisition costs	10,240
New Common Shares	27,899
New Series A Preferred Shares	69,750

Purchase cost	$121,518

      The following chart summarizes the changes made to the accounts of Corel as a result of the comprehensive revaluation:

	Balance before	Acquisition	Balance after	Second step	Amalgamated
	adjustments	adjustments	adjustments	amalgamation	company

Cash and cash equivalents	$16,089	$ nil	$16,089	$ nil	$16,089
Accounts receivable	21,817	(2,951)	18,866	nil	18,866
Note receivable	39,775	nil	39,775	(39,775)	nil
Other current assets	13,241	nil	13,241	nil	13,241
Property, plant and equipment	6,087	nil	6,087	nil	6,087
Acquired technologies	5,139	44,513	49,652	nil	49,652
Licenses	1,286	nil	1,286	nil	1,286
Other current liabilities	(26,973)	(699)	(27,672)	nil	(27,672)
Long term debt	nil	nil	nil	(29,973)	(29,973)
Deferred tax	(667)	667	nil	nil	nil
Deferred revenue	(11,615)	7,225	(4,390)	nil	(4,390)

Net assets (excluding goodwill)	$64,179	$48,755	$112,934	$(69,748)	$43,186

Purchase cost			121,518

Goodwill on purchase			$8,584
Utilization of pre-acquisition tax carryforwards			(237)

Goodwill at November 30, 2003			$8,347
Pre-acquisition tax refund			(6,099)
Pre-acquisition legal settlement			(2,895)
Allocated to intangible assets			647

Goodwill remaining from Vector acquisition			$ nil

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Jasc acquisition
      On October 25, 2004, Corel completed the acquisition of Jasc Software, Inc. (“Jasc”), a US-based developer of digital image editing technologies. Corel’s consolidated statements of operations reflect the results of operations of Jasc from the date of acquisition. Jasc’s graphics and digital imaging software products were integrated with Corel’s existing line of graphics and digital imaging products. Acquired technologies and other intangible assets acquired in the transaction are being amortized to cost of revenues over their estimated useful lives of five years. There was no IPR&D associated with this acquisition.
      The aggregate purchase cost was approximately $38,150, including 379,677 Class B Common Shares of Corel at a value estimated by management of $2,445. Other costs of acquisition include professional fees and other costs directly related to the acquisition. The components of the aggregate purchase cost were as follows:

Cash	$34,300
Class B common shares	2,445
Other acquisition costs	1,405

Total purchase cost	$38,150

      As part of the acquisition agreement, a portion of the purchase cost amounting to $1,000 of cash and 237,297 Class B Common shares have been placed in an escrow account. The amounts in escrow will be released no later than 18 months after the closing date of the acquisition or upon demand for payment by Corel. The escrow account was established as security for Corel against breaches of representations and warranties made by shareholders of Jasc to Corel in the acquisition.
      The purchase cost was preliminarily allocated to identifiable tangible and intangible assets consisting primarily of technology acquired and liabilities assumed based on their estimated fair values as follows. This preliminary allocation was finalized during fiscal 2005 when the Company was able to determine the value of inventory in the channel:

Cash	$2,050
Accounts receivable	5,727
Inventory	1,233
Prepaid expenses	347
Other assets	14
Capital assets	659
Acquired technologies	27,572
Tradenames	1,730
Customer relationships	536
Liabilities	(6,678)

Net assets acquired	33,190
Total purchase cost	38,150

Goodwill resulting from Jasc acquisition at November 30, 2004	4,960
Adjustment for channel inventory and acquisition costs	897

Goodwill resulting from Jasc acquisition at November 30, 2005	$5,857

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      To determine fair value of acquired technologies, tradenames and customer relationships, the Company considered three valuation methodologies: cost, income, and market. The income approach was relied upon under which the fair market value is a function of future revenues expected to be generated by assets, net of all allocable expenses. A portion of goodwill associated with the Jasc acquisition is not deductible for tax purposes. The following unaudited pro forma financial information gives effect to the acquisition of Jasc by the Company as if the transaction occurred at the beginning of fiscal 2004:

Revenues	$142,511
Net loss	$(3,361)
Pro-forma loss per share:
Class A	$(0.97)
Class B	$(0.97)

WinZip combination
      In February 2006, the Company agreed to acquire all of the outstanding securities of WinZip, a provider of compression utility software, from Vector Capital, which originally purchased WinZip on January 18, 2005. The Company is acquiring WinZip to complement its productivity software. The Company and WinZip are under common control. Because of this, and the Company’s agreement to acquire WinZip, the Company has combined its financial statements with WinZip’s effective January 18, 2005, in accordance with SFAS 141. The purchase cost for the combination is expected to be 4,322,587 common shares of the Company. In addition, the Company has agreed to repay on closing of the combination all of the outstanding bank debt of WinZip. The Company has also agreed to grant options to purchase 74,680 common shares under its 2006 Equity Incentive Plan in replacement for outstanding WinZip options.
      The acquisition agreement provides for a reciprocal indemnity for breach of covenants, representations and warranties, generally for a one year period. A portion of the purchase cost, amounting to 93,929 Corel common shares issued to Vector Capital, may not be transferred by Vector Capital for a period of one year so that they will be available to satisfy Vector Capital’s indemnification obligations to the Company.
      At the time Vector Capital purchased WinZip, push-down accounting was applied and consequently WinZip revalued its balance sheet to reflect the fair market value of the assets and liabilities of WinZip with a corresponding $3,993 increase to goodwill. The Company has recognized the assets and liabilities transferred at their carrying amounts immediately after the application of push-down accounting. The acquired technologies and other intangible assets are being amortized to cost of revenues over their estimated useful lives of two to seven years. There was no acquired IPR&D associated with this combination.
      The aggregate purchase cost paid by Vector Capital for WinZip was allocated to assets acquired and liabilities assumed based upon their estimated fair market values at the date of combination and is summarized as follows:

Current assets	$2,497
Capital assets	183
Tradename	21,772
Acquired technologies	5,704
Non-competition agreements	150
Customer relationships	348
Current liabilities	(858)

Net assets acquired	29,796
Total Vector Capital purchase cost	33,789

Goodwill resulting from WinZip combination	$3,993

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      To determine the fair value of intangible assets, WinZip engaged a valuation firm. The tradename was valued using an income approach, specifically the present value of the operating cash flows generated by the tradename. The acquired technologies were valued using a relief from royalty method. The customer relationships were also valued using an income approach, specifically the present value of the operating cash flows generated by customer relationships. Goodwill is not deductible for tax purposes.

9.	Goodwill
      As discussed in note 2, the Company has adopted SFAS 142. As a result, goodwill is not amortized, but is subject to annual impairment tests.
      Changes in the carrying amount of goodwill were as follows:

Balance, August 28, 2003	$	nil
Addition on purchase by Vector Capital (note 8)		8,584
Utilization of pre-acquisition tax carryforwards		(237)

Balance, November 30, 2003		$8,347
Pre-acquisition tax refund		(6,099)
Pre-acquisition legal settlement		(2,248)
Addition on purchase of Jasc (note 8)		4,960

Balance, November 30, 2004		$4,960
Adjustment for channel inventory and acquisition costs		897
Addition on WinZip combination (note 8)		3,993

Balance, November 30, 2005 (combined)		$9,850

      The Company has performed annual impairment tests at each year end presented and there have been no indications that an impairment of goodwill exists.
      During the period from August 29, 2003 to November 30, 2003, the Company utilized pre-acquisition tax carryforwards from the period before the Company was acquired by Vector Capital. At the time of the Company’s acquisition by Vector Capital, it was determined to be more likely than not that the Company would not use these tax carryforwards and accordingly, no amounts were recognized related to these tax carry forwards in the application of push-down accounting. The tax savings relating to the use of those tax carryforwards in 2003 were applied to reduce the goodwill recognized through the application of push-down accounting.
      During fiscal 2004, the Company received a refund of income taxes from the settlement of tax audits related to 1993 to 1997 of $6,099. At the time of the Company’s acquisition by Vector Capital, the amount of any refund was not determinable due to the status of the audit and consequently no amount was assigned to the potential recovery in the initial application of push-down accounting. The proceeds from the settlement were received in fiscal 2004 during the allocation period for the related acquisition and were thus applied to reduce related goodwill.
      During fiscal 2004, the Company received an insurance payment of $2,895 related to a lawsuit that was commenced prior to the Company’s acquisition by Vector Capital but settled after the acquisition by Vector Capital. At the time of the Company’s acquisition by Vector Capital, the amount of the insurance recovery was not determinable and so no amount was assigned to this potential recovery in the initial application of push-down accounting. The proceeds from the settlement were received in fiscal 2004 during the allocation period for the related acquisition and were thus applied against goodwill reducing the balance to nil at the end of fiscal 2004. The excess of $647 was applied against intangible assets recognized in connection with the acquisition.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      During fiscal 2005, the Company accrued for additional inventory returns of Jasc products that were in various channels prior to the acquisition. The adjustment of this pre-acquisition contingency has been recorded as an adjustment to goodwill. Also during fiscal 2005, the Company combined its balance sheet with WinZip’s, and the additional goodwill was a result of WinZip’s application of push-down accounting on January 18, 2005, when it was acquired by Vector Capital.

10.	Accounts Payable and Accrued Liabilities
      The components of accounts payable and accrued liabilities for the periods presented are as follows:

	November 30, 2005	November 30, 2004

	(Combined)
Accrued payroll	$8,936	$9,417
Accrued interest	1,077	—
Trade accounts payable	4,671	4,852
Other accrued liabilities	15,468	10,935

Accounts payable and accrued liabilities	$30,152	$25,204

11.	Income Taxes
      Income (loss) from operations before income taxes included income (loss) from foreign operations of $2,273 in fiscal 2005, $2,805 in fiscal 2004, and $(555) in 2003.
      The provision for income taxes consisted of the following:

	Owned by Vector Capital

				Predecessor
	Year Ended
	November 30,		August 29, 2003	December 1, 2002
			to	to
	2005	2004	November 30, 2003	August 28, 2003

	(Combined)
Current:
Canadian	$1,090	$587	$222	$(4,320)
Foreign	4,371	1,550	96	563

	5,461	2,137	318	(3,757)

Deferred:
Canadian	1,706	5,178	237	Nil
Foreign	(876)	nil	nil	(138)

	830	5,178	237	(138)

Income tax expense (recovery)	$6,291	$7,315	$555	$(3,895)

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      A reconciliation of income tax at the statutory rate to Corel’s effective tax rate is as follows:

	Owned by Vector Capital

				Predecessor
	Year Ended
	November 30,		August 29, 2003	December 1, 2002
			to	to
	2005	2004	November 30, 2003	August 28, 2003

	(Combined)
Income (loss) before income taxes and share of income (loss) from equity investments	$(2,462)	$8,522	$(8,717)	$(30,648)
Expected statutory rate	36.0%	36.0%	37.0%	37.0%

Expected tax expense (recovery)	(886)	3,068	(3,225)	(11,340)
Foreign tax rate differences	214	(55)	85	254
Change in valuation allowance	5,052	2,493	2,005	8,497
Non-deductible expenses and non-taxable income	1,264	916	1,468	2,826
Settlement of prior year audits	(334)	nil	nil	(4,756)
Withholding tax on foreign income	930	828	192	417
Other	51	65	30	207

Reported income tax expense (recovery)	$6,291	$7,315	$555	$(3,895)

      Significant deferred tax assets were as follows, as of the dates indicated:

	November 30, 2005	November 30, 2004

	(Combined)
Deferred tax assets:
Net operating losses carried forward	$112,655		$119,239
Book and tax differences on assets	26,804		22,412
Other	2,708		1,882

Total deferred tax assets	142,167		143,533
Valuation allowance for tax assets	(141,291)		(143,533)

Net deferred tax assets	$876	$	nil

      As of November 30, 2005, Corel has tax loss carryforwards of approximately $249.0 million, which expire during the years 2006 to 2021. Approximately $18.9 million of these losses are restricted in the amount of the loss that may be claimed each year based on U.S. tax loss limitations. Corel also has investment tax credits of approximately $16.1 million which expire during the years 2006 to 2013.
      The portion of the valuation allowance relating to the above deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce the balance of intangible assets set up in connection with the acquisition of Corel by Vector is approximately $0.4 million at November 30, 2005.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      In April 2005, WinZip transferred its intellectual property and trademarks to a non-US affiliate in a taxable transaction. WinZip did not recognize any gain on the transfer of the property based on the WinZip analysis of the fair value of the assets transferred, and as a result did not provide any income tax on the transfer. The assessment of fair value requires significant judgment, and if US tax authorities concluded that this transfer was completed at a gain to WinZip, the Company could have a significant tax liability.

12.	Long Term Debt

Term loans
      In June 2004, Corel negotiated two term loans (“Term Loan A” and “Term Loan B”) with Wells Fargo Foothill in the amount of $25,000 and $22,500 respectively. On October 25, 2004, the loans were amended and increased to $32,500 and $35,000, respectively, less payments made.
      Term Loan A was limited to 65% of the Appraised Enterprise Value, as defined in the Credit Agreement, and was repayable in 20 equal monthly installments of $1,450 beginning November 1, 2004 with a balloon payment for the remaining balance due at the end of the term, and substantially all of the assets of Corel had been pledged as collateral. Interest at the rate of prime plus 4.5% was charged to the daily balance of the loan and paid monthly. In February 2005, Term Loan A was repaid in full.
      Term Loan B was repayable in 32 equal monthly installments of $350, beginning on November 1, 2004 with a balloon payment for the remaining balance due at the end of the term, and substantially all of the assets of Corel had been pledged as collateral. Interest at the rate of prime plus 4.5% was charged to the daily balance of the loan and paid monthly. In February 2005, Term Loan B was repaid in full.

Credit Suisse First Boston term loans and credit facility
      In February 2005, Corel entered into a new credit facility with Credit Suisse First Boston (“CSFB”) consisting of a $75,000 first lien credit agreement and a $55,000 second lien credit agreement. Proceeds from this refinancing were used to repay the Wells Fargo Foothill (“WWF”) term loans and to fund a distribution to our shareholders of $85,300.
      The first lien agreement requires Corel to make fixed quarterly principal repayments of 1.25% of the original principal amount, or $938 from June 30, 2005 to December 31, 2009, with the balance of the loan due on February 25, 2010. The second lien agreement does not require fixed repayments of principal and is due in full on August 16, 2010. The rate of interest on the first and second lien agreements is either (i) LIBOR plus 4.25% and LIBOR plus 8.0%, respectively, or (ii) the higher of the Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1% plus 2.25%, in each case, on the borrowing date. The rate of interest on the second lien agreement is either (i) LIBOR plus 8.0% or (ii) the higher of the Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1%, plus 6.0%, in each case, on the borrowing date. Corel is also required to make an annual principal repayment no later than 90 days after year end, based on a specified formula of excess cash flows generated during the preceding fiscal year.
      There is no premium upon early repayment of the First Lien and a 1%-3% premium for early repayment on the Second Lien, depending on when the prepayment is made.
      Vector Capital has granted a security interest in its equity ownership of Corel in favor of CSFB as collateral agent pursuant to a pledge agreement.
      In addition to the above loans, the facility with CSFB also provides the Company with a $10,000 revolving credit commitment which is available for operational needs during the term of the credit agreement. The rate of interest on the revolving credit commitment is (i) LIBOR plus 4.25% or (ii) the higher of the Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1% plus 2.25%, in each case, on the borrowing date.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Under the CSFB facility, Corel was required to obtain interest rate protection. In August, 2005, Corel purchased a two year interest rate cap at LIBOR plus 6% on $40,000 through Wells Fargo Foothill, effective August 5, 2005.
      Under the terms of the credit agreement with CSFB, Corel is subject to restrictive covenants. The agreement contains customary restrictions, such as restrictions on additional borrowing, distributions and business acquisitions/divestitures. It also contains financial covenants including requiring:

•	a total leverage ratio, which is defined as the ratio of total debt to trailing four quarter consolidated Adjusted EBITDA, as defined in the credit agreement, to be less than specified amounts over the term of the facility, from 3.75:1.00 to 2.00:1.00;

•	a fixed charge coverage ratio, which is defined as the ratio of trailing four quarter consolidated Adjusted EBITDA to fixed charges, to be at least 1.25:1.00; and

•	a ratio of consolidated Adjusted EBITDA to consolidated interest to be at least 3.00:1.00.
      As of November 30, 2005, Corel was not in compliance with the total leverage ratio covenant on the First Lien. The Company has obtained an amendment to the First Lien which adjusted the covenants retroactively such that the Company was in compliance and adjusted future covenants. The Company paid amendment and arrangement fees of $391.
      The committed debt payments are as follows, based on the interest rates at November 30, 2005:

	First Lien			Second Lien

	Principal	Interest	Total	Principal	Interest	Total

2006	$10,014	$5,729	$15,743	$—	$6,760	$6,760
2007	3,750	5,269	9,019	—	6,760	6,760
2008	3,750	4,943	8,693	—	6,760	6,760
2009	3,750	4,618	8,368	—	6,759	6,759
2010	51,861	736	52,597	55,000	4,505	59,505

Total	$73,125	$21,295	$94,420	$55,000	$31,544	$86,544

Promissory note
      On November 30, 2005, the Company signed a promissory note in regards to the release from its naming rights agreement for a sporting and entertainment venue. Under the terms of the note, the Company agreed to repay C$2,621 to Capital Sports Properties Inc., which was recorded as other operating expense in fiscal 2005. A principal payment of C$821 was made on December 1, 2005, and payments of C$300 will be made on April 1, and June 30, 2006, 2007 and 2008. The Company can prepay the principal balance at any time, without penalties.

WinZip debt
      As a result of Vector Capital’s purchase of WinZip, a 9% secured promissory note for $15,000 (“Acquisition Loan”) was obtained, and subsequently repaid in full at the June 29, 2005 maturity date.
      On June 29, 2005, WinZip obtained a $23,000 term loan (“WinZip Term Loan”) and a $1,000 revolving line of credit (“WinZip Revolver”). This debt is collateralized by Cayman Ltd. HoldCo, WinZip Holdings SGPS, Lda, WinZip Computing, S.L., WinZip Holdings Spain, S.L., WinZip Computing LP and WinZip Computing LLC.
      The WinZip Term Loan requires monthly payments of $479 plus interest, which began July 31, 2005, until the maturity date of June 29, 2008. At that time, the remaining principal balance is due. The WinZip

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Term Loan bears interest at prime plus a base rate margin, as defined in the credit agreement. For the first three months, the base rate margin was equal to 5.5%. Subsequently, the base rate margin is determined by an adjusted leverage ratio. WinZip can prepay the outstanding balance at any time and there are mandatory semi-annual payments, beginning December 31, 2005. The semi-annual payment is equal to 75% of WinZip’s Excess Cash Flow, as defined in the credit agreement, for each 6-month period. The WinZip Term Loan is collateralized by all of WinZip’s intangible assets with a net book value of $24,415 and cash collateral accounts and is subject to certain financial covenants as set forth in the credit agreement. As of November 30, 2005, there was $20,604 outstanding under the WinZip Term Loan bearing interest at a rate of 12%.
      The WinZip Term Loan restricts distributions or payments to shareholders. It contains financial and other covenants requiring WinZip to maintain, among other requirements, limitations on capital expenditures, a leverage ratio and a minimum EBITDA level, all as defined in the agreement. In February 2006, WinZip entered into an amendment to the WinZip Term Loan and WinZip Revolver that removed the requirement to make the mandatory December 31, 2005 semi-annual payment, permits WinZip to pay a dividend of up to $7,500, and waives events of default. The first mandatory semi-annual payment will be calculated for the period from January 1 through June 30, 2006 and will be due on or before August 15, 2006.
      The aggregate annual debt payments on the WinZip Term Loan are as follows, based on the interest rate at November 30, 2005:

	Term Loan

	Principal	Interest	Total

2006	$5,750	$2,186	$7,936
2007	5,750	1,486	7,236
2008	9,104	543	9,647

Total	$20,604	$4,215	$24,819

      The WinZip Revolver expires on June 29, 2008. Interest on the WinZip Revolver accrues at the same rate as the Term Loan. The WinZip Revolver is collateralized by all of WinZip’s intangible assets with a net book value of $24,415 and cash collateral accounts. As of November 30, 2005, there was no outstanding balance on the WinZip Revolver.

13.	Commitments and Contingencies

Operating leases
      The Company rents office space in Canada, Europe and other international locations under various operating leases, which contain different renewal options. The leases begin to expire in 2006.
      At November 30, 2005, the minimum unaccrued commitments under long-term agreements, are as follows:

Leases

(Combined)
2006	$2,876
2007	2,386
2008	2,010
2009	571
2010	355
2011 and thereafter	286

$8,484

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Company recorded lease expenses of $4,400 for fiscal 2005, $4,114 for fiscal 2004, $1,962 for the period August 29, 2003 to November 30, 2003, and $4,688 for the period December 1, 2002 to August 28, 2003.

Customer Indemnification
      The Company has entered into licensing agreements with customers that include intellectual property indemnification clauses. These clauses are typical in the software industry and require the Company to compensate customers for certain liabilities and damages incurred as a result of third party intellectual property claims arising from these transactions. The Company has not made any significant indemnification payment as a result of these clauses and in accordance with FASB Interpretations No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), has not accrued any amounts in relation to these indemnification clauses.

Legal Proceedings
      The Company currently, and from time to time, is involved in certain legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of our business, including assertions that we may be infringing patents or other intellectual property rights of others. The Company believes that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect the financial position or results of operations. The Company also believes that, if necessary, it would be able to obtain any required licenses or other rights to disputed intellectual property rights on commercially reasonable terms. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on the business because of defense costs, negative publicity, diversion of management resources and other factors. The Company’s failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect the business.
      At November 30, 2005, the Company was a defendant in two ongoing patent infringement proceedings described below:
      Compression Labs, Inc. v. Corel Inc. et al. Plaintiff Compression Labs, Inc. filed this patent infringement action on April 22, 2004 against the Company and twenty-seven other defendants in the U.S. District Court for the Eastern District of Texas, alleging infringement of U.S. patent 4,698,672. Plaintiff alleged that the defendants infringe the patent through various implementations of JPEG compression and decompression. Plaintiff sought unspecified damages and attorneys fees. This litigation was settled in January 2006 and the settlement amount was reported in the 2005 financial statements.
      Electronics For Imaging, Inc., Massachusetts Institute of Technology v. Corel Corporation et al. Plaintiffs filed this patent infringement action on December 28, 2001 against the Company and 213 other defendants in the U.S. District Court for the Eastern District of Texas, alleging infringement of U.S. patent 4,500,919. The patent expired on May 6, 2002. Plaintiffs allege that the defendants infringed the patent through the use of various color management and correction systems in their products. Plaintiffs seek unspecified damages and attorneys fees. Various motions including motions for summary judgment by both the plaintiffs and defendants, including the Company, were filed during the discovery phase of the proceeding. In July 2004, the court dismissed each summary judgment motion upon which the Company and the plaintiffs had joined issue. Following the decision on the summary judgment motions, the plaintiffs dismissed all claims against every remaining defendant except the Company, Microsoft and Roxio. The plaintiffs then stipulated to non-infringement in respect of the Company, Microsoft and Roxio and the action was dismissed in November 2004. In December 2004, the plaintiffs filed an appeal of various interlocutory rulings by the trial court including certain of the summary judgment decisions. The remaining defendants, including the Company, have filed opposition to the appeals. The Company has cross-appealed on the trial court’s dismissal of its

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
request to have the action dismissed on summary judgment. The appeals and cross appeals have been fully briefed by all parties. Oral argument on the Appeal was held on December 7, 2005. The Company believes it has meritorious defenses to the plaintiffs’ claims and intends to defend the litigation vigorously. However, the ultimate outcome of the litigation is uncertain.

14.	Shareholders’ Equity
      On August 28, 2003, Vector Capital purchased the outstanding Common Shares of Corel (note 8). As part of the acquisition, Corel was authorized to issue an unlimited number of Series B Preferred Shares (“Series B”) and an unlimited number of Corel New Common Shares (“Corel New”). Each of the Common Shares that were not previously held by Vector Capital was converted into one fully paid and non-assessable Corel New share and one Series B share. Vector Capital purchased the balance of the Corel New shares for $0.30 per share and the Series B shares for $0.75 per share. The Series B shares were subsequently cancelled. Each Common Share held by Vector Capital was converted into 3.5 Corel New shares. On June 25, 2004, Class B Common Shares (“Class B”) were created, and the Corel New shares were re-designated to Class A Common Shares (“Class A”).

Common shares— Class A
      At November 30, 2004 and 2005, there was an unlimited number of voting Class A common shares authorized. Class A shares are convertible to Class B shares at the option of the shareholder on a one-to-one basis. On June 25, 2004, 7,941,379 Class A shares were converted to Class B shares. As of November 30, 2004, there were 3,735,949 Class A shares outstanding.
      On September 29, 2005, 4,270 Units were exercised at the discretion of the Committee administering the stock option plan resulting in an additional 4,270 Class A shares being issued. As of November 30, 2005, there were 3,740,219 Class A shares outstanding.

Common shares— Class B
      At November 30, 2004 and 2005, there was an unlimited number of voting Class B common shares authorized. On June 25, 2004, 7,941,379 Class A shares were converted to Class B shares. On September 25, 2004, Corel acquired the outstanding shares of Jasc (note 8). As part of this transaction, 379,677 Class B shares were issued to former Jasc shareholders and assigned a value of $2,445. As of November 30, 2004 and 2005, there were 8,321,056 Class B shares outstanding.

Preferred shares
      There are an unlimited number of preferred shares authorized, issuable in series that may be designated by the Company’s board of directors. The board has created one series of preferred shares that are participating, convertible, non-voting, non-redeemable Series “A” Preferred Shares (“Preferred”) and authorized an unlimited number of those shares. They are entitled to participate equally with the Common Shares with respect to the payment of dividends, other than dividends payable in the form of Common Shares. Each Preferred share is convertible into Class A Common Shares. In the event of liquidation, the greater of $0.837 and $16.947 per share at November 30, 2005 and November 30, 2004, respectively, plus all accrued and unpaid dividends, and the amount per share that could be distributed to common shareholders, assuming the conversion of the Preferred shares, would be distributed to the holders of the Preferred shares. If such a payment is made, Preferred shareholders will have no further claim on the Company’s assets.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      As of November 30, 2002, there were 24,000,000 Predecessor Series A Preferred Shares (“Predecessor Preferred”) issued and outstanding with the same rights as the Preferred shares. On March 24, 2003, Vector Capital acquired 22,890,000 of the Predecessor Preferred shares. On August 18, 2003, Vector Capital converted 12,500,000 of those shares into Common Shares. The balance of the Predecessor Preferred shares held by other shareholders were converted to Common Shares. As a result of the acquisition of the Company by Vector Capital, the remaining 10,390,000 shares of the Predecessor Preferred shares held by Vector Capital were exchanged one for one into Preferred shares.
      There were 3,105,320 Preferred shares outstanding at November 30, 2005 and November 30, 2004.

WinZip Common
      The Company’s financial statements are presented on a combined basis with WinZip. WinZip’s equity at November 30, 2005 consisted of 50,000 shares of voting common stock authorized, with a par value of $1.00 of which 20,000 shares were issued and outstanding.

Dividends and paid-up capital reductions
      During fiscal 2005, Corel paid a cash dividend of $2,135 to certain holders of Class B shares and returned paid-up capital of $83,146 to its preferred and common shareholders. Also during fiscal 2005, WinZip paid a cash dividend of $12,000 to its shareholders. In fiscal 2004, Corel returned paid-up capital of $40,952 to its preferred and common shareholders. In the period from August 29, 2003 to November 30, 2003, Corel repurchased common shares for $69,750 as part of Vector’s acquisition of the Company and returned paid-up capital of $4,146.

2003 Share Option and Phantom Share Unit Plan
      On December 1, 2003, the Board of Directors approved the Stock Option and Phantom Share Unit Plan (“2003 Plan”). The 2003 Plan is administered by a Committee (“the Committee”), appointed by the Board of Directors. The Committee has sole and absolute discretion to grant Units, which consist of a stock option (“option”) together with a Phantom Share Unit (“PSU”), to eligible persons. All employees and officers of Corel are eligible persons. Corel has 1,520 Class A Common Shares reserved for issuance under the 2003 Plan as of November 30, 2005.
      Upon exercise of the stock option component, the Company would deliver to the optionee Class A common shares. A PSU allows the holder to receive a payment equal to the fair market value of a Class A Share at the exercise date, less the exercise price of the PSU, under certain conditions. Exercise of the PSU can only occur at the approval of the Committee. Therefore, Corel has determined that the PSU does not constitute a liability and has no value. If the option component is exercised, the PSU component will be terminated and may not be exercised. If the PSU component is exercised, the option component will be terminated and may not be exercised. The exercise price is determined at the date of the grant, and shall be the same for both components of the Unit. Units vest equally over four years on the anniversary of the grant date, and generally expire ten years after the grant date. The stock option components of the Units cannot be exercised prior to an initial public offering (“IPO”), unless authorized by the Committee.
      If any employees cease to be eligible for the 2003 Plan as a result of resignation, they have 30 days after the termination date to exercise any Units that were exercisable on the termination date. If any employees cease to be eligible for the 2003 Plan as a result of termination, they have 90 days after the termination date to exercise any Units that were exercisable on the termination date.
      In fiscal 2005, performance awards in respect of 149,827 Class A common shares were issued to senior executives under the 2003 Plan, which entitles them to receive Units upon attaining identified performance goals. Vesting conditions are based solely on the satisfaction of performance conditions. These awards are

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
accounted for as equity grants with reversal of recognized compensation cost if the award fails to vest. Included in stock-based compensation expense is $627 for these performance awards.
      The following table shows total stock-based compensation expense included in the consolidated statement of operations:

	Year Ended
	November 30,

	2005	2004

Cost of products	$15	$7
Cost of maintenance and services	4	2
Sales and marketing	583	76
Research and development	197	61
General and administration	932	79

Total stock-based compensation expense	$1,731	$225

      As of November 30, 2005, $7,844 of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 2.61 years. There were no capitalized stock-based compensation costs at November 30, 2005 and November 30, 2004.
      Corel estimates the fair value of its Units for financial accounting purposes using the Black-Scholes model, which requires the input of subjective assumptions, including expected life of the option, risk-free interest rate, dividend rate, future volatility of the price of the Company’s common shares and substantive vesting period. Changes in subjective input assumptions can materially affect the fair value estimate. Prior to this offering, there has been no active market for the Company’s common shares. Thus, it was not possible to estimate expected volatility of the Company’s share price in estimating fair value of Units granted. Accordingly, as a substitute for such volatility, the Company used the historical volatility of the U.S. Dow Jones Software and Computer Services Index, representing the primary industry in which the Company operates.
      The fair value of all Units granted during fiscal 2005 and 2004 was estimated as of the date of grant using the following weighted average assumptions:

	Year Ended
	November 30,

	2005	2004

Expected option life (years)	7	7
Volatility	39.18%	40.90%
Risk free interest rate	4.36%	4.71%
Dividend yield	nil	nil

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      All Units were granted with an exercise price of $1.17 up to November 2005. In November 2005, Units were granted with an exercise price of $13.82. Unit activity for fiscal 2005 and 2004 is presented below:

	November 30, 2005			November 30, 2004

			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Grant		Average	Grant
		Exercise	Date Fair		Exercise	Date Fair
	Units	Price	Value	Units	Price	Value

Outstanding at beginning of period	468,381	$1.17	$2.73	nil	$ nil	$ nil
Units granted	955,395	1.41	9.13	501,806	1.17	2.70
Units exercised	(4,270)	1.17	2.22	nil	nil	nil
Units forfeited	(38,156)	1.17	4.43	(33,425)	1.17	2.31

Outstanding at end of period	1,381,350	$1.34		468,381	$1.17

Exercisable at end of period	nil			nil

Weighted average fair value of outstanding Units	$7.11			$2.73
Weighted average remaining life of the outstanding Units	2.61 Years			3.13 Years

2006 Equity Incentive Plan
      A new equity incentive plan was adopted by the Board of Directors in February 2006 (“2006 Equity Incentive Plan”). This plan provides for the grant of options to employees and employees of the Company’s subsidiaries, and restricted shares, share appreciation rights, restricted share units, performance share units, deferred share units, phantom shares and other share-based awards to the Company’s employees, consultants and directors, and employees, consultants and directors of the Company’s subsidiaries and affiliates. Corel will have 4,269,656 common shares, less the number of options granted under the 2003 Plan through the closing of the IPO, authorized for issuance under the 2006 Equity Incentive Plan.

WinZip’s stock option plan
      In October 2005, WinZip established the 2005 Class B Unit Option Plan (“2005 WinZip Plan”). There are 3,000,000 Class B Units of WinZip Computing LLC reserved for issuance under the 2005 WinZip Plan to provide incentive to employees, directors and consultants. As of November 30, 2005, there were no options issued under this plan. Upon the closing of the WinZip acquisition, any options then outstanding under the 2005 WinZip Plan will be replaced with stock options under the 2006 Equity Incentive Plan. On December 1, 2005, options to purchase 855,000 Class B Units were issued under the 2005 WinZip Plan.

Employee pension plans
      Corel maintains a retirement savings plan for its Canadian employees, and also operates various other defined contribution benefit plans for some non-Canadian employees. While the specifics of each plan are different in each country, the Company contributes amounts related to the level of employee contributions. These contributions are subject to maximum limits and vesting provisions, and can be discontinued at the Company’s discretion.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The pension costs in fiscal 2005, 2004, for the period August 29, 2003 to November 30, 2003, and for the period December 1, 2002 to August 28, 2003, were $781, $272, $68, and $213, respectively. The increase in fiscal 2005 from fiscal 2004 is primarily related to the implementation of the Canadian plan and the inclusion of the WinZip 401(k) plan.

15.	Restructuring Charges
      During the three months ended November 30, 2003, the Company underwent an organizational restructuring that resulted in the termination of 124 employees, resulting in a $1,138 charge to operating results for severance costs. All amounts relating to this charge were paid in the period ended November 30, 2003, and there were no future service requirements from affected employees.
      During fiscal 2004, Corel continued the organizational restructuring that resulted in the termination of an additional 104 employees including 5 senior executives, resulting in a $3,520 charge to operating results for severance costs. All amounts relating to this charge were paid in fiscal 2004 and there were no future service requirements from affected employees.
      In fiscal 2005, Corel integrated Jasc’s operations, and eliminated redundant positions across all functions in both organizations, resulting in an $834 charge to operating results for severance and related costs. As of November 30, 2005, the Company had no material accruals for any further restructuring charges.

16.	Earnings (loss) per share
      The Company has used the ‘two class’ method to compute earnings (loss) per share.
      Basic earnings (loss) per share is computed for each class of common shares by adding the distributed earnings and the undistributed earnings (loss) for the period, to the extent the class may share in the earnings (loss), and then dividing the total by the adjusted weighted average number of shares in the class to which the earnings are allocated.
      Diluted earnings (loss) per share is computed for each class of common shares by adding the distributed earnings and the undistributed earnings (loss) for the period, to the extent the class may share in the earnings (loss), and then dividing the total by the adjusted weighted average number of shares in the class to which the earnings are allocated. The weighted average number of shares is adjusted to include potentially dilutive securities outstanding during the period. Such securities are the incremental Class A shares issuable upon the exercise of Units, and the assumed conversion of the preferred shares.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The following tables set forth the reconciliation of the numerator and denominator used in the computation of basic and diluted net income (loss) per class of common share (in thousands):

	Owned by Vector Capital					Predecessor

	Year Ended			August 29, 2003 to		December 1, 2002
	November 30,			November 30, 2003		to August 28, 2003

	2005	2004

	(Combined)
Net income (loss)	$(8,753)		$1,207		$(9,272)	$(27,895)
Less: dividends and paid up capital distributions	(97,281)		(40,952)		(4,146)	—

Total loss allocable to shareholders	$(106,034)		$(39,745)		$(13,418)	$(27,895)

Class A Common Shares
Numerator
Distributed earnings to class	$21,018		$22,709		$3,275	$—
Loss allocable to class	(29,991)		(22,040)		(13,418)	(27,895)

Numerator for basic and diluted earnings (loss) per share	(8,973)		669		(10,143)	(27,895)

Denominator
Weighted average number of shares	3,737		8,218		11,677	91,853

Class B Common Shares
Numerator
Distributed earnings to class	$46,800		$9,663	$	N/A	$ N/A
Loss allocable to class	(66,781)		(9,378)		N/A	N/A

Numerator for basic and diluted earnings (loss) per share	(19,981)		285		N/A	N/A

Denominator
Weighted average number of shares	8,321		3,497		N/A	N/A

WinZip Common Shares
Numerator
Distributed earnings to class	$12,000	$	N/A	$	N/A	$ N/A
Loss allocable to class	(9,262)		N/A		N/A	N/A

Numerator for basic and diluted earnings (loss) per share	2,738		N/A		N/A	N/A

Denominator
Weighted average number of shares	20		N/A		N/A	N/A

      The impact of the assumed conversion of preferred shares and exercise of Units is anti-dilutive in all periods presented. Potentially dilutive instruments for fiscal 2005 and 2004 represent the weighted average number of common shares subject to Units outstanding of 965 and 432, respectively, and the assumed conversion of preferred shares outstanding of 3,105 for all periods presented, excluding the period from December 1, 2002 to August 28, 2003, which had 24,000 preferred shares outstanding. There were no potentially dilutive instruments for WinZip for the periods presented.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	Segment Reporting
      The Company has assessed its business in accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”). As of November 30, 2005, the Company has determined that it operates in one business operating and reportable segment, the packaged software segment (see note 2 for significant accounting policies). WinZip operates in one business operating and reportable segment, the packaged software segment. This determination is consistent with the method by which the companies are currently being managed and evaluated. The packaged software segments of the companies have been combined for presentation purposes.
      Corel’s packaged software segment derives its revenues from two product lines, identified by the markets which they serve: productivity and graphics and digital imaging.
      The Company’s Chief Executive Officer is the chief decision maker who evaluates the performance of the segment based on product net revenues and aggregate operating expenses of the packaged software segment.
      The Company’s operations outside Canada and the United States include wholly-owned subsidiaries in Europe, the Asia-Pacific region and Latin America. Operations in Canada and the United States are responsible for the design and development of all the products, as well as product distribution. Net revenues are attributed to each region based on the location of the customer. The majority of the revenues in North America are derived from customers in the United States. Long-lived assets in geographic regions other than Canada are immaterial. As a result, the Company does not disclose such information.

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Revenues by product and region and details regarding major external customers are disclosed in the following table:

	Owned by Vector Capital			Predecessor

	Year Ended			December 1,
	November 30,		August 29, to	2002 to
			November 30,	August 28,
	2005	2004	2003	2003

	(combined)
By product:
Productivity	$67,597	$49,775	$9,983	$39,768
Graphics and Digital Imaging	96,447	61,828	13,180	43,827
Discontinued Products	—	89	643	1,791

	$164,044	$111,692	$23,806	$85,386

By geographic region:
Americas
Canada	$7,154	$8,460	$2,167	$5,157
United States	93,574	56,069	9,246	47,560
Other	3,289	2,683	963	2,912
Europe, Middle East, Africa (EMEA)	48,752	38,673	10,069	24,647
Asia-Pacific	11,275	5,807	1,361	5,110

	$164,044	$111,692	$23,806	$85,386

By major customer:
Company A	$22,213	$7,088	$1,911	$3,997
Company B	7,548	16,362	3,691	16,059
All others	134,283	88,242	18,204	65,330

	$164,044	$111,692	$23,806	$85,386

COREL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	Subsequent events
      On December 1, 2005, Corel reorganized its share capital by way of amalgamation with a wholly-owned subsidiary. All of the outstanding preferred shares, Class A common shares and Class B common shares of the Company were converted into common shares in accordance with their respective percentage equity interests in Corel prior to the reorganization. In addition, in connection with the combination of WinZip, the common shares of WinZip will be acquired by Corel in consideration for the issuance by Corel to Vector Capital of 4,322,587 common shares of Corel. The combination is a transaction between entities under common control, and will be accounted for as a related party transaction. Accordingly, the fair value of the 4,322,587 Corel common shares that will be issued as consideration for the transaction will be recorded as share capital and any difference between this and the carrying amount of WinZip’s net assets will be treated as a dividend.
      After completion of the equity recapitalization, the authorized share capital of Corel consists of an unlimited number of preferred shares, issuable in series, none of which series have been authorized and an unlimited number of common shares. As of December 1, 2005, there are 15,166,595 common shares and no preferred shares outstanding. The pro forma loss per share appearing on the face of the Statement of Operations reflects the equity recapitalization, the reverse split of Corel’s common shares and the issuance of common shares resulting from the combination of WinZip and is calculated using the treasury method, as shown below:

Numerator

Net loss	(8,753)

Denominator

Weighted average number of Class A converted to Corel common	3,737
Weighted average number of Class B converted to Corel common	8,321
Weighted average number of Preferred converted to Corel common	3,105
Weighted average number of Corel common issued upon combination of WinZip	4,323

19,486

      In March 2006, WinZip paid a dividend of $7.5 million.
      On April 25, 2006 the Company filed a registration statement (No. 333-132970) on Form F-1 under the Securities Act of 1933 and a prospectus with the Canadian provincial securities regulators to sell up to 5,750,000 Common Shares from treasury.

Report of Independent Auditors
To the Shareholder of
WinZip Computing, Inc.:
      In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of shareholder’s deficit present fairly, in all material respects, the financial position of WinZip Computing, Inc. at January 17, 2005 and November 30, 2004 and 2003, and the results of its operations and its cash flows for the period from December 1, 2004 through January 17, 2005 and the years ended November 30, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/  PricewaterhouseCoopers LLP
March 7, 2006
Hartford, Connecticut

WINZIP COMPUTING, INC.
BALANCE SHEETS
(in thousands of US dollars, except share data)

		November 30,

	January 17, 2005	2004	2003

Assets
Current assets
Cash	$564	$828	$572
Restricted cash	65	65	65
Accounts receivable, net of allowance	1,833	1,594	2,145
Other current assets	35	52	51

Total current assets	2,497	2,539	2,833
Fixed assets, net of accumulated depreciation	192	189	214
Other non-current assets	6	6	8

Total assets	$2,695	$2,734	$3,055

Liabilities and shareholder’s deficit
Current liabilities
Accounts payable and accrued liabilities	$588	$778	$849
Deferred revenue, current portion	22,593	22,056	22,630

Total current liabilities	23,181	22,834	23,479
Deferred revenue, net of current portion	43,454	44,596	48,048

Total liabilities	66,635	67,430	71,527

Commitments and contingencies (Note 6)
Shareholder’s deficit
Share capital, 1,000 common shares authorized, no par value, 100 shares issued and outstanding at January 17, 2005, November 30, 2004 and 2003	1	1	1
Accumulated deficit	(63,941)	(64,697)	(68,473)

Total shareholder’s deficit	(63,940)	(64,696)	(68,472)

Total liabilities and shareholder’s deficit	$2,695	$2,734	$3,055

The accompanying notes are an integral part of these financial statements.

WINZIP COMPUTING, INC.
STATEMENTS OF OPERATIONS
(in thousands of US dollars)

		Year Ended
	December 1, 2004	November 30,
	through
	January 17, 2005	2004	2003

Revenues	$3,260	$24,928	$25,259
Cost of revenues	126	499	427

Gross profit	3,134	24,429	24,832
Operating expenses
Sales and marketing	602	2,304	2,331
Research and development	1,026	2,841	1,921
General and administrative	2,191	3,750	4,345

Total operating expenses	3,819	8,895	8,597

Income (loss) from operations	(685)	15,534	16,235

Other expenses (income)
Interest income	—	—	(2)
Other non-operating (income) expense	—	(11)	11

Net income (loss)	$(685)	$15,545	$16,226

The accompanying notes are an integral part of these financial statements.

WINZIP COMPUTING, INC.
STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

		Year Ended
	December 1, 2004	November 30,
	through
	January 17, 2005	2004	2003

Cash flows from operating activities:
Net income (loss)	$(685)	$15,545	$16,226
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	7	66	71
Loss on disposal of assets	—	—	11
Changes in operating assets and liabilities:
Accounts receivable	(239)	551	(395)
Other assets	17	1	53
Accounts payable and accrued liabilities	(190)	(73)	(135)
Deferred revenue	(605)	(4,024)	(2,624)

Net cash (used in) provided by operating activities	(1,695)	12,066	13,207

Cash flows from investing activities:
Purchases of fixed assets	(10)	(41)	(56)

Net cash used in investing activities	(10)	(41)	(56)

Cash flows from financing activities:
Release of restricted cash	—	—	65
Capital contribution	1,450	—	—
Dividends paid	(9)	(11,769)	(13,388)

Net cash provided by (used in) financing activities	1,441	(11,769)	(13,323)

Net (decrease) increase in cash	(264)	256	(172)
Cash, beginning of period	828	572	744

Cash, end of period	$564	$828	$572

The accompanying notes are an integral part of these financial statements.

WINZIP COMPUTING, INC.
STATEMENTS OF SHAREHOLDER’S DEFICIT
(in thousands of US dollars, except share data)

	Common stock
			Accumulated
	Shares	Amount	Deficit	Total

Balances, November 30, 2002	100	$1	$(71,311)	$(71,310)

Net income	—	—	16,226	16,226
Dividends	—	—	(13,388)	(13,388)

Balances, November 30, 2003	100	$1	$(68,473)	$(68,472)

Net income	—	—	15,545	15,545
Dividends	—	—	(11,769)	(11,769)

Balances, November 30, 2004	100	$1	$(64,697)	$(64,696)

Net loss	—	—	(685)	(685)
Dividends	—	—	(9)	(9)
Capital contribution	—	—	1,450	1,450

Balances, January 17, 2005	100	$1	$(63,941)	$(63,940)

The accompanying notes are an integral part of these financial statements.

WINZIP COMPUTING, INC.
NOTES TO FINANCIAL STATEMENTS
(in thousands of US dollars, except share data)

1.	Nature of Operations
      WinZip Computing, Inc. (“WinZip” or the “Company”) was incorporated in 1993 in the state of Connecticut as an S Corporation. The Company is the creator of a Windows-based data compression utility WinZip. The Company develops and licenses its product to individuals, businesses and other entities. On January 18, 2005, the Company was acquired by a venture capital investor (Note 8).

2.	Summary of Significant Accounting Policies

Basis of presentation
      All amounts included herein are expressed in thousands of US dollars unless otherwise noted.

Use of estimates and assumptions
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of estimates include the allowance for doubtful accounts, accruals for services and goods received but not yet invoiced, the period of time during which post contract support is expected to be provided and the useful lives of fixed assets. Actual results may differ from these estimates.

Software revenue recognition
      The Company recognizes revenue for its products and related royalties in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9. This SOP states that revenue earned from software arrangements involving multiple elements should be allocated to each element based on the vendor-specific objective evidence (“VSOE”) of the relative fair value of the elements.
      The Company derives its revenue by either licensing its product or receiving royalties from the distribution of its product by foreign resellers. The Company exercises judgment and uses estimates in determining the amount of revenue to be recognized in each accounting period. WinZip recognizes revenue when there is persuasive evidence that an arrangement exists, the Company has delivered the software, the fee is fixed or determinable, and collection of the fee is considered probable.

Product revenue
      The Company’s software is generally licensed under agreements which include a perpetual product license, post contract support (“PCS”) entitling customers to email assistance and software patches, and software upgrades on a when and if available basis. The PCS and software upgrades are contractually provided for a defined period of time, generally 2 years for customers who purchase greater than 200 seat licenses and 6 months for all other customers. All of these elements are distributed as one bundle at a single price and none of the elements have been sold separately, and as a result VSOE for the separate elements does not exist.
      While the customer is contractually entitled to the PCS and software upgrades for only a defined period of time, the Company’s historical practice has been to provide such services to all customers without limitation. In practice, customers have received all upgrades made generally available without charge since the initial introduction of the product. As such, the PCS and software upgrades have been treated as an implicit PCS arrangement for revenue recognition purposes. This practice has been changed effective January 2005, and the Company now offers license-holders PCS for an additional fee. Under this new policy, PCS consists of technical support and the right to unspecified upgrades on a when-and-if-available basis. PCS is now available

WINZIP COMPUTING, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
in one-year terms and must be purchased separately at a standard percentage of the current list price of the software license.
      Through January 17, 2005, since VSOE for separate elements did not exist and the Company’s practice was to provide PCS services beyond the PCS contractual period, the Company recognized its product revenue on a straight-line basis over a six-year period beginning at the time the product was delivered. The six-year period was considered the best estimate of the period over which the PCS was expected to be provided to its customers and the Company considered such factors as the life of computer hardware, the length of time that the Company has followed its practice and the time between product version upgrades.
      Deferred revenue relates primarily to cash received for license and maintenance contracts in advance of service performed and is recognized over a six-year period as described above.

International Royalties
      The Company receives royalty payments under certain license, marketing and distribution agreements with foreign republishers. Under these agreements, the Company provides each foreign republisher the exclusive right to develop and license the local language version of the WinZip product worldwide. The republisher also has the non-exclusive right to license the English language version. The Company provides a master license to its foreign republishers and does not have any other continuing obligation to provide additional products or services to the republisher or its end-user customer. The republishers are solely responsible for localizing the product and providing any PCS.
      The Company recognizes revenue when the republisher sells the WinZip product to the end customer, assuming all other revenue recognition criteria have been met. The Company’s revenue is based on monthly royalty reports, prepared by the republisher, which provide evidence of the product deliveries. The revenue earned is based on fees, which are usually a fixed percentage of the products’ suggested retail selling price.

Concentration of credit risk
      Statement of Financial Accounting Standards (“SFAS”) No. 105, “Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk”, requires disclosures of any significant off-balance sheet and credit risk concentration. As of January 17, 2005, November 30, 2004 and November 30, 2003 the Company had no significant off-balance sheet or credit risk concentrations such as foreign currency exchange contracts or other hedging instruments.
      The Company maintains a relationship with an e-commerce fulfillment company that has a non-exclusive right to resell WinZip products over the Internet. Sales are recorded gross of commissions and chargeback fees which are included in cost of revenues. For the periods ended January 17, 2005, November 30, 2004 and November 30, 2003, approximately $816, $770 and $1,298 of the accounts receivable balance was due from the Company’s e-commerce fulfillment company. For the 48-day period ended January 17, 2005 and fiscal years ended November 30, 2004 and 2003, approximately $1,209, $12,329 and $11,940 of total revenue was through this fulfillment company.

Restricted cash
      WinZip maintained restricted cash of approximately $65 at January 17, 2005, November 30, 2004 and 2003, which represents a cash deposit for the Company’s leased premises. Restricted cash is recorded at cost and included as a separate line item on the balance sheets.

WINZIP COMPUTING, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)

Fair value of financial instruments
      The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments.

Fixed assets
      Fixed assets are recorded at cost, less accumulated depreciation and amortization. Expenditures for repairs and maintenance are charged to expense as incurred while those relating to major improvements are treated as capital additions and depreciated over the remaining useful life of the related asset. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. Depreciation and amortization are calculated using the straight-line method with the following estimated useful lives:

Furniture and fixtures	7 years
Computer equipment	5 years
Automobiles	5 years
Leasehold improvements	the shorter of 3 years (minimum lease term) or the economic life
      The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets to be Disposed of”. The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets’ carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses.

Software development costs
      The Company accounts for internally developed software costs in accordance with SFAS No. 86, “Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). SFAS 86 requires product development costs to be charged to expense as incurred until technological feasibility is established. The Company’s software development costs include application and tools development, testing, translation, and localization costs incurred in production software to be licensed to customers. Technological feasibility is established at the point in which a working model of the product has been completed and completeness of the working model and its consistency with the product design has been confirmed by testing. The time between the establishment of technological feasibility and general release of the product is traditionally short, and to date, costs incurred during this period have not been material. Accordingly, the Company did not capitalize any development costs in the fiscal periods ended January 17, 2005, November 30, 2004 and November 30, 2003.

Income taxes
      The Company has elected to be treated as an S-Corporation and accordingly, Federal and Connecticut income taxes on the Company’s income are the responsibility of the shareholder and not the Company. Accordingly, no provision for Federal and Connecticut income taxes has been recorded in the accompanying Statements of Operations.

Advertising costs
      Advertising costs are expensed as incurred, and were approximately $191, $1,546 and $1,516 for the fiscal periods ended January 17, 2005, November 30, 2004 and November 30, 2003, respectively.

WINZIP COMPUTING, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)

Shipping and handling
      The Company records the amounts it charges its customers for shipping and handling the software products as revenues, and records the related costs as a cost of revenues on the Statement of Operations. Revenues from shipping and handling are not significant.

Stock compensation
      The Company has not participated in any stock compensation plans and no awards have been issued since its inception.

Recent accounting pronouncements
      In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantees and warranties. The initial recognition requirements of FIN 45 were effective for guarantees issued or modified after December 31, 2002, and adoption of the disclosure requirements was effective for fiscal years ending after December 31, 2002. As of January 17, 2005 the Company does not have any guarantees of indebtedness.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. This Statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this Statement to have a material impact on the financial statements of the Company.

3.	Accounts Receivable and Allowance for Doubtful Accounts
      Receivables are net of the allowance for doubtful accounts. The allowance for doubtful accounts is a reserve established through a provision for bad debts charged to expense and represents the Company’s best estimate of probable losses resulting from non-payment of amounts recorded in accounts receivable. The allowance for doubtful accounts is as follows:

		November 30,
	January 17,
	2005	2004	2003

Gross accounts receivable	$1,840	$1,601	$2,145
Less: allowance for doubtful accounts	7	7	—

	$1,833	$1,594	$2,145

WINZIP COMPUTING, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)

4.	Fixed Assets

		November 30,
	January 17,
	2005	2004	2003

Fixed Assets
Automobile	$9	$9	$9
Equipment	382	372	331
Leasehold improvements	10	10	10

	401	391	350
Less: accumulated depreciation	209	202	136

Fixed assets, net	$192	$189	$214

      Depreciation expense for the periods ended January 17, 2005, November 30, 2004 and November 30, 2003 was $7, $66 and $71, respectively.

5.	Accounts Payable and Accrued Liabilities

		November 30,
	January 17,
	2005	2004	2003

Trade accounts payable	$382	$288	$286
Accrued payroll	109	74	80
Accrued vacation	97	100	91
Accrued bonus	—	302	306
Accrued consulting fees	—	12	82
Accrued bank fees	—	2	4

	$588	$778	$849

6.	Commitments and Contingencies
      WinZip rents office space pursuant to a lease agreement with a term that expires in May 2006. This lease agreement includes a 3-year extension option at a rate based on the then current annual rent adjusted for the percentage of change in the Consumer Price Index for the two years prior. At January 17, 2005, the future minimum lease payments required under the operating lease agreement are as follows:

Lease

Remainder of fiscal 2005	$82
Fiscal 2006	49

$131

      Lease expense totaled $20, $100 and $87 in the periods ended January 17, 2005, November 30, 2004 and November 30, 2003, respectively.
      From time to time the company is involved in various disputes and litigation matters that arise in the ordinary course of business. As of the time of this report there were no material pending legal proceedings to which the Company is party.

WINZIP COMPUTING, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)

7.	Employee Benefit Plan
      The Company maintains a 401(k) and profit sharing defined contribution benefit plan that covers all eligible employees who have attained 21 years of age and provided at least three months of service. This plan allows employees to contribute up to 60% of their pre-tax annual salary up to a defined maximum (currently $13). The Company matches a portion of the employee contributions, up to 6% of their annual salary, vesting immediately. Employer contributions, which may be discontinued at the Company’s discretion, amounted to $99, $151 and $146 during the periods ended January 17, 2005, November 30, 2004 and November 30, 2003, respectively.

8.	Subsequent Events

Acquisition
      On January 18, 2005, Vector WZ Holdings, Ltd. (“Vector”) acquired all the outstanding common shares of WinZip (“the Acquisition”). The Acquisition will be accounted for as a purchase transaction and the results of the purchase accounting are expected to be pushed down to WinZip. Accordingly, the purchase price will be allocated to the assets acquired and liabilities assumed based on estimates of fair value on or about the acquisition date. The excess of the purchase price over the fair value of the net assets acquired will be allocated to goodwill. The accompanying financial statements do not reflect any impact of the Acquisition.

Promissory note and new debt
      As a result of the Acquisition, on January 18, 2005, the Company obtained a 9% secured promissory note (“Acquisition Loan”) for $15 million. The Acquisition Loan was repayable in full at the maturity date of June 29, 2005, along with any unpaid and accrued interest. Interest of 9% per annum accrued on the unpaid principal amount until it was repaid in full.
      On June 29, 2005, the Company secured a new $23 million term loan (“Term Loan”) and a $1 million revolving line of credit (“Revolver”). The proceeds were used to repay in its entirety the Acquisition Loan.
      The Term Loan requires monthly payments of $479 plus interest beginning July 31, 2005 until the maturity date of June 29, 2008. At that time, the remaining principal balance is due. The Term Loan bears interest at prime plus a base rate margin, as defined in the credit agreement. For the first three months, the base rate margin is equal to 5.5%. Subsequently, the base rate margin will be determined by an adjusted leverage ratio. The Company can prepay the outstanding balance at any time and there are mandatory semi-annual payments, beginning December 31, 2005. The semi-annual payment is equal to 75% of the Excess Cash Flow, as defined in the credit agreement, for each 6-month period. The Term Loan is secured by intellectual property and cash collateral accounts and is subject to certain financial covenants as set forth in the credit agreement.
      The Revolver expires on June 29, 2008. Interest on the Revolver accrues at the same rate as the Term Loan. The Revolver is secured by intellectual property and cash collateral accounts.

Report of Independent Registered Public Accounting Firm
The Board of Directors
Jasc Software, Inc.
      We have audited the accompanying balance sheets of Jasc Software, Inc. as of December 3l, 2003 and 2002, and the related statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jasc Software, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP
January 30, 2004
Minneapolis, Minnesota

JASC SOFTWARE, INC.
BALANCE SHEETS
(in thousands of U.S. dollars)

	December 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$868	$802
Accounts receivable (less allowances for uncollectible accounts and product returns totaling $2,033 in 2003 and $613 in 2002)	7,935	7,056
Note receivable	60	—
Inventories	1,162	460
Prepaid expenses	1,139	335

Total current assets	11,164	8,653
Property and equipment:
Equipment and software	3,545	3,218
Leasehold improvements	236	236

	3,781	3,454
Less accumulated depreciation and amortization	(3,046)	(2,582)

	735	872
Restricted cash	—	30
Deposits	43	55
Other assets, net	52	73
Acquired technology, net	589	663

Total Assets	$12,583	$10,346

	December 31,

	2003	2002

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,360	$803
Accrued compensation and withholdings	1,055	619
Accrued profit sharing	—	257
Accrued distributor discounts	813	539
Accrued royalties	575	466
Accrued rebates	784	514
Other accrued liabilities	575	832
Customer deposits	101	226
Current portion of capital lease obligation	3	—

Total current liabilities	6,266	4,256
Capital lease obligation, less current portion	4	—

Stockholders’ equity:
Preferred stock, $0.01 par value; authorized shares—5,000,000; issued and outstanding—none	—	—
Common stock, $0.01 par value; authorized shares—10,000,000; issued and outstanding—4,405,000	44	44
Additional paid-in capital	1,512	1,512
Retained earnings	4,757	4,534

Total stockholders’ equity	6,313	6,090

Total liabilities and stockholders’ equity	$12,583	$10,346

See accompanying notes.

JASC SOFTWARE, INC.
STATEMENTS OF INCOME
(in thousands of U.S. dollars)

	Year Ended
	December 31,

	2003	2002

Net sales	$32,841	$27,293
Cost of goods sold	6,736	5,077

Gross profit	26,105	22,216

Operating Expenses:
General and administration	5,079	4,283
Marketing and selling	10,497	8,204
Product development	6,797	7,502
Profit sharing compensation	728	778

	23,101	20,767

Income from operations	3,004	1,449
Interest expense	(1)	(37)
Interest Income	12	4
Other (expense) income	(35)	84
Foreign currency gain	391	350

	367	401

Net income	$3,371	$1,850

See accompanying notes.

JASC SOFTWARE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands of U.S. dollars)

	Common Stock
			Additional
	Common	Share	Paid in	Retained
	Shares	Capital	Capital	Earnings	Total

Balance, December 31, 2001	4,405	$44	$1,512	$4,285	$5,841
Distribution to shareholders	—	—	—	(1,601)	(1,601)
Net income	—	—	—	1,850	1,850

Balance, December 31, 2002	4,405	44	1,512	4,534	6,090
Distribution to shareholders	—	—	—	(3,148)	(3,148)
Net income	—	—	—	3,371	3,371

Balance, December 31, 2003	4,405	$44	$1,512	$4,757	$6,313

See accompanying notes.

JASC SOFTWARE, INC.
STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended
	December 31,

	2003	2002

Net Income	$3,371	$1,850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	657	888
Changes in operating assets and liabilities
Accounts receivable	(939)	(2,049)
Inventories	(701)	133
Prepaid expenses	(804)	(205)
Restricted cash	30	30
Deposits	12	43
Accounts payable	1,557	145
Accrued liabilities	574	1,547
Customer deposits	(125)	68

Net cash provided by operating activities	3,632	2,450

Investing activities
Purchases of property and equipment	(325)	(181)
Acquisition of technology	(90)	(53)

Net cash used in investing activities	(415)	(234)

Financing activities
Net payments under line of credit	—	(671)
Distributions to stockholders	(3,148)	(1,601)
Payments on obligation under capital lease	(3)	(188)

Net cash used in financing activities	(3,151)	(2,460)

Net increase (decrease) in cash	66	(244)
Cash and cash equivalents at beginning of year	802	1,046

Cash and cash equivalents at end of year	$868	$802

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$1	$37

Property and equipment acquired through capital lease obligation	$9	$—

See accompanying notes.

JASC SOFTWARE, INC.
NOTES TO THE FINANCIAL STATEMENTS

1.	Business Activity
      Jasc Software, Inc. (the “Company”) designs, develops, markets and sells general-use digital imaging software throughout the world.

2.	Summary of Significant Accounting Policies

Revenue Recognition
      The Company accounts for the licensing of software in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, “Software Revenue Recognition”, as amended. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. The Company recognizes revenue upon shipment of its product in the United States from its distributors to retailers and upon shipment to master representatives, internationally.
      The Company has several retailers in the United States which operate on a consignment basis, where revenue is recognized at the time the retailer sells the Company’s product to the end customer. The Company has two international master representatives with whom it does business on a royalty basis, in which profits are shared and recognized as royalty revenue at the time the master representative sells the Company’s product to the end customer. Royalty revenue of $3,890 and $3,369 is included in net sales for the years ended December 31, 2003 and 2002, respectively.
      The Company offers product right of return terms to certain customers. This right of return is accounted for in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Right of Return Exists, with returns estimated based on historical activity and reflected as a reduction of revenues.

Shipping and Handling Costs
      The Company classifies costs incurred for shipping in costs of goods sold. Any shipping costs billed to customers are included in revenue.

Cash and Cash Equivalents
      The Company considers all investments with an original term to maturity of 90 days or less when purchased to be cash equivalents. The carrying cost of cash equivalents at December 31, 2003 and 2002 approximates fair value.

Inventories
      Inventories are valued at the lower of cost or market value. Cost is determined on a first-in, first-out basis. Inventories consist of materials and finished goods.

Equipment and Leasehold Improvements
      Equipment and leasehold improvements are recorded at cost and depreciated using the straight-line method over three to seven years. The Company leases equipment under capital leases. Amortization of these leased assets is included in depreciation expense.

JASC SOFTWARE, INC.
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Impairment of Long-Lived Assets
      The Company evaluates its long-lived assets for impairment losses when indicators of impairment are present by comparing the undiscounted cash flows to the assets’ carrying amount. An impairment loss is recorded if necessary.

Stock-Based Compensation
      At December 31, 2003 the Company has a stock-based employee compensation plan that is described more fully in Note 8. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost is reflected in net income for 2003 and 2002 as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2003	2002

Net income, as reported	$3,371	$1,850
Deduct: total stock-based compensation expense determined under fair-value-based method for all awards	(139)	(75)

Pro forma net income	$3,232	$1,775

      The fair value of these options was estimated at the date of grant using the minimum fair value option pricing model. The minimum value option pricing model is used by nonpublic companies and excludes stock price volatility of the stock in the calculation of fair value of the option. The following assumptions were used for options granted in 2003: risk free interest rate of 4.06%; dividend yield of 0%; and an expected life of the option of ten years. The fair value of options granted in 2003 and 2002 was $0.66 and $1.26 per share, respectively.

Advertising
      Advertising costs are expensed as incurred and totaled $2,218 and $1,418 in 2003 and 2002, respectively and are included as sales and marketing expenses in the statements of income.

Product Development
      Product development expenditures are charged to operations as incurred, SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility and until the product is generally available for sale. Costs incurred by the Company during this phase have been immaterial. Therefore, the Company has not capitalized any software development costs through December 31, 2003.

Other Assets
      Other assets include patent costs that are being amortized over five years. The accumulated amortization as of December 31, 2003, and 2002 was $52 and $31, respectively.

JASC SOFTWARE, INC.
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Acquired Technology
      In 2003 and 2002, the Company acquired the technology of certain products. The cost is being amortized on a straight line basis over five years. The accumulated amortization as of December 31, 2003 and 2002, was $312 and $148, respectively.

Income Taxes
      The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the stockholders of an S corporation are taxed on their proportionate share of the Company’s taxable income. As a result, no provision for federal taxes has been included in the financial statements.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification
      A certain prior year amount has been reclassified to conform to the current year financial statement presentation.

3.	Commitments

Royalties
      The Company has entered into various licensing agreements requiring royalty payments ranging from 0.65% to 50% of specified product sales. During 2003 and 2002 the Company recorded royalty expense of $1,772 and $1,390, respectively, which is included in costs of goods sold in the statements of income.

Leases
      The Company leases its office and warehouse space under a noncancelable operating lease agreement. The current operating lease is effective until December 31, 2008. Minimum future lease obligations under this lease, excluding operating costs, are as follows for the years ending December 31:

2004	$416
2005	424
2006	433
2007	441
2008	450

$2,164

      The Company is required to maintain a letter of credit to secure its operating lease. The amount required at December 31, 2003 and 2002, was $30. The Company has a certificate of deposit on hand at a bank for this letter of credit. This amount has been reported as restricted cash in the balance sheet in 2002 and as cash and cash equivalents in 2003 as it becomes unrestricted in January 2004.
      Rent expense for the years ended December 31, 2003 and 2002 was $1,002 and $979, respectively.

JASC SOFTWARE, INC.
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

4.	Financing Agreements
      The Company has a line of credit agreement totaling $30,000 available for borrowings at prime (4.0% at December 31, 2003) through September 15, 2004. Borrowings under the agreement are secured by essentially all assets. The agreement contains certain restrictive covenants. The Company was in compliance with the covenants at December 31, 2003.

5.	401(K) Plan
      The Company has a qualified 401(K) plan covering all employees meeting the eligibility requirement. The Company made matching contributions of $347 and $455 for the years ended December 31, 2003 and 2002, respectively.

6.	Profit Sharing Plan
      The Company has a nonqualified profit sharing plan covering all employees meeting eligibility requirements. A fixed percentage of the Company’s operating income is paid out each quarter in the form of taxable distributions. Total expenses under the plan during 2003 and 2002, were $728 and $778, respectively.

7.	Significant Concentrations
      One customer accounted for 16% of revenue for the year ended December 31, 2003. Two customers accounted for 11% and 10% of revenue for the year ended December 31, 2002.

8.	Stock Options
      The Company has a 1997 Omnibus Stock Plan (the Plan), pursuant to which 1,025,000 shares of common stock are reserved for issuance of incentive or nonqualified stock options to employees, directors, and consultants. The number of shares, exercise price, and option terms are to be determined by a committee designated by the Board of Directors. The options generally vest over five years and expire in ten years.
      Stock option activity is summarized as follows:

		Weighted Average
		Option Price
	Options Outstanding	per Share

Balance at December 31, 2001	476,358	$3.76
Granted	60,000	3.75
Canceled	(136,566)	3.75

Balance at December 31, 2002	399,792	3.76
Granted	20,000	3.75
Canceled	(1,652)	3.75

Balance at December 31, 2003	418,140	3.76

      The options outstanding at December 31, 2003 expire at various dates through 2013 and have a weighted average contractual life remaining of 5.55 years. The exercise price of the outstanding options range from $3.75 to $3.90 per share. The number of options exercisable as of December 31, 2003 and 2002 was 318,381 and 245,441, respectively, at a weighted average exercise price of $3.76 per share.

JASC SOFTWARE, INC.
INTERIM FINANCIAL STATEMENTS
For nine months ended September 30, 2004
(unaudited)

JASC SOFTWARE, INC.
BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share data)

	September 30,	December 31,
	2004	2003

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,531	$868
Net accounts receivable	4,789	7,935
Note receivable	60	60
Inventories	1,071	1,162
Prepaid expenses	1,922	1,139

Total current assets	10,373	11,164

Property and equipment:	677	735
Deposits	—	43
Other assets, net	14	52
Acquired technology, net	501	589

Total Assets	$11,565	$12,583

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,161	$2,360
Accrued compensation and withholdings	737	1,055
Other accrued liabilities	2,939	2,747
Customer deposits	196	101
Current portion of capital lease obligation	3	3

Total current liabilities	6,036	6,266

Capital lease obligation, less current portion	2	4

Total Liabilities	6,038	6,270

Commitments and Contingencies
Shareholders’ equity:
Preferred stock, $0.01 par value; authorized shares—5,000,000; issued and outstanding—none	—	—
Common stock, $0.01 par value; authorized shares—10,000,000; issued and outstanding—4,405,000	44	44
Additional paid-in capital	1,512	1,512
Retained earnings	3,971	4,757

Total shareholders’ equity	5,527	6,313

Total liabilities and shareholders’ equity	$11,565	$12,583

(See accompanying notes)

JASC SOFTWARE, INC.
STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars)

	Nine Months
	Ended
	September 30,

	2004	2003

	(unaudited)
Revenues	$22,705	$23,794
Cost of goods sold	5,577	4,610

Gross margin	17,128	19,184

Operating expenses
General and administration	3,660	3,876
Sales and marketing	7,891	7,580
Product development	5,490	5,289

Total operating expenses	17,041	16,745

Income from operations	87	2,439

Other expenses (income)
Interest expense	1	—
Interest income	(17)	(10)
Other income	(85)	(11)
Foreign exchange	168	(270)

Total other expense	67	(291)

Net income	$20	$2,730

(See accompanying notes)

JASC SOFTWARE, INC.
STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months
	Ended
	September 30,

	2004	2003

	(unaudited)
Net Income	$20	$2,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	305	492
Gain on sale of property and equipment	(2)	—
Changes in operating assets and liabilities
Accounts receivable	3,146	(125)
Inventories	91	(595)
Prepaid expenses	(783)	(853)
Deposits	43	—
Accounts payable	(199)	654
Accrued liabilities	(126)	—
Customer deposits	95	86

Cash flows from operations	2,590	2,389

Investing activities
Purchases of property and equipment	(121)	(207)
Acquisition of technology	—	(90)
Proceeds from sale of property and equipment	2	—

Net cash used in investing activities	(119)	(297)

Financing activities
Distributions to stockholders	(806)	(1,683)
Payments on obligation under capital lease	(2)	(1)

Net cash used in financing activities	(808)	(1,684)

Net increase in cash	1,663	408
Cash and cash equivalents at beginning of period	868	802

Cash and cash equivalents at end of period	$2,531	$1,210

(See accompanying notes)

JASC SOFTWARE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands of U.S. dollars)

	Common Stock
			Additional
	Common	Share	Paid in	Retained
	Shares	Capital	Capital	Earnings	Total

Balance, December 31, 2002	4,405	$44	$1,512	$4,534	$6,090
Distribution to shareholders	—	—	—	(3,148)	(3,148)
Net income	—	—	—	3,371	3,371

Balance, December 31, 2003	4,405	$44	$1,512	$4,757	$6,313
Distribution to shareholders	—	—	—	(806)	(806)
Net income	—	—	—	20	20

Balance, September 30, 2004 (unaudited)	4,405	$44	$1,512	$3,971	$5,527

(See accompanying notes)

JASC SOFTWARE, INC.
NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies
      All dollar amounts included herein are expressed in thousands of US$ unless otherwise noted. Certain per share information is expressed in units of US$ unless otherwise noted.
      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). In management’s opinion, all adjustments necessary for fair presentation are reflected in the financial statements. All adjustments made are normal and recurring in nature. Jasc Software Inc. (“Jasc”) has followed the same accounting policies and methods of application as in the most recent audited financial statements except as stated herein.

Stock-Based Compensation
      The Company has a stock-based employee compensation plan that is accounted for under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost is reflected in net income for nine months ending September 30, 2004 and 2003 as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Nine Months
	Ended Sept 30,

	2004	2003

Net income, as reported	$20	$2,730
Deduct: total stock-based compensation expense determined under fair-value-based method for all awards	(101)	(104)

Pro forma net income (loss)	$(81)	$2,626

      The fair value of these options was estimated at the date of grant using the minimum fair value option pricing model. The minimum value option pricing model is used by nonpublic companies and excludes stock price volatility of the stock in the calculation of fair value of the option.

Advertising
      Advertising costs are expensed as incurred and totaled $2.8 million and $1.7 million for the nine months ended September 30, 2004 and 2003 respectively and are included as sales and marketing expenses in the statements of income.

JASC SOFTWARE, INC.
NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS—(Continued)

2.	Property and equipment
      The components of property and equipment for the periods presented are as follows:

	September 30,	December 31,
	2004	2003

Cost:
Equipment and software	3,666	3,545
Leasehold improvements	236	236

	3,902	3,781
Less accumulated depreciation	(3,225)	(3,046)

Total property and equipment	677	735

3.	Contingencies
      At September 30, 2004, the Company was a defendant in a patent infringement proceeding. Compression Labs, Inc. v. Corel Inc. et al. Plaintiff Compression Labs, Inc. filed this patent infringement action on April 22, 2004 against the Company and twenty-seven other defendants in the U.S. District Court for the Eastern District of Texas, alleging infringement of U.S. patent 4,698,672. Plaintiff alleged that the defendants infringe the patent through various implementations of JPEG compression and decompression. Plaintiff sought unspecified damages and attorneys fees. This litigation was settled in January 2006.

4.	Significant Concentrations
      One customer accounted for 14% and 10% of revenue for the nine months ended September 30, 2004 and 2003, respectively.

5.	Subsequent events

Acquisition
      On October 25, 2004, Corel Corporation (“Corel”) acquired all the outstanding common stock and technology of Jasc and the Company was merged into one of Corel’s wholly owned subsidiaries.

NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with the U.S. Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.
COMPILATION REPORT ON PRO FORMA COMBINED CONDENSED
STATEMENT OF OPERATIONS
To the Directors of

Corel Corporation
      We have read the accompanying unaudited pro forma combined condensed statement of operations for the year ended November 30, 2005 of Corel Corporation (the “Company”) and have performed the following procedures.

1. Compared the figures in the column captioned “Corel Year Ended November 30, 2005 (Combined)” to the audited combined consolidated statement of operations of the Company for the year ended November 30, 2005 and found them to be in agreement.

2. Compared the figures in the column captioned “WinZip 48-Day Period December 1, 2004 Through January 17, 2005” to the audited financial statements of WinZip Computing, Inc. for the 48 day period ended January 17, 2005 and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and

(b) whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

The officials:

(a) described to us the basis for determination of the pro forma adjustments; and

(b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments and found the amounts in the column captioned “Pro Forma Year Ended November 30, 2005” to be arithmetically correct.
A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(signed) PricewaterhouseCoopers llp
Chartered Accountants
Ottawa, Canada
March 7, 2006

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
      The following unaudited pro forma combined condensed financial statements (“Pro Forma Financial Statements”) and related notes are presented to give effect to:

•	the reorganization of Corel’s share capital (“equity recapitalization”) by way of amalgamation with a wholly-owned subsidiary;

•	the probable combination of WinZip and the issuance of 4,322,587 common shares to Vector Capital as consideration for the acquisition; and

•	the 1.0 for 11.7 reverse split of Corel’s common shares.
      These Pro Forma Financial Statements represent the combined Company’s unaudited pro forma combined condensed statement of operations for the year ended November 30, 2005, assuming the items noted above took place on December 1, 2004.
      This unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the acquisition been consummated as of the date indicated or that may be achieved in the future.
      The unaudited pro forma combined condensed financial information should be read in conjunction with the financial statements and related notes of Corel and WinZip included elsewhere in this Registration Statement.

COREL CORPORATION
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

		WinZip
		48-Day
		Period
	Corel Year	December 1,
	Ended	2004		Pro Forma
	November 30,	Through		Year Ended
	2005	January 17,	Pro Forma	November 30,
	(Combined)	2005	Adjustments(1)	2005

Revenues	$164,044	$3,260	$—	$167,304
Cost of revenues	19,615	126	—	19,741
Amortization of intangible assets	26,139	—	552	26,691

Gross margin	118,290	3,134	(552)	120,872

Operating expenses
Sales and marketing	54,056	602	3	54,661
Research and development	23,538	1,026	3	24,567
General and administration	19,851	2,191	3	22,045
Other operating	3,125	—	—	3,125
Restructuring	834	—	—	834

Total operating expenses	101,404	3,819	9	105,232

Income (loss) from operations	16,886	(685)	(561)	15,640
Other income (expenses)
Loss on debt retirement	3,937	—	—	3,937
Interest income	(178)	—	—	(178)
Interest expense	12,786	—	—	12,786
Gain on disposal of investments	(125)	—	—	(125)
Amortization of deferred financing fees	1,756	—	64	1,820
Other non-operating expense	1,172	—	—	1,172

Loss before taxes	(2,462)	(685)	(625)	(3,772)
Income tax expense	6,291	—	—	6,291

Net loss	$(8,753)	$(685)	$(625)	$(10,063)

Net income (loss) per share(3)
Basic
Class A	$(2.40)			N/A
Class B	$(2.40)			N/A
WinZip common	$136.90			N/A
Corel common	N/A			$(0.52)
Fully diluted
Class A	$(2.40)			N/A
Class B	$(2.40)			N/A
WinZip common	$136.90			N/A
Corel common	N/A			$(0.52)
Weighted average number of shares (2)(3)
Shares used in basic per share amounts
Class A	3,737			N/A
Class B	8,321			N/A
WinZip common	20			N/A
Corel common	N/A			19,489
Shares used in fully diluted per share amounts
Class A	3,737			N/A
Class B	8,321			N/A
WinZip common	20			N/A
Corel common	N/A			19,489

COREL CORPORATION
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
      (1)     The combination of WinZip has been treated as if it was completed on December 1, 2004 for the purpose of presenting the pro forma combined statement of operations. Depreciation and amortization has been adjusted for the 48-day period ended January 17, 2005 based on the fair values assigned to capital assets and identifiable intangibles on the application of push-down accounting at January 18, 2005.
      (2)     Corel’s outstanding shares have been adjusted to give effect to the equity recapitalization, the common shares assumed to be issued on the WinZip combination and the reverse split, had these transactions taken place at the beginning of the period presented:

				WinZip	Corel
		Class B	Preferred	common	common

	Class sA	Shares	Shares	Shares	Shares

Actual shares outstanding at November 30, 2005 (combined)	43,800	97,444	10,390	20	N/A
Equity recapitalization, December 1, 2005	(43,800)	(97,444)	(10,390)	—	177,609
Corel shares issued upon combination of WinZip*	—	—	—	(20)	50,620

Subtotal before reverse split	—	—	—	—	228,229
Reverse split	—	—	—	—	(208,740)

Pro forma common shares outstanding at November 30, 2005	—	—	—	—	19,489

*	The combination is a transaction between entities under common control, and will be accounted for as a related party transaction. Accordingly, the fair value of the 4,322,587 Corel common shares that will be issued as consideration for the transaction will be recorded as share capital and any difference between this and the carrying amount of WinZip’s net assets will be treated as a dividend.
     (3)     Net income (loss) per share is calculated based on the pro forma weighted average number of common shares outstanding during the period, adjusted to give effect to the equity recapitalization and the common shares assumed to be issued on the WinZip combination, had these transactions taken place at the beginning of the period presented. No diluted calculation was shown because the effects of the potentially dilutive instruments are anti-dilutive.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers
      Our restated articles of incorporation and bylaws require us to indemnify, to the fullest extent permitted by the CBCA, each current or former director or officer of the company who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and their heirs and legal representatives. We will indemnify him or her for expenses reasonably incurred by such individual in respect of a proceeding in which such individual is or may be joined as a party or is or may be liable for or in respect of penalty by reason of such individual being or having been a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. This right to indemnification also includes the right to be paid by us the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the CBCA.
      Our bylaws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and their heirs and legal representatives. We have purchased director and officer liability insurance.
      We intend to enter into indemnity agreements with our directors and officers which provide, among other things, that we will indemnify him or her for expenses reasonably incurred by such individual in respect of a proceeding in which such individual is or may be joined as a party or is or may be liable for or in respect of penalty by reason of such individual being or having been a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Item 7.	Recent Sales of Unregistered Securities
      In the three years prior to the filing of this registration statement the following were the only issuances and sales of unregistered securities:

In October 2004, we issued 379,677 common shares, $2.4 million in the aggregate, to six former shareholders of Jasc in connection with our acquisition of Jasc, in reliance on the exemption provided for by section 4(2) of the Securities Act of 1933. In connection with such sale, certain of the shareholders represented to us that they were “accredited investors” as defined in Rule 506 of the Securities Act of 1933, while the remaining shareholders were determined to be sophisticated investors. All of the non-accredited shareholders were represented by an accredited purchaser representative and were provided with financial and other information about the company.

In September 2005, we issued a total of 4,270 common shares to an officer for an exercise price of $5,000 in the aggregate, upon exercise of previously granted stock options.

In February 2006, we issued 3,245 common shares, $50,000 in the aggregate, to the owners of an unaffiliated service provider, in consideration for services rendered to us, in reliance on the exemption provided for by section 4(2) of the Securities Act of 1933. In connection with such sale, the purchasers represented to us that they were “accredited investors” as defined in Rule 506 of the Securities Act of 1933.

In February 2006, we agreed to purchase WinZip from Vector Capital. In February 2006, we agreed to issue 4,322,587 common shares to Vector Capital as consideration for the acquisition of WinZip, in reliance on the exemption provided for in section 4(2) of the Securities Act of 1933. Our acquisition of WinZip is intended to be completed concurrently with the closing of this offering. In connection with such sale, Vector Capital represented to us that it was an “accredited investor” as defined in Rule 506 of the Securities Act of 1933.

We granted units to our officers, directors, employees and consultants in respect of 501,806 and 955,395 and 49,225 common shares in fiscal 2004, 2005 and the first quarter of 2006, respectively. All of the 2004 and 2005 units had an exercise price of $1.17, except for 17,640 units granted in November 2005, which had an exercise price of $13.82. The units issued in the first quarter of 2006 had a weighted average exercise price of $15.76. The units referenced above were issued in reliance upon the exemption provided by Rule 701 under the Securities Act. A copy of the Company’s share option and Phantom Unit Plan was made available to individuals who were granted units.

Item 8.	Exhibits and Financial Statement Schedules
      The following exhibits are filed as part of this registration statement:

Exhibit
Number		Exhibit

1	.1*	Form of Underwriting Agreement by and among Corel Corporation and the Underwriters named therein
2	.1**	Agreement and Plan of Merger dated as of October 8, 2004 by and among Corel Corporation, Corel JS Acquisition, Inc., Corel Holdings Corporation, Jasc Software, Inc. and each Jasc Software, Inc. shareholder
2	.2**	Form of Stock Purchase Agreement by and among Vector CC Holdings IV, SRL, WinZip Computing LLC, Cayman Ltd. Holdco and Corel Corporation
3	.1**	Certificate and Articles of Continuance
3	.2**	Articles of Amendment
3	.3**	By-laws
4	.1**	Form of Registration Rights Agreement by and among Corel Corporation and the stockholders named therein
4	.2**	Form of Corel Corporation Share Certificate
5	.1**	Opinion of Torys LLP regarding legality
10	.1**	Form of Credit Agreement by and among Corel Corporation, Corel US Holdings, LLC, Morgan Stanley Senior Funding Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. and a syndicate of financial institutions
10	.2**	Employment Agreement between Corel Corporation and David Dobson
10	.3**	Employment Agreement between Corel Corporation and Douglas McCollam
10	.4**	Employment Agreement between Corel Inc. and Randy Eisenbach
10	.5**	Employment Agreement between Corel Corporation and Amanda Bedborough
10	.6**	Employment Agreement between Corel Corporation and Jacqueline Maartense
10	.7**	2003 Share Option and Phantom Unit Plan
10	.8**	2006 Equity Incentive Plan
10	.9**	Form of Equity Award
10	.10**	Form of Officer and Director Indemnification Agreement
10	.11**	Lease of office space by and between Churchill Office Park Ltd. and Corel Corporation (headquarters office lease)
10	.12**	Advisory Services Expense Reimbursement Agreement
10	.13**	Agreement and Full and Final Release between Corel Corporation and Jacqueline Maartense effective January 20, 2006
21	.1**	Subsidiaries of Corel Corporation
23	.1*	Consent of PricewaterhouseCoopers LLP
23	.2*	Consent of PricewaterhouseCoopers LLP
23	.3*	Consent of Ernst & Young LLP
23	.4**	Consent of Torys LLP (included in opinion referenced in Exhibit 5.1)
24	.1**	Powers of Attorney (see Page II-4 of the Registration Statement on Form F-1 filed April 4, 2006)
99	.1**	Financial Statement Schedule I (Schedule of Allowance for Doubtful Accounts and Provision for Returns and Rebates)
99	.2**	Report Of Independent Registered Public Accounting Firm On Financial Statement Schedule I

 * Filed herewith.
** Previously filed.

Item 9.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of his registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Ottawa, Canada on April 25, 2006.

COREL CORPORATION

/s/ Christopher DiFrancesco

Christopher DiFrancesco
Vice President, Legal, General Counsel and Secretary
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the date indicated:
COREL CORPORATION

Name	Title	Date

* David Dobson	Chief Executive Officer (Principal Executive Officer) and Director	April 25, 2006

* Douglas McCollam	Chief Financial Officer (Principal Financial Officer and Accounting Officer) and Director	April 25, 2006

* Steven Cohen	Director	April 25, 2006

* J. Ian Giffen	Director	April 25, 2006

* Amish Mehta	Director (Authorized Representative in the United States)	April 25, 2006

* Alexander Slusky	Director	April 25, 2006

*By:	/s/ Christopher DiFrancesco

Attorney-in-Fact

Exhibit
Number		Exhibit

1	.1*	Form of Underwriting Agreement by and among Corel Corporation and the Underwriters named therein
2	.1**	Agreement and Plan of Merger dated as of October 8, 2004 by and among Corel Corporation, Corel JS Acquisition, Inc., Corel Holdings Corporation, Jasc Software, Inc. and each Jasc Software, Inc. shareholder
2	.2**	Form of Stock Purchase Agreement by and among Vector CC Holdings IV, SRL, WinZip Computing LLC, Cayman Ltd. Holdco and Corel Corporation
3	.1**	Certificate and Articles of Continuance
3	.2**	Articles of Amendment
3	.3**	By-laws
4	.1**	Form of Registration Rights Agreement by and among Corel Corporation and the stockholders named therein
4	.2**	Form of Corel Corporation Share Certificate
5	.1**	Opinion of Torys LLP regarding legality
10	.1**	Form of Credit Agreement by and among Corel Corporation, Corel US Holdings, LLC, Morgan Stanley Senior Funding Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. and a syndicate of financial institutions
10	.2**	Employment Agreement between Corel Corporation and David Dobson
10	.3**	Employment Agreement between Corel Corporation and Douglas McCollam
10	.4**	Employment Agreement between Corel Inc. and Randy Eisenbach
10	.5**	Employment Agreement between Corel Corporation and Amanda Bedborough
10	.6**	Employment Agreement between Corel Corporation and Jacqueline Maartense
10	.7**	2003 Share Option and Phantom Unit Plan
10	.8**	2006 Equity Incentive Plan
10	.9**	Form of Equity Award
10	.10**	Form of Officer and Director Indemnification Agreement
10	.11**	Lease of office space by and between Churchill Office Park Ltd. and Corel Corporation (headquarters office lease)
10	.12**	Advisory Services Expense Reimbursement Agreement
10	.13**	Agreement and Full and Final Release between Corel Corporation and Jacqueline Maartense effective January 20, 2006
21	.1**	Subsidiaries of Corel Corporation
23	.1*	Consent of PricewaterhouseCoopers LLP
23	.2*	Consent of PricewaterhouseCoopers LLP
23	.3*	Consent of Ernst & Young LLP
23	.4**	Consent of Torys LLP (included in opinion referenced in Exhibit 5.1)
24	.1**	Powers of Attorney (see Page II-4 of the Registration Statement on Form F-1 filed April 4, 2006)
99	.1**	Financial Statement Schedule I (Schedule of Allowance for Doubtful Accounts and Provision for Returns and Rebates)
99	.2**	Report Of Independent Registered Public Accounting Firm On Financial Statement Schedule I

 * Filed herewith.
** Previously filed.